Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period ending December 31, 2004

CONVERIUM HOLDING AG
(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Terry G. Clarke
	Name:	Terry G. Clarke
	Title:	Chief Executive Officer, Converium Holding AG

By:	/s/ Andreas Zdrenyk
	Name:	Andreas Zdrenyk
	Title:	Chief Financial Officer, Converium Holding AG

Date: March 4, 2005

Annual Report 2004

Shareholders’ Meeting

The Annual General Meeting 2005 is to be held at 10:30 a.m. local time on Tuesday, April 12, 2005 at the Casino in Zug, Switzerland.

Key share data for 2004

Shares registered as at December 31, 2004	146,689,462

SWX Swiss Exchange

Share price as at December 31, 2004 in CHF	10.15

Year High in CHF	37.03

Year Low in CHF	7.42

Average price in 2004 in CHF	22.57

Average daily trading volume	1,063,672

Market capitalization as at December 31, 2004 in CHF	1,488,898,039

Loss per share in CHF	–14.89

Book value per share as at December 31, 2004 in CHF	13.37

New York Stock Exchange

ADS price as at December 31, 2004 in US$	4.64

Year High in US$	29.57

Year Low in US$	3.15

Performance versus benchmarks since the IPO

Converium Ordinary Shares*	–75.4%

Bloomberg European Insurance Index*	–39.4%

Swiss Market Index*	–10.0%

Converium ADSs**	–67.6%

Bloomberg US Insurance Index**	8.1%

Dow Jones Industrial Index**	9.0%

Performance versus benchmarks in 2004

Converium Ordinary Shares*	–69.6%

Bloomberg European Insurance Index*	5.8%

Swiss Market Index*	3.7%

Converium ADSs**	–70.2%

Bloomberg US Insurance Index**	10.0%

Dow Jones Industrial Index**	3.2%

*	underlying figures in CHF

**	underlying figures in US$

First listed December 11, 2001 on the SWX Swiss Exchange and on the New York Stock Exchange.

Converium publishes quarterly, half-year and annual reports. Shareholders and others can gain access to reporting and other information about Converium at www.converium.com, or by contacting:

Zuzana Drozd, Head of Investor Relations
Converium AG, General Guisan-Quai 26
P. O. Box, 8022 Zurich, Switzerland
Phone +41 1 639 9120
E-mail zuzana.drozd@converium.com

Esther Gerster, Head of Public Relations
Converium AG, General Guisan-Quai 26
P. O. Box, 8022 Zurich, Switzerland
Phone +41 1 639 9022
E-mail esther.gerster@converium.com

Business profile

Financial highlights

(US$ million)	2004	2003	2002	2001

Gross premiums written	3,840.9	4,223.9	3,535.8	2,881.2

Net premiums written	3,553.0	3,827.0	3,322.2	2,482.6

Net premiums earned	3,685.1	3,676.5	3,165.5	2,295.2

Total investment results	358.1	251.4	241.5	210.3

(Loss) income before taxes	–422.6	224.4	57.4	–537.3

Net (loss) income	–760.8	185.1	106.8	–367.4

Basic (loss) earnings per share (US$) [1]	–12.00	2.33	1.34	–4.61

Total equity	1,720.2	2,083.3	1,738.0	1,570.8

Total underwriting reserves, net of reinsurance	9,297.2	8,075.1	6,736.0	5,263.1

Total invested assets	7,804.4	7,528.7	6,117.3	4,915.9

Pre-tax return on equity (%)	–20.3	12.9	3.7	–49.4

Loss ratio non-life (%)	90.3	71.5	78.2	99.9

Expense ratio non-life (%)	27.9	26.4	25.5	29.4

Non-life combined ratio (%)	118.2	97.9	103.7	129.3

Book value per share (US$)	11.76	52.38	43.55	39.27

Dividend per share (CHF)	–	1.50	1.00	–

1	For periods 2001 through 2004, the information is based on the rights offering that occurred in October 2004.

Actual non-life combined ratio

Contents

2	Letter from the Chairman

4	Review 2004 and outlook 2005

7	Strategy

8	Risk Management

11	Corporate Governance

25	Financial Statements

115	Addresses of offices

118	Glossary

Letter from the Chairman

Dear shareholders,

When I wrote to you in Converium’s 2003 Annual Report, I had every reason to believe that 2004 would be another successful year for our Company. Today I write with the clear realization that this was not the case. I share your unhappiness and disappointment in the results we report in the pages that follow.

Last year I wrote that even the best-made plans can be shaken, especially for companies in the risk business. At that time my colleagues on the Board and I had no indications that Converium’s reserve position would be challenged by the unexpected. The assessments during the course of 2003 gave us reason to believe that our reserves were adequate overall.

As you know, a material deficiency in the casualty provisions of Converium’s US subsidiary developed during the second quarter of 2004. The shortfall was mainly the result of a higher than modeled US casualty loss emergence, primarily related to the underwriting years 1997 to 2001.

Concerted and comprehensive reaction

Your Board responded swiftly and decisively. We chose to cease underwriting business in our US subsidiaries, to place our reinsurance operations there into run-off, and in future to write selective US business in Zurich. Although the US generates the largest premium volume of any country in the world, underwriting results there have generally been unsatisfactory from our perspective. In contrast, much of our business outside the United States – and especially that written in recent years – has proven both profitable and resilient. Your Board has decided to focus Converium’s capital and talent on reinsurance acceptances in more rewarding areas of business.

I have always indicated that, as a Board, we would be closely involved in the activities of your Company. We increased our oversight in 2004, as well as our interaction with Converium’s management. To strengthen day-to-day cooperation and communication between your Board and senior executives, Terry G. Clarke was appointed Managing Director with a view to working actively with management in order to enhance the effectiveness of strategic and operational decision-making and to ensure that the Board and management are working in concert. Following Dirk Lohmann’s departure on February 23, 2005, Terry G. Clarke stepped back as Managing Director and has since assumed the position of Chief Executive Officer.

While I am sincerely dissatisfied and disappointed by the blows inflicted on Converium by its past, I am not disillusioned about its present, or disheartened over its future. You have expressed trust in your Company by approving a US$ 420 million rights issue at the Extraordinary General Meeting that was held on September 28, 2004, and we will do the utmost to meet your trust. Converium has many strengths on which to trade forward. Not least of these is the operational and underwriting strategy developed since 2001. Having taken the decision to withdraw from underwriting through US subsidiaries and adjust the local corporate governance structure, I believe that our existing strategy remains sound in the current environment.

Many clients have expressed their confidence in Converium by continuing to do business with us. This gives me personal confidence in the inherent value of our organization. These clients have cleared up a great uncertainty which loomed over Converium in 2004: we have indeed been able to maintain our franchise. Our performance during the important renewal season of January 1, 2005 was in line with our expectations and targets. From the financial standpoint, as per the end of 2004, Converium’s tangible equity was US$ 1.6 billion, about the same as it was in early 2003. We now have a very strong capital base on which to rebuild, especially in view of our reduced premium volume.

That said, I do not wish to deny the seriousness of the events of 2004, nor to refute the challenges which lie ahead. Without doubt, some clients’ confidence in your Company has been eroded, especially in intermediated markets. We must now set aside our aspiration to rank among the largest reinsurers and focus instead on our new goals as a profitable medium-sized company.

Securing the future

In a business where capital entry is easy and much of the product is undifferentiated, we possess a proven resource to provide value-added services. Our current strategy has proven robust: Specialty Lines underwriting, long-term joint ventures, and our relationships with specialist syndicates at Lloyd’s have insulated Converium from some of the pressures arising from the fall in our financial strength ratings.

Ratings are critical in aviation, but Converium has drawn upon the support of its partners in the Global Aerospace Underwriting Managers Ltd. (GAUM) pool, to sustain our access to this preferred portfolio of aviation risk. Repositioning our life reinsurance segment to focus on new business in Continental Europe has provided a steady revenue stream. In total these strategic business undertakings, implemented since the Initial Public Offering (IPO) in 2001, yield approximately US$ 800 million in annual premium income. They provide a foundation on which to restore Converium’s market position.

Similarly, the strength of the direct business relationships built by our Client Relationship Managers has proven to be enormously beneficial in preserving our franchise. Although we have suffered certain business losses as a direct result of rating actions, Converium continues to receive strong support from many client segments. This is due in part to the value placed upon our technical skills, and on our expertise in specialist areas such as credit and surety, asset liability management, and natural catastrophe hazard modeling. This strong client support is also a clear benefit of increased client contact, whether initiated by Converium or facilitated by intermediaries.

Reputational damage cannot instantly be reversed. However, I believe that Converium’s excellent standing can be restored. The process has begun with your Board’s effort to regain your confidence in Converium. It is mirrored by the ongoing work of everyone within your organization to bolster the support of our current, former and future clients. Critically, it includes our ongoing efforts to retain the trust of Converium employees. Although, painful as it may be, our repositioning entails staff reductions worldwide, in order to decrease our cost base. These regrettable necessities are already underway.

I am personally confident that we have the resources and the will to continue to strengthen Converium’s franchise and to garner the renewed faith of rating agencies. As always, creation of shareholder value is the fundamental driver of your Board’s decision-making. We have always worked to build a modern, sophisticated reinsurance company engineered to create value. Clearly 2004 did not accomplish this, but following the successful rights issue and strategic repositioning, I believe that Converium is leaner and more focussed today.

Some thanks

I am very pleased to welcome Paul Dassenko as President and CEO of Converium Reinsurance (North America) Inc. His extensive run-off experience and strong leadership skills will prove invaluable to Converium’s shareholders and clients alike. Dirk Lohmann and Martin Kauer have left their posts as Chief Executive Officer and Chief Financial Officer, respectively. They were great contributors to the Company, and their commitment was critical for its establishment and for the successful IPO. The Board of Directors wishes both of them all the best for the future.

I would like to express my thanks to all shareholders, both new and long-term, for continuing to share my confidence in Converium. I would also like to thank our clients for their ongoing trust. Lastly, I wish to thank management and staff for standing by us through the crisis of 2004. I am thoroughly aware that the past year has been a very dramatic and trying one, but the Board and I look forward to cooperating with you to return Converium to a successful track.

Sincerely,

Peter C. Colombo
Chairman of the Board of Directors

Review 2004 and outlook 2005

Reinsurance industry overview

Reinsurers continued to benefit from a positive trading environment in 2004. Although the industry’s pricing cycle turned downwards in many lines of business, discipline was maintained overall. Despite some relaxation, premium rates and reinsurance terms and conditions were mainly adequate to yield economic profits in expectation. Global investment markets remained stable, but at relatively low levels of return, forcing underwriters to keep focussed on technical profits.

Trends established in 2003 continued in most lines and markets during the course of 2004, with further slight reductions in prices for standard property reinsurance, for example, and more significant easing of rates and conditions for underlying property cover, especially for large and prominent risks. Motor quota share pricing and conditions were mostly flat, but eased slightly in the UK. In contrast, market prices increased somewhat for European motor excess of loss treaties, in response to developing claims trends, especially in France.

Although the aviation reinsurance market remained steady, price declines continued for many insurance products, with rates slipping up to 10–15% for airline policies. In contrast, pricing of product liability for aviation risks increased while general aviation insurance stabilized after a period of rising prices. Terms and conditions for most specialty and liability reinsurances were maintained, even as underlying insurance prices eased further in some areas. Competition over specialty lines primary insurance risks, especially long-tail risks such as directors’ & officers’, increased during the year despite the frequency and severity of claims activity in the first five years of the decade. Meanwhile, US federal asbestos- and tort-reform initiatives were interrupted by presidential politics.

Despite generally flat pricing, the loss environment for both insurers and reinsurers changed dramatically in 2004. Although the commercial aviation sector saw one of the lowest loss years on record, continuing a trend, a number of dramatic natural catastrophes struck around the world in the third and fourth quarters. These included a series of landfalling hurricanes in the southern part of the United States and the Caribbean, an unusually high number of storms affecting Japan, and the tragic and devastating tsunami wave which developed following an earthquake in the Indian Ocean on December 26, 2004.

Assumptions about event frequency and multinational exposure have been challenged by these events, which in combination made 2004 the most costly ever in terms of natural catastrophes. However, the cost to the reinsurance market fell well within most companies’ expectations. The year’s high level of natural catastrophe losses halted or eased the declining trend in catastrophe reinsurance pricing. Although affected contracts typically saw large increases, prices declined in territories which were catastrophe-free, or which have a limited demand for catastrophe reinsurance. The offshore energy market suffered a multi-billion dollar loss arising from damage to offshore facilities caused by hurricane Ivan, halting price declines in that specialist market.

Despite unprecedented natural catastrophes, the year’s loss experience was generally benign. Outside of the energy market which suffered significant risk losses early in the year and again through hurricane Ivan, most lines of business experienced few, if any large shock losses. However, the emergence of prior year losses continued to affect a number of reinsurers’ current income, much of which was related to underwriting during the soft market years of 1997 to 2001. Financial security ratings remained generally stable, following the industry-wide downgrading in 2002 and 2003. In the second half of 2004 Converium dominated industry news on both subjects.

In terms of external influences, 2004 was marked by an investigation into broker remuneration practices, led by New York Attorney General Eliot Spitzer. Increased scrutiny of the manner in which brokerage services are compensated, as well as of finite reinsurance structures and captive insurance, placed the industry in an unfavourable public spotlight. The remuneration practices under question are concentrated in primary insurance, and impact the reinsurance market only to a very limited extent. Finite reinsurance is internationally a widely accepted and used tool to manage underwriting and balance sheet risk at affordable cost. In general, transactions are governed by strict accounting and disclosure rules.

Converium will continue to provide finite reinsurance products, and, as in the past, will work closely with auditors and clients to ensure compliant structures from a regulatory and accounting perspective. Demand for finite products may be diminished, however, due to their somewhat esoteric nature and the perceived negative associations with the use of finite from a publicity and disclosure point of view.

Converium’s 2004 performance

Converium began 2004 with a very strong renewal in an attractive pricing environment, but the unexpected reserve development emerging mid year had an obvious negative impact. Gross written premiums of the Standard Property & Casualty Reinsurance segment decreased by 9.9%, despite strong growth in Continental European markets early in the year. These early gains were offset by the run-off of Converium’s US reinsurance operations in the second half, by cancellations following rating downgrades, and by Converium’s selective reduction of exposures such as UK motor quota share and Japanese windstorm excess of loss due to falling prices.

A similar combination of growth and limitation factors affected premium income for Converium’s Specialty Lines segment, which recorded an overall decrease in gross written premium of 12.1%. Converium maintained its participation in the Global Aerospace Underwriting Managers Ltd. (GAUM) pool through fronting arrangements, although in the face of declining market rates GAUM chose not to renew the insurance programs of several high-profile international airlines, continuing the strict underwriting approach it adopted in the fourth quarter of 2003, when prices began to decline.

Following a restructuring in 2003, the Life & Health Reinsurance segment achieved strong growth in Europe, a result of intensive investment in customer servicing capabilities in Germany, France and Italy. Growth continued into 2005, as the segment increased its underwriting with existing clients and managed to attract new clients. Overall, Converium achieved strong underwriting results from business underwritten in 2004, as its technical approach to pricing and risk diversification continued to deliver profitable returns on risk-adjusted capital.

Solvency and capitalization

Converium is very well capitalized. Despite the events that rocked the Company in 2004, it finished the year with tangible equity* of US$ 1.6 billion, after the October rights issue re-established shareholders’ funds. Although Converium’s rights issue restored the Company’s tangible equity, the rating we were awarded by both major rating agencies was somewhat lower than our models would suggest. This is the consequence of reserving volatility in recent years and uncertainty with respect to Converium’s ability to maintain its franchise in the targeted markets. Converium has targeted the achievement of improved financial strength ratings within a reasonable timeframe, to reflect its true capital position.

Converium’s discussions with both major rating agencies will stress the progress and efforts to reinforce the financial strength of the various legal entities going forward. Given the concerns by customers and intermediaries regarding reinsurance security they are looking much more closely at the fundamentals of Converium’s balance sheet, in order to make their own assessment of the true financial strength of their counterparty. In many cases Converium was judged to be financially secure despite its current rating, as demonstrated by the achievement of the Company’s January 2005 renewal targets.

Outlook 2005

Converium succeeded in meeting its targets for the January 1, 2005 renewal, which represents a significant proportion of its total business. A large share of clients showed strong support, particularly those in Continental Europe and the Middle East. Nonetheless, the Company has begun the year significantly changed. Only small volumes of US business are expected to be underwritten from Converium’s Zurich headquarters, and rating-sensitive buyers and intermediaries in markets such as the UK and Australia (where the insurance supervisor mandates a minimum acceptable security rating) are unlikely to return to Converium until a rating upgrade has been achieved. In other markets Converium was able to maintain most relationships, albeit in many instances with reduced shares. While the initial impact is a reduction in premium written, it is encouraging to see that many clients “left the door open” to Converium and clearly signalled that a return to our former position in their reinsurance panel was a real possibility following an eventual upgrade in our rating.

Although ratings are an important selection criteria for all clients, Converium achieved a satisfactory renewal in markets where Client Relationship Managers have unrestricted access to customers. In many instances the level of service clients have received from Converium was an important factor in their decision to renew, as was their desire to continue to have a medium-sized, independent reinsurer such as Converium as part of their overall panel of reinsurers. As for the renewed business itself, terms and conditions were relatively stable. Underwriting standards were not relaxed, with the exception of the pricing formula which was modified to reflect our changed tax situation. Overall our target returns, although somewhat lower than in the peak of the hard cycle, remain in excess of our long-term return objectives as

*	Tangible equity = total equity less net deferred tax assets, goodwill, and other intangibles

Converium’s focus remains on improved risk diversification and reduced economic risk.

In the wider market, competition is increasing in most lines, and the trend towards price reductions continues. So far the market has remained disciplined in the main, but capital increases continued throughout 2004, as the reinsurance industry completed its recapitalization and grew stronger in terms of its capital base than it was before the losses of September 11, 2001 (source: Benfield). Insurance prices for some large property, specialty liability, and airline exposures are likely to continue to decline, and catastrophe reinsurance prices have resumed a slight downward course where no losses have occurred, as capacity remains abundant for most exposures.

In other lines, including European motor, small enterprise property, and many liability exposures, rates remained stable or increased upon renewal and are likely to remain satisfactory over the course of the year. As a result, in the absence of major catastrophic events the market as a whole is on track to achieve satisfactory profitability in 2005. Converium expects to deliver another profitable underwriting year, as its technical and disciplined approach is steadfastly enforced. In the autumn of 2004 we expected our non-US premium volume for the underwriting year 2005 to be reduced by up to 40% compared to 2004. All indications to date suggest that the Company will achieve those revenue goals, without sacrificing underwriting integrity and the maxim of profit over top-line performance.

Strategy

Early in 2004 Converium adopted a comprehensive corporate strategy intended to build on its accomplishments since the Company was formed in 2001. Later in the year the Global Executive Committee was forced to adjust the business model in response to developments which led to the decision to cease underwriting in North America, and to the downgrading by Standard & Poor’s and A.M. Best Company of Converium AG’s insurer financial strength rating to BBB+ and B++, respectively.

In contrast, key elements of Converium’s post-IPO strategy have proven both profitable and tactically sound. Business underwritten outside the United States since the IPO has met or exceeded financial targets based on current estimates. Converium’s strategic decisions since its independence have reinforced its ability to withstand the legacy-related challenges of the year in review.

Converium continued to attract business in targeted lines and regions during the January 1, 2005 renewals. This success underlines market appetite for a mid-sized, independent reinsurer, and justifies shareholders’ decision at the Extraordinary General Meeting in late September 2004 to support Converium as a stand-alone entity delivering consistency and continuity under its existing business model.

Current strengths arising from recent strategic positioning and development include the decision to continue to build direct client relationships in Continental Europe and elsewhere. In general, such relationships have proven more enduring than broker channels in the current business environment. In the specific case of Converium’s contract renewals for January 1, 2005, the greatest business continuity achievements were made among clients with which Converium has direct personal relationships at all levels, with or without the involvement of intermediaries.

In addition, the strategic diversification of Converium’s income streams has created a more robust organization by gaining access to business at its source. These steps include the development of joint ventures such as that with the Medical Defence Union in the United Kingdom, participation in Global Aerospace Underwriting Managers Ltd., and the formation of Converium’s Corporate Name at Lloyd’s to support clients operating in that market by providing capital to them directly.

Other successful strategic initiatives include expansion in the Asia-Pacific region, and refocusing and expanding of Converium’s Life & Health Reinsurance segment in Europe. Strategic decisions to increase activity supported by knowledge-based underwriting in certain specialty lines markets and to maintain a thoroughly technical and profitability-focused approach to all aspects of Converium’s business have also contributed to the Company’s resilience.

Looking ahead

Despite the strength of Converium’s strategic business model, changes lie ahead. The Company will continue to adjust its client base to concentrate on partnership-focussed professional reinsurance buyers within client segments dependent on reinsurance. This move is supported by Converium’s value proposition, built around comprehensive client services such as underwriting support and financial and natural hazard modeling.

Geographically, Converium now focuses its local presence and underwriting on clients located in Europe, Asia-Pacific, and Latin America. The Company will continue to serve North American customers selectively from Zurich, following the decision to place Converium Reinsurance (North America) Inc. into an orderly run-off, which will be accompanied by an active commutation strategy. A restructuring process is now underway to ensure that Converium’s physical presence matches its strategic outlook.

Converium will continue to serve and develop clients that will benefit from its strong capitalization following the 2004 rights issue. Converium’s existing targeting of strategic alliances and joint ventures will continue, especially for rating-sensitive specialty lines underwriting. Although 2004 was a challenging year for Converium, the validity of its incumbent strategic path outside the United States has been clearly endorsed. Converium’s business model will be further enhanced in 2005, with a clear line-of-business and geographical focus, an emphasis on expertise and service, and a rigorous technical approach.

Risk Management

Risk management practice in the global financial sector has increased in breadth and intensity since Converium was launched in 2001. The subject of risk management has been elevated to a board-level concern for listed companies around the world as corporate governance standards are overhauled, and scrutiny from regulators, supervisors, analysts and shareholders multiplies. The range of risks addressed by financial institutions has become considerably more comprehensive, and their analysis significantly more complex. Procedures now commonly include investigation of the potential interdependence of risk factors and determination of the risk-weighted capital required to support them.

During this time most reinsurance companies have developed comprehensive risk identification, analysis and control procedures, and are in the process of implementing these measures. Converium has been actively developing or extending a comprehensive Enterprise Risk Management (ERM) approach, rather than looking at risks separately and individually.

Risk Management further intensified

Converium advanced its ability to manage risk on an enterprise basis through its October 2003 reorganization into three global business segments based on the types of underwriting risk Converium assumes: Standard Property & Casualty Reinsurance, Specialty Lines, and Life & Health Reinsurance. The new structure replaced the historical geographical division, and allowed Converium to enhance and optimize its Enterprise Risk Management environment by introducing a universal risk management approach which regards the business as a uniform whole.

The reorganization included the creation of the position of the Chief Risk Officer at the Global Executive Committee level. Risk management functions were henceforth carried out according to this new organizational structure. This allowed management to assess and evaluate risks arising from the main annual reinsurance renewal season according to lines of business, rather than geographically.

While no risk management process can be 100% foolproof, Converium believes that its current procedures, incorporating principle-based risk analysis and enhanced in 2004 through the implementation of a dedicated risk reporting function, will create a safety net intended to prevent adverse situations from occuring and will ensure that such situations are identified in a timely manner.

Converium’s reserving policy

To ensure reserving throughout our business departments is consistent and adequate, Converium’s reserving policy has been further enhanced and codified. It comprises the reserving principles which spell out the approach and governance under which the company sets reserves. This comprises guidance as to best practice for developing best estimate indications and reserve ranges reflecting the inherent uncertainty in predicting future loss cost settlements, considerations as to reserve adequacy as well as to the reserving process and feedback loops between various parties to ensure a reliable, transparent and sustainable analysis of reserve levels in a timely manner.

Enterprise Risk Management approach

Converium’s Enterprise Risk Management approach is an integrated, rolling process which is reviewed on a regular basis. Constant risk identification leads on to a formalized risk assessment and prioritization process, including annual risk assessment procedures. Appropriate risk mitigation responses are developed and implemented. Control and monitoring functions lead into a communication process, supported by the dedicated risk reporting function. This communication is fed into Converium’s overall strategy development activities.

This principle-based risk management approach considers each risk in the light of all other risks, ensuring consistency and transparency of standards for risk measurement, control and reporting. The goal of this work, led by the Chief Risk Officer, is to recognize, understand, measure, hedge and mitigate all aspects of risk, actual and potential, that touch the organization.

Remaining risks may be significant, since Converium is in the business of accepting and retaining insurance risk from its clients. Retained risk is effectively balanced by blocks of allocated capital sufficient to ensure the sustainability of the organization while striving to maximize return to shareholders. Investment returns play a role, but they are anticipated and priced into Converium’s products on a risk-free basis and reflect the current low-margin return environment for the long term. Aggregate risks are measured across the Company, and incorporated into both performance analysis and strategic planning.

Reinsurers, including Converium, also face many of the conventional risks common to all enterprises. These include health and safety risks to the workforce, external risks such as theft and litigation, IT systems risks, and operational risks related to failed processes. In addition, however, reinsurers face a number of unique risks. Dominant among these are liability risks, including underwriting risk (the risk that inadequate reinsurance prices, terms and/or conditions result in premium income that is insufficient on average to offset claims payable to client insurers) and reserving risk (the risk that insufficient funds have been set aside to make future payments for claims incurred from the business underwritten in the past).

Managing and mitigating liability risks

Converium’s practical approach to liability risk management is intended both to ensure that the quantitative characteristics of each liability risk assumed are monitored through setting and controlling of the adherence to pricing and policies and guidelines, and to make certain that the unique aggregate risks which reinsurers can amass are within pre-defined tolerance levels.

Risk mitigation measures include monitoring the industry-wide pricing cycle to help shape an underwriting policy which reflects industry conditions; the implementation of risk diversification strategies and aggregation and accumulation controls; the exercise of strict underwriting policies, guidelines and authorization levels; and retrocession activities including group pooling and the issue of catastrophe bonds. Converium has now implemented the codification of its reserving policy, as described on page 8. The Chief Risk Officer oversees quarterly actuarial assessments of reserve adequacy across all lines of business, and the Chief Financial Officer employs an asset /liability matching strategy which considers duration, interest rates and currencies.

Applying a consistent strategic approach

Converium uses advanced techniques to calculate risk-adjusted capital allocation and return on risk-adjusted capital (RORAC) when pricing risks. The intent is to quantify the uncertainty related to each risk in the context of Converium’s existing portfolio, considering Converium’s overall risk tolerance. In order to measure risk, the frequency and severity of the potential loss event are defined based on stochastic event scenarios and their implications.

Once the basic model for any given contract is determined, the contract is assessed in the context of Converium’s portfolio. Contracts which improve portfolio diversification are allocated less capital than those that increase risk accumulation, thereby using price setting to improve risk diversification and steer the portfolio. Changes to Converium’s business platform in 2004 will, of course, significantly affect the geographical and asset class diversification previously achieved in the portfolio. However, as the structure of the portfolio for future underwriting years develops, the same diversification strategies and tools will be considered.

Converium’s capital modeling approach also factors in extreme events, often described as ‘the conditional worst case’ or ‘tail value at risk’. Capital is allocated to support the expected shortfall of assets required to cover these extreme events. Meanwhile, the portfolio approach ensures that accumulation of risk from diverse sources does not lead to a greater risk to capital than the amount of capital allocated allows.

Effective catastrophe risk management protection

To protect against a series of large catastrophes, Converium successfully completed a five-year catastrophe bond transaction in June 2004. The facility, Helix 04, takes advantage of capital markets’ appetite for fixed-price catastrophe risk to provide the Company with US$ 100 million in fully collateralized second and subsequent event reinsurance for North Atlantic hurricane, US earthquake, Japanese earthquake and European windstorm property catastrophe exposures.

The implementation of these risk management measures to ensure risk-adequate pricing, portfolio diversification and risk-adjusted capital adequacy have contributed to the current-year underwriting profits achieved across Converium’s reinsurance portfolio since 2002. Our effective approach and comprehensive catastrophe exposure management limited our net losses for the 2004 Atlantic hurricanes, typhoons in Japan and the tsunami in the Indian Ocean to a manageable size. Total natural catastrophe losses in 2004 amounted to US$ 154.5 million, adding 4.8 percentage points to the year’s combined ratio.

Managing and monitoring asset risks

In common with any organization managing a large investment portfolio, Converium also faces asset risks. These include market risks (the potential for losses arising from decreased asset values), credit risks (the potential for losses to arise from third parties failing to fulfill their obligations to Converium) and liquidity risks (the possible inability to fund obligations because assets cannot be used to meet liabilities when they fall due, because of the asset class). Converium employs several strategies to mitigate these risks, including the use of investment and treasury policies and guidelines incorporating a strategic and tactical asset allocation, retrocession security assessment and monitoring measures, and Converium’s sophisticated Asset and Liability Management (ALM) approach.

This ALM process, underpinned by a dynamic financial analysis system designed by in-house experts, drives regular analyses of both the investment and underwriting portfolios. The process identifies potential correlations between entries on either side of Converium’s balance sheet. ALM determines the optimal risk-based capital requirement for asset risks, as well as for underwriting. The Group’s prudent capital allocation model requires that capital, once allocated to liability or asset risk, cannot be used for any other purpose. Thus capital assigned to asset risk cannot be deployed to support assumed underwriting risk. ALM is also used to understand and evaluate changes in capital markets. For example, it is used to calculate the potential impact on Converium’s profit and loss account and balance sheet of specific changes in interest rates.

Dynamic asset management is another critical risk management approach for asset risks. In 2004 Converium has further reduced its exposure to equity investments, and has actively managed its bond portfolio to shorten the duration in anticipation of rising interest rates, which could lead to impairment of bonds.

Converium became more disciplined in 2004, a development which was also supported by the implications of the Sarbanes-Oxley Act, placing higher priorities on processes, controls and governance. Beyond cycle management, Converium intends to develop its risk and ALM models even further, and to enhance the ERM approach constantly.

Corporate Governance

Organizational structure

Converium is organized into three global business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. The lines of business by segment include the following:

Standard Property & Casualty Reinsurance
General Third Party Liability
Motor
Personal Accident (assumed from non-life insurers)
Property

Specialty Lines
Agribusiness
Aviation & Space
Credit & Surety
Engineering
Marine & Energy
Professional Liability and other Special Liability
Workers’ Compensation

Life & Health Reinsurance
Life and Disability
Accident and Health

The three business segments include all lines of business and markets. In addition, Converium has several business support functions which assist the three segments in the underwriting process. They comprise: Actuarial and Risk Modeling Services, Claims, Risk Pooling, Transactional Legal Services, Underwriting Technical Services and Risk Management. Converium also has certain departments, which provide services to all segments and functions globally. These include Finance, Information Technology, Human Resources, Internal Services, Corporate Legal Services, the Strategic Project Office and Corporate Communications and Development. Converium is reorganizing Converium Reinsurance (North America) Inc. (CRNA) in order to ensure an effective and orderly run-off of business under a new management. As at December 31, 2004 Converium had 771 employees worldwide.

Legal structure

Converium Holding AG, a company organized under Swiss law with its domicile in Zug, Switzerland, directly or indirectly owns all Converium companies. Converium Holding AG, with a share capital of CHF 733,447,310, is the only listed company within Converium. Its shares are traded on the SWX Swiss Exchange (ISIN: CH0012997711) and its American Depository Shares (ADSs, ISIN: US21248N1072) are traded on the New York Stock Exchange. The market capitalization as of December 31, 2004 was CHF 1,488,898,039.

Significant non-listed companies

		% of equity
Company name	Country of incorporation	share held	Currency	Share capital

Converium Rückversicherung (Deutschland) AG	Germany/Cologne	100	EUR	4,601,627

Converium Finance S.A.	Luxembourg /Luxembourg	100	EUR	31,000

Converium AG	Switzerland/Zurich	100	CHF	400,000,000

Converium Holdings (North America) Inc.	United States/State of Delaware	100	US$	1

Converium Reinsurance (North America) Inc.	United States/State of Connecticut	100	US$	3,500,000

Converium Insurance (North America) Inc.	United States/State of New Jersey	100	US$	5,000,000

Converium Holding (UK) Ltd	United Kingdom/London	100	GBP	101

Converium Insurance (UK) Ltd	United Kingdom/London	100	GBP	60,000,000

Converium London Management Ltd	United Kingdom/London	100	GBP	1,000

Converium Underwriting Ltd	United Kingdom/London	100	GBP	2

Converium IP Management Ltd	Bermuda	100	US$	12,000

Converium Finance (Bermuda) Ltd	Bermuda	100	US$	12,000

In December 2002, Converium Finance S.A., a Luxembourg company, issued non-convertible, unsecured, guaranteed subordinated notes with a principal amount of US$ 200 million. The notes, which are listed on the New York Stock Exchange, are irrevocably and unconditionally guaranteed on a subordinated basis by Converium Holding AG and Converium AG.

Significant shareholders

No shareholder is registered in Converium’s share register with an individual shareholding exceeding the 5% threshold as specified in article 663c of the Swiss Code of Obligations. The following notices have been given to Converium in 2004 in accordance with Art. 20 of the Federal Act on Stock Exchange and Securities Trading:

	Date of	% of
Company	notification	shareholding

Wellington Management Company Boston, Massachusetts, United States (acting on behalf of various funds)	September 30, 2004	From 7.68% to below 5%

Fidelity International Ltd Hamilton, Bermuda	April 22, 2004 July 29, 2004	6.60 3.51	% %

Capital Group Companies Ltd Los Angeles, California, United States (acting on behalf of various funds)	August 5, 2004	5.34%

Odey Asset Management London, United Kingdom (acting as investment manager for various funds)	October 18, 2004	5.84%

Cross-shareholdings

Converium has no cross-shareholdings with any other joint-stock companies.

Capital structure

Ordinary share capital

At the Extraordinary General Meeting held on September 28, 2004, the shareholders approved the reduction of the nominal value from CHF 10 per share by CHF 5 to CHF 5 per share and the increase of the share capital by CHF 533,416,225 through the issuance of 106,683,245 fully paid-up registered shares with a nominal value of CHF 5 each at an issue price of CHF 5 per share. As at December 31, 2004 Converium Holding AG had an ordinary share capital of CHF 733,447,310 divided into 146,689,462 fully paid-up registered shares with a nominal value of CHF 5 each.

Conditional and authorized share capital

At the Annual General Meeting held on April 27, 2004, it was resolved to replace the conditional share capital for the participation of employees by a conditional share capital for options and/or conversion rights. Pursuant to Article 3a of Converium’s Articles of Incorporation, Converium’s share capital can be increased by the issuance of a maximum of 4,000,000 fully paid-up registered shares of CHF 5 nominal value each, amounting to a maximum of CHF 20,000,000 through the exercise of option or conversion rights which will be granted on a stand-alone basis or in connection with bond issuances or other debt financing by Converium or one of its subsidiaries. The subscription right of the shareholders with respect to these shares is excluded. The advance subscription rights of the shareholders may be excluded by the Board if the options or conversion rights are used in connection with the financing of a take-over of a business, parts of a business or participations. In this case, the structure, term and amount of the bond issue or other debt financing, if any, as well as the terms and conditions of the option and/or conversion rights, are to be determined by the Board on the basis of the market conditions prevailing at the time of the issue of the rights. Option and/or conversion rights shall be exercisable for the maximum period of ten years.

In addition, the Annual General Meeting resolved to create authorized share capital. Pursuant to Article 3b of the Articles of Incorporation, the Board is authorized, on or before April 27, 2006, to increase the share capital by the issue of up to a maximum of 4,000,000 fully paid-up registered shares of CHF 5 nominal value each, amounting to a maximum of CHF 20,000,000. The subscription rights of the shareholders may be excluded by the Board if the new shares are used for a take-over of a business, parts of a business, or participations, or for the financing of such transactions, or for the enlargement of the shareholder base in connection with the listing of shares on a stock exchange.

Changes in capital

The decrease in “additional paid-in capital” primarily results from the Rights Offering that occurred in October 2004. The Annual General Meeting further approved the dividend payment of CHF 1.50 per share, or CHF 59,796,602 reducing retained earnings. (See pages 47 and 87 of the notes to the financial statements for further information on shareholders’ equity.)

Shares, other certificates and limitations on transferability

Converium has issued 146,689,462 fully paid-up registered shares with a nominal value of CHF 5 each. Each share carries one vote. There are no preferential rights for individual shareholders. The Articles of Incorporation of Converium Holding AG do not provide for limitations on transferability of shares.

For more details on ownership rights and nominee registration please see page 20 under shareholder participation rights. Converium has neither issued participation, profit sharing nor dividend-right certificates nor has it issued convertible bonds or options/warrants to third parties. Information about Converium’s share options granted to members of the Board of Directors (BoD), the Global Executive Committee (GEC) and employees is contained in the Remuneration section of this document on page 19, and page 85 of the notes to the financial statements.

Some interests in Converium shares are held by investors in the form of ADSs issued by the Bank of New York. One ADS represents the right to receive one half of one Converium share. ADSs are traded on the New York Stock Exchange.

Converium’s Board of Directors

Converium’s global strategy is set by its Board of Directors (BoD), the body with ultimate responsibility for Converium’s policies and management, including investment, treasury, solvency and liquidity policies. The BoD consists of no less than four and no more than nine members. Currently it comprises six. With wide-ranging experience in the reinsurance sector, this group represents an appropriate mix of skills for the effective governance of a major international reinsurance organization. The BoD oversees Converium’s affairs and offers regular directives to the Global Executive Committee. All Board members, except Terry G. Clarke1 who holds the position of Managing Director and Derrell J. Hendrix who acts for us as a consultant through the RISConsulting Group LLC, are non-executive and independent of management. None of the Board members have ever held an executive position within Converium or any of its subsidiaries. No interlocking directorships exist between the Board members of Converium and board members of any other company.

1	Effective February 23, 2005, with the appointment of Terry G. Clarke as Chief Executive Officer, the position of Managing Director was removed based upon a Board resolution of the same day.

Members of the Board of Directors

The composition of the BoD includes a cross section by geography and professional experience, as well as a reasonable age distribution. The members of the BoD are elected for a term of office of not more than three years, after which they become eligible for reelection. In case of the election of a substitute, the new Board member finishes the term of office of the predecessor.

The members of the Board, their dates of birth, nationality and terms of office as at December 31, 2004 were as follows:

Members of the Board of Directors

			Date of	Term
	Date of		first	expires
Name	birth	Nationality	election	in

Peter C. Colombo (Chairman) 1 2 4	June 15, 1934	Swiss	Nov 16, 2001	2007

Georg Mehl (Vice Chairman) 1 2 4	Aug 11, 1939	German	Nov 16, 2001	2006

Terry G. Clarke 1 2 3 5	Oct 31, 1941	British	Jan 1, 2002	2007

Derrell J. Hendrix [3]	Aug 9, 1953	American	Nov 16, 2001	2007

George G. C. Parker 3 4	March 29, 1939	American	Nov 16, 2001	2006

Anton K. Schnyder 1 2	Nov 29, 1952	Swiss	Nov 16, 2001	2006

1	Member of the Nomination Committee

2	Member of the Remuneration Committee

3	Member of the Finance Committee

4	Member of the Audit Committee

5	In connection with his appointment to the position of Managing Director, Mr Clarke resigned from the Audit Committee. Mr Clarke will attend meetings of the Audit Committee as a standing invitee. Mr Clarke also resigned as the Chairman of the Nomination Committee.

Curricula Vitae of the Board members

Peter C. Colombo started his professional career with Gerling Group in Cologne in 1959 and was Principal Officer of Gerling Global Reinsurance Company in London from 1963 to 1965. From 1965 through 1998 he worked for Union Reinsurance Company in Zurich with various responsibilities. Mr Colombo served as President and CEO of Union Reinsurance Company from 1989, with appointments as Managing Director in 1996 and as Deputy Chairman of the Board of Directors in 1997. He serves as Deputy Chairman of the Board of Directors of Generali (Schweiz) Holding AG, Zurich, Switzerland, and as a member of the Advisory Board of the Barmenia Group in Wuppertal, Germany. Mr Colombo holds a Bachelor of Social Sciences degree (economics and politics) from the University of Birmingham, England.

Georg Mehl served as a consultant for the Wüstenrot & Württembergische Group, Stuttgart, Germany, since 2001 and in addition as a member of the Executive Management Board of Hanse-Marine-Versicherung-AG, Hamburg, Germany, until the end of 2003. Previously, he served in a series of positions with the Württembergische Group, most recently as CEO of Wüstenrot & Württembergische AG. Georg Mehl had worked for almost 30 years for the Allianz Group, Hamburg and Munich, Germany. He is Chairman of the Board of Directors of Sektkellerei Schloss Wachenheim AG, Trier, Germany. Mr Mehl also serves as a member of the supervisory or advisory boards of several German financial services and commercial institutions. He graduated from the German Insurance Academy in Cologne, Germany, in 1961.

Terry G. Clarke was a consulting actuary with the Tillinghast Business of Towers Perrin and a Principal of Towers Perrin. He joined their London office in 1986 and was Managing Principal of Tillinghast’s North America practice prior to retiring at the end of 2001. From 1978 until 1986 Mr Clarke was a member of the Norwich Winterthur Group senior management team. Prior to 1978, he held various positions in the Norwich Union Group. Mr Clarke qualified as a Fellow of the Institute of Actuaries in 1967, and is co-author of several papers on non-life insurance subjects as well as a tutor and examiner. He has been a member of a number of professional committees both in the United Kingdom and in Continental Europe. Mr Clarke served as Converium’s Managing Director, and, since February 24, 2005 serves as Chief Executive Officer of the Company.

Derrell J. Hendrix is the Manager and Chief Executive Officer of The RISConsulting Group LLC, a Boston-based risk management consulting company which he founded in 1996 together with Hannover Rückversicherungs AG (through its US subsidiary, Insurance Corporation of Hannover). Mr Hendrix served from 1995 to 1996 as Managing Director and Head of Derivatives at the Bank of Boston. He began his career at Citibank in 1977, and from 1980 through 1995 he held various department head positions in Citicorp’s banking and investment banking operations in Toronto, Hong Kong and London. Mr Hendrix holds a Master of Arts from the Fletcher School of Law and Diplomacy, Medford, Massachusetts, and a Bachelor of Arts from Amherst College, Amherst, Massachusetts.

George G. C. Parker is the Dean Witter Distinguished Professor of Finance and Management, Graduate School of Business, Stanford University, Stanford, California. From 1993 to 2001, Professor Parker was Senior Associate Dean for Academic Affairs and Director of the MBA Program at Stanford. Professor Parker served as Director for Executive Education, Stanford Business School, between 1979 and 1988, and from 1973 to 1979 he was Director of the Stanford Sloan Program for Executives. He is currently a board member of California Casualty Group of Insurance Companies, San Mateo, California; Continental Airlines Inc., Houston, Texas, and various other US-based companies. He graduated from Haverford College, Pennsylvania, with a degree in economics in 1960, and received an MBA in finance in 1962 and a doctorate in finance in 1967, both from Stanford.

Anton K. Schnyder served as a full professor for private law at the University of Basel, Switzerland, from 1993 to 2003. As of summer term 2003 he has been appointed to Zurich University as a full professor for private and international as well as comparative law. In 1994 he was appointed Vice President and in 2004 President of the Federal Appeal Commission supervising private insurance. From 1987 to 1993, Professor Schnyder served as a corporate legal adviser to the Zurich Insurance Group, and from 1992 as a member of the executive staff. He graduated from Zurich University, Switzerland, in 1978 and received his doctorate degree in 1981, being awarded the Professor-Walther-Hug-Prize for his doctoral thesis. Additionally, he holds a Master of Laws from the University of California, Berkeley. For many years he has been a special adviser to the governments of Switzerland and Liechtenstein for insurance legislation. Currently Professor Schnyder is Chairman of the working party for a revision of the Swiss Insurance Contract Law.

Internal organizational structure of the BoD

The BoD is headed by the Chairman or, in his absence, by the Vice Chairman. It meets as often as circumstances require, but at least four times per year. In 2004 the BoD met six times physically and held 17 further meetings by way of conference calls. The increased number of conference calls was required after the announcement of the reserve strengthening on July 20, 2004, in order to take the necessary measures. Furthermore an ad-hoc committee consisting of Peter C. Colombo as Chairman, Georg Mehl, Terry G. Clarke and Derrell J. Hendrix was formed to prepare decisions by the BoD with respect to the Extraordinary General Meeting in particular. The ad-hoc committee held a total of four conference calls and meetings.

Meetings generally last one day, with Committee meetings preceding Board meetings. Agendas are set by the Chairman or the Chairman of the respective Committee. At each of its meetings the BoD must be informed, through formal reports by the Chief Executive Officer (CEO) and the members of the Global Executive Committee (GEC), about the course of the business and the activity of the business segments and the GEC. In case of important business incidents, the BoD must be informed without delay. Furthermore, each Board member receives appropriate information with respect to any matter to be considered by the BoD. For financial reporting purposes, this includes an appropriate quarterly reporting package comprising financial and investment information including consolidated financial accounts of Converium and its business segments.

The Chief Executive Officer (CEO), the Chief Financial Officer (CFO) and the General Legal Counsel attend Board meetings on a regular basis. Members of the GEC and other executives attend meetings at the Chairman’s invitation. In addition, Board members meet at regularly scheduled sessions without management. Furthermore, conference calls and meetings between Board members and members of the GEC are held to resolve formal matters or to exchange information.

The BoD performs an annual self-evaluation and sets its objectives based upon this evaluation. Annually it reviews the performance of the CEO and approves his objectives. The Head of Internal Audit reports directly to the Audit Committee, and the Board meets regularly with Converium’s external auditors, and as may be necessary, with outside consultants to review the business, better understand all laws and policies, and support the management in meeting requirements and expectations.

Board Committees

The BoD has four Committees, which meet in conjunction with or prior to Board meetings, as necessary, and regularly report and submit proposals to the BoD. Each Committee has a Chairman who directs the meetings according to a set agenda, and a secretary, currently the General Legal Counsel.

The Nomination Committee comprises at least three Board members and currently comprises four. It appoints and dismisses the Head of Internal Audit and outside directors of Converium companies, unless such appointment or dismissal is required by regulatory law or order, in which case such appointment or dismissal lies in the responsibility of the CEO. The Committee proposes to the BoD the appointment of Board members and the members of its Committees and their Chairmen, the Chairman and Vice Chairman of the BoD and the members of the GEC. It defines and implements procedures for the annual self-evaluation of the BoD’s and the Committees’ performance; for the annual statement of independence of the BoD and disclosure of any conflict of interests and any agreements concluded with Converium or any of its subsidiaries; and for the orientation program for new Board members. Standing invitees are the CEO and the Chief Human Resources Officer. In 2004 the Nomination Committee held four meetings.

The Remuneration Committee comprises at least three Board members and currently comprises four. It sets the compensation levels for the GEC (except the CEO) and the Head of Internal Audit, and proposes to the BoD the overall remuneration for the CEO, for each of the members of the BoD and the Managing Director, as well as the principles of compensation, of incentive schemes, and bonus payments to employees. Standing invitees are the CEO and the Chief Human Resources Officer. In 2004 the Remuneration Committee held five meetings.

The Finance Committee comprises at least three Board members and currently comprises three. It approves external providers of asset management services and capital increases in subsidiaries between US$ 5 million and US$ 20 million. It submits to the Board for its approval the accounting standards framework for Converium, the annual budget and financial plans, investment and treasury policy, solvency and liquidity planning, strategic asset allocation, tax planning, the allocation of expenses to be charged to the Corporate Center, capital increases and the use of contingent or authorized capital, year-end results and dividend policy, as well as exchange listings and de-listings. Standing invitees are the CEO and the CFO. In 2004 the Finance Committee held three meetings.

The Audit Committee comprises the Chairman of the BoD and the Chairmen of the Finance, Nomination and Remuneration Committees. In connection with his appointment to the position of Managing Director, Terry G. Clarke resigned from the Audit Committee and also resigned as the Chairman of the Nomination Committee. The Audit Committee currently only comprises three members because the Chairman of the Remuneration and Nomination Committee is the same person. Only independent and financial literate directors are eligible to serve on the Audit Committee. In order to qualify as independent, a member may not accept any consulting, advisory or compensatory fee from the company. In addition, an Audit Committee member may not be a person affiliated with the company or any of its subsidiaries. The Audit Committee reviews and approves the quarterly financial statements, except year-end results; approves and supervises the implementation of Converium’s Audit Charter, including the review of internal control systems and Converium’s risk management and auditing processes; reviews and assesses significant accounting and reporting issues; oversees external and internal auditors and the external and internal audit process; assesses the accuracy of the annual financial statements and determines that appropriate accounting principles have been applied; and liaises with Converium’s Risk Management functions to identify Converium’s areas of greatest risk and to assess management’s role in mitigating the risks. Standing invitees are the CEO, the Managing Director, the Head of Internal Audit and the external auditor. In 2004 the Audit Committee held six meetings.

The Audit Committee is supported in its supervisory task by Internal Audit, which reports directly to the Audit Committee.

Internal Audit is committed to the Standards for Professional Practice of Internal Auditing set out by the Institute of Internal Auditors. The strategic goals of the Internal Audit department, which were formally approved by the Audit Committee, are as follows:

–	To evaluate the reliability and controls of the financial and risk reporting systems processes and to provide reasonable assurance that material errors and irregularities will be detected on a timely basis.

–	To evaluate the integrity of financial information.

–	To evaluate compliance with policies, plans, procedures, regulations, laws and contracts.

–	To safeguard Converium’s assets.

–	To evaluate and promote efficient use of resources.

–	To coordinate and manage, on behalf of the Audit Committee, the relationships with the public accounting firms working for Converium.

The Internal Audit department currently consists of ten persons and covers all operations of Converium worldwide. Internal Audit has unrestricted access to all relevant information and documents.

The areas of responsibility between the BoD, the Managing Director and the Global Executive Committee are defined in the Organizational By-laws of Converium Holding AG, which are available on the internet at www.converium.com.

Managing Director

In order to enhance the effectiveness of strategic and operational decision-making and ensure greater collaboration between the BoD and Converium’s management team, the BoD decided to establish the position of a Managing Director. On September 10, 2004 Terry G. Clarke1 was appointed Managing Director. The Managing Director serves on the BoD and has oversight over Converium’s day-to-day management. The Managing Director attends all meetings of the Global Executive Committee and has veto power over decisions taken by the GEC.

Converium’s Global Executive Committee

The BoD has delegated the management of Converium to the Global Executive Committee (GEC). The GEC comprises an executive management team currently with seven members. It is responsible for implementing Converium’s global strategy, ensuring effective collaboration between each subsidiary, and business segment, and reviewing progress against financial and operating plans as approved by the BoD.

At December 31, 2004 the GEC consisted of:

Members of the Global Executive Committee

		Year
	Nationality	born	Position held

Dirk Lohmann	German	1958	Chief Executive Officer

Frank Schaar	German	1960	Executive Vice President for Standard Property & Casualty Reinsurance

Benjamin Gentsch	Swiss	1960	Executive Vice President for Specialty Lines

Christoph Ludemann	German	1956	Executive Vice President for Life & Health Reinsurance

Hans Peter Boller	German	1962	Chief Risk Officer

Martin Kauer	Swiss	1959	Chief Financial Officer

Christian Felderer	Swiss	1954	General Legal Counsel

Gary Prestia resigned as Chief Technical Officer effective September 10, 2004. Dirk Lohmann took over the responsibilities of the Chief Technical Officer ad interim. On November 4, 2004 Martin Kauer announced his resignation as Chief Financial Officer. The Board appointed Andreas Zdrenyk as interim Chief Financial Officer of Converium following Martin Kauer’s agreed departure on February 28, 2005. Andreas Zdrenyk serves as Converium’s Global Chief Information Officer. A search and recruitment process for Mr Kauer’s replacement is under way. On February 23, 2005 the Board of Directors appointed Terry G. Clarke as Chief Executive Officer and replaced Dirk Lohmann with immediate effect. Mr Clarke continues to be a member of the Board of Directors.

1	Effective February 23, 2005, with the appointment of Terry G. Clarke as Chief Executive Officer, the position of Managing Director was removed based upon a Board resolution of the same day.

Curricula Vitae of the GEC members

Dirk Lohmann was the Chief Executive Officer of Converium until leaving the Company on February 23, 2005. He joined Zurich Financial Services in September 1997 as Chief Executive Officer of its reinsurance operations in Zurich and of its German operating subsidiary, Zürich Rückversicherung (Köln) AG. In July 1998, Mr Lohmann was appointed as a member of the Group Executive Board of Zurich Financial Services, serving as the Chief Executive Officer of its global reinsurance operations. Before joining Zurich Financial Services, he held various management positions at Hannover Re between 1980 and 1997, most recently as a member of the Executive Board of Management. He is a non-executive director of Global Aerospace Underwriting Managers Ltd. (GAUM) and a director and chairman of the Medical Defence Union Services Ltd. (MDU), both located in London, United Kingdom. Mr Lohmann received a Bachelor of Arts degree in economics and political science from the University of Michigan, Ann Arbor.

Frank Schaar is the Executive Vice President for Standard Property & Casualty Reinsurance. He joined Zürich Rückversicherung (Köln) AG as Chief Executive Officer in 2000. Previously he was employed by Hannover Re for 17 years through 1999, most recently serving as a Managing Director and a member of the extended board in charge of Asia, Australia and Africa. From 1982 until 1997, Mr Schaar served in various capacities, most recently as Senior Vice President with responsibility for Germany. Mr Schaar holds a degree in insurance economics and worked as a lecturer in reinsurance at the Institute for Professional Development of the Insurance Association in Hannover for ten years.

Benjamin Gentsch is the Executive Vice President for Specialty Lines. In 1998, he joined Zurich Re as the Chief Underwriting Officer Overseas where he was given the task of strengthening the company’s position in the Asian, Australian, African and Latin American markets. In addition, he took charge of the Global Aviation reinsurance department and built up the Professional Risk and Global Marine reinsurance departments. In September 2002, Mr Gentsch was appointed Chief Executive Officer of Converium Zurich. Between 1986 and 1998, he held various positions at Union Reinsurance Company, Zurich, where from 1990 he was responsible for treaty reinsurance business in Asia and Australia. He is an alternate director of Global Aerospace Underwriting Managers Ltd. (GAUM). Mr Gentsch holds a degree in business administration of the University of St. Gallen, with a focus on risk management and insurance.

Christoph Ludemann is the Executive Vice President for Life & Health Reinsurance. He joined Converium in September 2002, bringing to the company 20 years’ experience in the reinsurance market. From 1990 until 2002 Mr Ludemann was responsible for General Cologne Re’s European and Latin American life and health markets, and from 1995 until 2002 he was also a member of the Executive Board of Management of General Cologne Re of Vienna. Between 1983 and 1990, he worked as General Cologne Re’s Marketing Manager for the Netherlands, Scandinavia and Austria. Mr Ludemann has a degree in mathematics and insurance economics from the University of Cologne.

Hans Peter Boller is the Chief Risk Officer and an Executive Vice President of Converium. He is responsible for risk management, corporate compliance, pricing, reserving, Asset and Liability Management (ALM) and natural hazard modeling. He joined the company in 1999 as the Chief Actuary for Zurich Re, Zurich. Prior to 1999, he was a consultant with Tillinghast-Towers Perrin. Mr Boller is a fellow of the German Actuarial Society (DAV) and the Swiss Actuarial Society (SAV), and a member of the International Actuarial Association (IAA). He serves as Chairman of the Reinsurance Subcommittee of the IAA and was a member of the Risk-Based Capital Solvency Structure Working Party of the IAA, advising the supranational regulatory bodies on actuarial matters. He also serves on the Swiss Solvency Board advising the Swiss Regulatory Authority. Mr Boller holds a Master’s degree in economics and engineering and a doctorate in actuarial science from the University of Karlsruhe.

Martin Kauer was the Chief Financial Officer and an Executive Vice President of Converium until leaving the Company on February 28, 2005. He served as Chief Financial Officer of Zurich Financial Services’ global reinsurance operations from July 1998. From 1996 to 1998 Mr Kauer managed the demutualization of Rentenanstalt/Swiss Life, where he was also responsible for Strategic Planning and Controlling. Previously, he worked for Union Bank of Switzerland as an investment banker. Mr Kauer holds a degree in economics from the University of Zurich.

Christian Felderer is the General Legal Counsel and an Executive Vice President of Converium. He joined Zurich Re in 1997 and has 20 years’ experience in the insurance and reinsurance industry, most recently as Senior Legal Counsel for Zurich Re and General Counsel for Converium. Between 1990 and 1997 Mr Felderer had various management responsibilities within the Zurich Group’s International Division, including the establishment and management of the Captives and Financial Risk Management department and management of the Claims organization of the International Division. From 1986 to 1990 he was Corporate Legal Counsel in the General Counsel’s Office of the Zurich Insurance Group, and from 1983 to 1986 he was an underwriter in the Casualty department of the International Division. Mr Felderer has a law degree from the University of Zurich and is admitted to the Bar of the Canton of Zurich.

Andreas Zdrenyk is Chief Information Officer of Converium and has been appointed interim Chief Financial Officer of the Company as of February 28, 2005. He joined Zurich Re in 1998 and has gained in-depth insight into the Company’s operations in various functions such as Chief Financial Officer of Converium Zurich and Zurich Re Zurich, respectively, and Head of Internal Audit & Consulting. Prior to joining Zurich Re Andreas Zdrenyk spent a total of 16 years with the Winterthur Swiss Insurance Group, six years of which as regional Head of Internal Audit North America based in the United States. Andreas Zdrenyk, a Swiss citizen, holds a Master’s of Business Administration degree from Cox School of Business (Dallas, USA) and a Master’s of Information Systems/Information Technology degree from the Swiss Association of Commerce (Zurich, Switzerland).

Management contracts

Converium has not entered into management contracts with other companies which transfer key management functions.

Compensation, shareholdings and loans

Board remuneration

In 2003 the BoD reviewed its overall compensation structure in consideration of its increased workload and emphasis on enlarged Committee work and more complex corporate governance rules. Since then the level of compensation remained unchanged. For the office term 2004/2005, basic cash compensation for an ordinary Board member, set at CHF 100,000 (US$ 80,593), includes compensation for membership of one Committee. Board members are entitled to receive equity compensation granted at the end of the respective period for which it is due, which shall comprise Converium shares equal to a value of CHF 25,000 (US$ 20,148) with a restriction period of three years, and share options equal to a value of CHF 25,000 (US$ 20,148) calculated on the Black-Scholes formula on the basis of Converium’s share price at the beginning of the period. The Chairman is entitled to an increase of 50% and the Vice Chairman to one of 25% of the individual elements of the compensation package. The following compensation was agreed for membership of a second and third Committee:

–	CHF 4,000 (US$ 3,224) for membership of a second Committee
–	CHF 3,000 (US$ 2,418) for membership of a third and any subsequent Committee and additionally,
–	CHF 5,000 (US$ 4,030) if the member holds one or more chairmanships in the Committees.

The remuneration of the BoD is not performance-related.

The following table illustrates the compensation paid to each Board member in 2004. Cash compensation paid at the date of each Ordinary General Meeting comprises 50% of the cash compensation due for the ending annual period and 50% for the commencing annual period.

Total cash compensation
(without expenses)
paid to members of the Board in 2004

Peter C. Colombo	CHF 162,000
(US$ 130,556)

Georg Mehl	CHF 137,000
(US$ 110,408)

Terry G. Clarke [1]	CHF 160,000
(US$ 128,944)

Jürgen Förterer [2]	CHF 93,930
(US$ 75,698)

Derrell J. Hendrix	CHF 100,000
(US$ 80,590)

George G.C. Parker	CHF 109,000
(US$ 87,843)

Anton K. Schnyder	CHF 104,000
(US$ 83,814)

[1]	Includes CHF 48,000 (US$ 38,683) for additional professional services as a Board member and does not include Mr Clarke’s compensation as Managing Director of CHF 113,684 (GBP 50,000) per month plus reimbursement for customary expenses.

[2]	Resigned as Board member as of September 29, 2004.

Jürgen Förterer, who resigned from the BoD on September 29, 2004, received pro rata compensation for his services rendered in the office term 2004/2005 (see table above). Converium has no other former Board members.

Converium has retained The RISConsulting Group LLC, of which Mr Hendrix is co-owner and chief executive officer, for certain consulting services. For 2004 Converium paid total fees of US$ 250,000 (CHF 310,212) to RISConsulting

Group LLC. Mr Hendrix is also a manager and owner of approximately 57% of the outstanding share capital of RISC Ventures LLC, a Delaware-based limited liability company created to manage and operate companies engaged in commercializing technologies and intellectual properties developed by The RISConsulting Group LLC and its affiliates. In April 2004, Converium AG invested US$ 2.0 million in RISC Ventures LLC for an approximate 17.5% ownership interest in that entity.

In 2004 neither Converium nor any of its subsidiaries granted loans, advance payments or credit lines to Board members, senior management or parties closely related to them. As of the end of December 2004 no such loans, advance payments or credit lines are outstanding. No shares and options are held by closely linked parties of the members of the Board.

Shareholdings of Board members
in Converium as of December 31, 2004

	Shares	Shares held
	allocated	at Dec 31,
	in 2004	2004
Peter C. Colombo	641	3,495

Georg Mehl	534	2,158

Terry G. Clarke	427	1,563

Jürgen Förterer [3]	1,698	2,834

Derrell J. Hendrix	427	427

George G.C. Parker	427	727	[4]

Anton K. Schnyder	427	427

[3]	Resigned as Board member as of September 29, 2004 and includes pro rata equity compensation for the office term 2004/2005.
[4]	427 shares and 600 ADSs.

Options held by the members of the Board as of December 31, 2004

	Number of options [5]
	Peter C.	Georg	Derrell J.	George G.C.	Anton K.	Terry G.	Expiry	Subscription	Strike [6]
Year of grant	Colombo	Mehl	Hendrix	Parker	Schnyder	Clarke	date	ratio	price
2002	1,406	1,125	937	937	937	681	Oct 30, 12	1:1	CHF 89.10

2003	2,797	2,237	1,864	1,864	1,864	1,864	Nov 27, 13	1:1	CHF 89.10

2004	2,172	1,810	1,448	1,448	1,448	1,448	Oct 27, 14	1:1	CHF 58.50

Total	6,375	5,172	4,249	4,249	4,249	3,993

[5]	Options vest immediately. Options held by Mr Förterer expired on December 29, 2004 due to his resignation.
[6]	An adjustment to the exercise price of all options outstanding prior to the Rights Offering will be made in early 2005 in order to account for the dilution of the value of the options as a result of the Rights Offering. The reduction in exercise price maintains the same Black-Scholes value of the option before and after the Rights Offering and does not reflect any other decrease in the share price.

Managing Director remuneration

Terry G. Clarke receives for his services as Managing Director a remuneration of GBP 50,000 (CHF 113,684) per month plus reimbursement for customary expenses.

GEC remuneration

The Remuneration Committee sets compensation levels for members of the GEC and proposes to the Board the remuneration of the Chief Executive Officer.

Compensation for each member of the GEC consists of a base salary and an incentive component based on Converium’s and the individual’s performance. The incentive component may vary highly from year to year depending on the achievement of the incentive award targets set annually by the Board of Directors.

The Remuneration Committee determines the awards paid out to the GEC.

The performance-based incentive component consists of the annual incentive plan (AIP) and the long-term incentive plan (LTIP). A minimum of 25% of the performance-based compensation paid under the AIP is paid in the form of Converium shares. The LTIP is part of Converium’s executive share ownership program and designed to align the interests of management closely with those of shareholders as well as to encourage stock ownership. 50% of the award paid out under the LTIP is delivered in Converium shares and the other 50% of the award is paid out in non-qualified options.

Total aggregate compensation of all officers of the GEC in 2004 was US$ 6.7 million (CHF 8.3 million). This total includes base salary and cash awards made under short- and long-

term incentive plans paid during 2004, and the estimated value of other compensation-related items. This sum also includes the compensation of Gary Prestia who resigned on September 10, 2004. No severance payment other than the contractual salary and bonus entitlements were made to Gary Prestia.

Richard E. Smith, a former member of the GEC, was available as consultant to Converium until December 31, 2004 in exchange for additional compensation of US$ 1.5 million (CHF 1.9 million) paid in early 2004. Converium has no other former members of the GEC.

GEC members held shares and options at the end of December 2004. Some were awarded under Converium’s AIP and LTIP, some converted to Converium shares and options from employee participation plans of Converium’s former parent, Zurich Financial Services, and others bought in conjunction with the Initial Public Offering or otherwise. No options are held by closely linked parties. GEC members participate in local pension plans. More information about Converium’s employee participation and pension plans is contained on pages 82 and 85 of the notes to the financial statements.

Shareholders’ participation rights

Converium’s registered shareholders are granted rights to participate at Ordinary and Extraordinary General Meetings (General Meeting). The procedure for convocation is set out in Article 9 of the Articles of Incorporation. Agenda items are set by the BoD. According to Article 10 of the Articles of Incorporation, shareholders representing a nominal amount of at least CHF 1 million may request agenda items at least 45 days prior to the General Meeting.

Shareholdings 1 of GEC members in
Converium as of December 31, 2004

	Shares [2]	Shares held [3]
	granted	at Dec 31,
	in 2004	2004

Dirk Lohmann	96,566	105,994

Martin Kauer	25,104	–

Frank Schaar	27,176	10,049

Benjamin Gentsch	28,610	36,006

Gary Prestia [4]	3,903	–

Hans Peter Boller	21,361	14,051

Christian Felderer	16,014	4,024

Christoph Ludemann	19,086	2,683

1	As a result of the Rights Offering this table is not comparable to the similar table issued for 2003 and does not allow any conclusion in respect of potential share sales by GEC members.
2	Shares granted in 2004 include shares awarded under the AIP and LTIP, which are subjected to various vesting schedules, and shares purchased through the employee stock purchase plan.
3	Only vested shares (includes shares held by closely linked parties). A majority of shares granted in 2004 vest ratably over three years. This explains the difference between the number of shares granted in 2004 and the number of vested shares held by GEC members.
4	Resigned on September 10, 2004.

Options held by the members of the GEC as of December 31, 2004

	Number of options [5]
Year	Dirk	Martin	Hans Peter	Benjamin	Christian	Frank	Christoph	Expiry	Subscription	Strike [6]
of grant	Lohmann	Kauer	Boller	Gentsch	Felderer	Schaar	Ludemann	date	ratio	price

2001	162,852	53,119	22,375	22,965	957	53,030	–	Jun 11, 12	1:1	CHF 82.00

2001	1,041	211	–	211	–	–	–	Jan 31, 06	1:1	CHF 82.00

2001	3,175	605	–	605	–	–	–	Jan 13, 07	1:1	CHF 82.00

2002	16,425	4,977	2,314	2,613	1,791	4,123	–	Oct 01, 12	1:1	CHF 86.00

2002	16,426	4,977	2,315	3,857	1,792	4,123	–	Apr 01, 13	1:1	CHF 62.50

2003	37,431	11,343	5,444	10,208	4,423	9,456	3,012	Oct 01, 13	1:1	CHF 56.05

2003	18,717	6,427	4,311	5,974	3,385	5,649	2,037	Apr 01, 14	1:1	CHF 60.40

2004	32,461	10,387	7,790	9,781	6,059	9,852	8,958	Oct 01, 14	1:1	CHF 62.50

2004	32,461	10,388	7,790	9,781	6,059	9,852	7,423	May 01, 15	1:1	CHF 8.64

2004	111,766	35,762	26,822	33,677	20,862	33,913	25,551	Jun 22, 15	1:1	CHF 8.64

Total	432,755	138,196	79,161	99,672	45,328	129,998	46,981

5	25% of the options vest on the grant day and 25% each year thereafter.
6	An adjustment to the exercise price of all options outstanding prior to the Rights Offering will be made in early 2005 in order to account for the dilution of the value of the options as a result of the Rights Offering. The reduction in exercise price maintains the same Black-Scholes value of the option before and after the Rights Offering and does not reflect any other decrease in the share price.

The General Meeting is convened by the BoD or, if necessary, by the auditors, at least twenty days before the date of the meeting in accordance with the Articles of Incorporation. A notice of the meeting states the place and time of the meeting, the items on the agenda, and the motions of the BoD and of the shareholders who requested the meeting. In case of elections, the names of the nominated candidates are specified. If these conditions have not been met, no resolutions are passed, except resolutions to convene an Extraordinary General Meeting or to initiate a special audit. Motions within the limits of the items on the agenda and negotiations that do not require the passing of a resolution do not require such an announcement. The business report and the report of the auditors are made available for inspection by the shareholders at the registered office of the company no later than twenty days before the Ordinary General Meeting. Each share grants the holder the right to one vote. Only shareholders listed in the share register on a cut-off day prior to the General Meeting and fixed by the BoD are authorized to take part. In view of the Ordinary General Meeting 2005, all shareholders noted at April 8, 2005 in Converium’s share register as shareholders with voting rights are eligible to vote. Registered shareholders may exercise all further membership rights, including the right to receive dividends, appoint a proxy, convene an Extraordinary General Meeting, place items on the agenda of a General Meeting, and other rights defined in the Swiss Code of Obligations. A shareholder may be represented by his legal representative, another person who does not need to be a shareholder of the company, by independent proxies or by depositaries, authorized in writing.

The General Meeting passes resolutions and holds elections with the majority of votes cast, excluding abstentions and void and blank votes. As an exception, the following matters, which are set in Converium’s Articles of Incorporation, require the approval of at least two-thirds of votes represented, and an absolute majority of the nominal values of the shares represented is required.

1.	An alteration of the purpose of Converium.
2.	The creation of super-voting shares.
3.	Restrictions on the transfer of registered shares and the removal of such restrictions as well as restrictions to vote and the removal of such restrictions.
4.	An authorized or contingent increase of share capital.
5.	An increase of share capital by conversion of capital surplus, by contribution in kind or for the purpose of an acquisition of assets and the grant of special rights.
6.	A restriction or exclusion of the subscription right or advance subscription right.
7.	A change of Converium’s registered office.
8.	The dissolution of Converium without liquidation.

Converium maintains a share register showing the name, residence, address and nationality (in case of legal entities the registered office) of the holders and usufructuaries of the shares. It will recognize shareholders and usufructuaries of shares only if they are listed in the share register, and accepts only one representative per share. Upon request, acquirers of shares are listed in the register as shareholders with the right to vote, provided they explicitly declare that they acquired the shares in their own name and for their own account. The BoD is authorized to grant exemptions from this provision in connection with the trading of shares on foreign markets, for example nominees in connection with the American Depository Receipts (ADR) program. The BoD is authorized to register such nominees as shareholders with voting rights up to a maximum of 5% of the nominal share capital of Converium. Over this limit, the BoD is authorized to register nominees as shareholders with voting rights only if the nominee discloses the name, address and the shareholding of the persons on whose behalf they act and whose shareholding is 0.5% or more of the nominal share capital of the company. The BoD enters into agreements with such nominees with regard to disclosure requirements, representation of the shares and exercising voting rights. After having heard the party concerned, Converium may cancel entries in the share register if they result from incorrect information of the acquirer. He or she must be informed immediately. Converium’s Articles of Incorporation are available on the internet at www.converium.com.

Changes of control

The Articles of Incorporation do not provide for an opting out or opting up in the meaning of articles 22 and 23 of the Federal Act on Stock Exchanges and Securities Trading. Therefore mandatory offers have to be submitted when a shareholder or a group of shareholders acting in concert exceeds 33% of issued and outstanding share capital. Neither the employment agreements with the members of the GEC or other staff nor the mandate letters agreed with the members of the BoD do provide for additional benefits in the case of a change of control.

Auditors

PricewaterhouseCoopers Ltd, Zurich, Switzerland assumed their initial mandate as Converium’s external auditors on June 19, 2001, the date of Converium’s incorporation. The duration of the mandate is one year, from Ordinary General Meeting to Ordinary General Meeting. At the Annual General

Meeting on April 27, 2004 PricewaterhouseCoopers Ltd was re-appointed for another one-year term as Converium’s auditors. The current lead audit partner assumed the mandate on May 27, 2003. The fees for services rendered, excluding expenses, related to the year 2004 are:

Audit fees	CHF 5,883,000
(US$ 4,741,110)

Audit-related fees	CHF 1,315,000
of which in respect of capital increase	(US$ 1,059,759)
CHF 750,000 (US$604,425)

Tax advisory services	CHF 235,000
(US$ 189,386)

Non-audit services	CHF 180,000
(US$ 145,062)

Total fees	CHF 7,613,000
(US$ 6,135,317)

The Audit Committee reviews the scope and general extent of the internal and external audit, including its cost effectiveness, the independence and objectivity of the external auditors, and the nature and extent of non-audit services provided by the external auditors. In 2004 the Audit Committee held six meetings with the external auditors.

Sarbanes-Oxley Act

As a foreign registrant listed on the New York Stock Exchange, Converium is subject to all relevant United States securities laws and regulations including the US Sarbanes-Oxley Act (the Act) of 2002. The US Congress enacted this law as a response to several large insolvencies of registered entities involving fraudulent accounting and financial reporting practices. Converium is legally required to comply with Section 404, a critical section regarding internal controls and procedures for financial reporting for the year ending December 31, 2005. Converium is using the Act as an opportunity to further streamline and document its business and control processes, thus making them more effective and efficient. Converium has dedicated a qualified project team to focus on the implementation of the compliance process required by the Act.

Compliance with corporate governance rules of the New York Stock Exchange (NYSE)

As a foreign issuer listed on the New York Stock Exchange (NYSE) Converium is also in compliance with the corporate governance rules of the NYSE with the following exceptions, where Converium continues to apply Swiss practices:

Responsibility of the Audit Committee for the appointment of external auditors

Swiss company law requires that the Annual General Meeting (AGM) is responsible for the appointment of the external auditors, not the Audit Committee. Converium’s Audit Committee prepares a proposal to the Board of Directors with respect to the appointment and dismissal of the external auditors. The Board of Directors then nominates the external auditor for election by the shareholders’ meeting.

Shareholders’ votes on equity compensation plans

Under Swiss practice equity compensation plans are not voted at the AGM. The reason for this approach is that the capital of a Swiss company is determined in its Articles of Incorporation, and therefore each change of share capital, including increases, requires AGM approval. Shareholders do not have the authority to vote on the open market purchase of shares by Converium for its equity compensation plans.

Nominating/corporate governance and compensation committees composed entirely of independent directors

Due to the small size of the BoD, Converium cannot comply with this requirement. Terry G. Clarke1, Board member and Managing Director of Converium, is also a member of the Nomination and Remuneration Committee. He does not qualify as an independent director.

Nominating/corporate governance and compensation committee must have a written charter

The main duties and responsibilities of the Nomination and Remuneration Committees are defined in the Organizational By-laws. Converium’s Nomination and Remuneration Committees do not have separate written charters.

Separate reports of the audit and compensation committees to be included in the annual report

Under Swiss company law all reports addressed to the shareholders are provided and signed by the BoD. The committees prepare and submit their reports to the BoD.

[1]	Effective February 23, 2005, with the appointment of Terry G. Clarke as Chief Executive Officer, the position of Managing Director was removed based upon a Board resolution of the same day.

Information policy

Converium publishes quarterly, half-year and annual reports. Shareholders and others can gain access to reporting and other information about Converium at www.converium.com, or by contacting:

Investor Relations
Zuzana Drozd
Head of Investor Relations
Converium AG
General Guisan-Quai 26
P.O. Box
8022 Zurich, Switzerland
Phone +41 1 639 9120
E-mail zuzana.drozd@converium.com

Shareholder contact
Matthias Cadisch
Shareholder Services
Converium Holding AG
Baarerstrasse 8
6300 Zug, Switzerland
Phone +41 1 639 9301
E-mail shareholder.services@converium.com

Media Relations
Esther Gerster
Head of Public Relations
Converium AG
General Guisan-Quai 26
P.O. Box
8022 Zurich, Switzerland
Phone +41 1 639 9022
E-mail ester.gerster@converium.com	Transfer Agent & Registrar
For American Depository Shares (ADS)
traded on the New York Stock Exchange:
The Bank of New York
Corporate Trust Office
101 Barclay Street
New York, NY 10286, USA
Phone +1 646 885 3300

Auditors
PricewaterhouseCoopers Ltd
Stampfenbachstrasse 73
P.O. Box 634
8035 Zurich, Switzerland
Phone +41 1 630 1111

Financial Statements

26	The Converium share
28	Selected financial and other data
29	Management’s discussion and analysis of financial condition and results of operations

Converium Holding AG and Subsidiaries
55	Report of the independent Group auditors
56	Consolidated statements of (loss) income
57	Consolidated balance sheets
58	Consolidated statements of cash flows
59	Consolidated statements of changes in equity
60	Notes to the consolidated financial statements

Converium Holding AG
106	Report of the statutory auditors
107	Principal activity and review of the year
108	Statements of income
109	Balance sheets
110	Notes to the financial statements
114	Proposed appropriation of available earnings

The Converium share

The Converium share in 2004

Stock markets around the world saw modest gains in 2004, typically rising by about half the level of gains achieved in 2003. The SWX Swiss Exchange, on which Converium’s shares are traded, rose 10.1% during the year. The United Kingdom’s FTSE 100 rose 7.5%, France’s CAC 7.4%, and Germany’s DAX 7.3%. In the United States, the S & P 500 ended the year with an 8.9% gain, the Dow Jones Industrial Average was up 3.2%, and the Nasdaq Composite increased 8.6%. Insurance stocks followed a similar growth pattern, with the Bloomberg European and US Insurance Indices rising 5.8% and 10.0%, respectively, during the course of the year.

Against the backdrop of a major net reserve strengthening and the subsequent developments, Converium’s share performed disappointingly. After reaching the year’s high of CHF 37.03 (adjusted) on February 16, 2004, shares fell sharply in value on July 20, 2004. Share values continued to decline, reaching a low of CHF 7.42 on October 15, 2004.

Thereafter Converium’s share price began to slowly recover, following the closing and settlement of its US$ 420 million Rights Offering, and the announcement by Standard & Poor’s that Converium’s Insurer Financial Strength Rating had been upgraded to BBB+. The Company’s rating by A.M. Best is B++. A steady increase in share price has continued, with Converium shares closing 2004 at a price of CHF 10.15 on the SWX Swiss Exchange, marking an increase of 36.8% since October 15, 2004. Converium American Depository Shares listed on the New York Stock Exchange followed a broadly similar pattern during the year, reaching a high of US$ 29.57 on February 13, 2004 and finishing the year at US$ 4.64.

Converium Ordinary Shares*	–75.4%
Bloomberg European Insurance Index*	–39.4%
Swiss Market Index*	–10.0%

Converium ADSs**	–67.6%
Bloomberg US Insurance Index**	8.1%
Dow Jones Industrial Index**	9.0%

*	underlying figures in CHF
**	underlying figures in US$

Converium Ordinary Shares*	–69.6%
Bloomberg European Insurance Index*	5.8%
Swiss Market Index*	3.7%

Converium ADSs**	–70.2%
Bloomberg US Insurance Index**	10.0%
Dow Jones Industrial Index**	3.2%

*	underlying figures in CHF
**	underlying figures in US$

Key share data for 2004

Shares registered as at December 31, 2004	146,689,462

SWX Swiss Exchange
Share price as at December 31, 2004 in CHF	10.15

Year High in CHF	37.03

Year Low in CHF	7.42

Average price in 2004 in CHF	22.57

Average daily trading volume	1,063,672

Market capitalization as at December 31, 2004 in CHF	1,488,898,039

Loss per share in CHF	–14.89

Book value per share as at December 31, 2004 in CHF	13.37

New York Stock Exchange
ADS price as at December 31, 2004 in US$	4.64

Year High in US$	29.57

Year Low in US$	3.15

Major shareholders

•	Capital Group Companies Inc., (“Capital Group”), Los Angeles, California, United States: 5.34% (date of notification August 5, 2004), (acting on behalf of various funds)

•	Odey Asset Management LLP, London, United Kingdom: 5.84% (date of notification October 18, 2004), (acting as investment manager for various funds)

Find more information on major shareholders in the Corporate Governance section on page 12.

Financial calendar

April 12, 2005	Annual General Meeting
May 10, 2005	First quarter results
August 9, 2005	Half-year results
November 8, 2005	Third quarter results

Selected financial and other data

We have prepared our financial statements included in this annual report in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The following selected financial data highlights selected information that is derived from our financial statements found later in this annual report, which have been audited by Pricewaterhouse Coopers Ltd, independent auditors.

Income statement data
(US$ million, except per share information)
Year ended December 31	2004	2003	2002	2001	2000

Revenues
Gross premiums written	3,840.9	4,223.9	3,535.8	2,881.2	2,565.8

Less ceded premiums written	–287.9	–396.9	–213.6	–398.6	–569.8

Net premiums written	3,553.0	3,827.0	3,322.2	2,482.6	1,996.0

Net change in unearned premiums	132.1	–150.5	–156.7	–187.4	–134.5

Net premiums earned	3,685.1	3,676.5	3,165.5	2,295.2	1,861.5

Net investment income	311.6	233.0	251.8	228.7	176.0

Net realized capital gains (losses)	46.5	18.4	–10.3	–18.4	83.7

Other (loss) income	–2.6	2.7	–1.2	–5.8	29.3

Total revenues	4,040.6	3,930.6	3,405.8	2,499.7	2,150.5

Benefits, losses and expenses
Losses, loss adjustment expenses and life benefits	–3,263.1	–2,674.2	–2,492.0	–2,300.5	–1,604.5

Total costs and expenses	–1,093.5	–1,032.0	–856.4	–678.7	–587.5

Amortization of goodwill	–	–	–	–7.8	–7.3

Impairment of goodwill	–94.0	–	–	–	–

Amortization of intangible assets	–9.9	–	–	–	–

Restructuring costs	–2.7	–	–	–50.0	–

Total benefits, losses and expenses	–4,463.2	–3,706.2	–3,348.4	–3,037.0	–2,199.3

(Loss) income before taxes	–422.6	224.4	57.4	–537.3	–48.8

Income tax (expense) benefit	–338.2	–39.3	49.4	169.9	19.5

Net (loss) income	–760.8	185.1	106.8	–367.4	–29.3

(Loss) earnings per share Average number of shares (millions)	63.4	39.8	39.9	40.0	40.0

Basic (loss) earnings per share [1]	–12.00	2.33	1.34	–4.61	–0.73

Diluted (loss) earnings per share [1]	–12.00	2.32	1.33	–4.61	–0.73

Balance sheet data
(US$ million)
Year ended December 31	2004	2003	2002	2001	2000

Total invested assets	7,804.4	7,528.7	6,117.3	4,915.9	4,349.7

Total assets	14,942.6	14,354.6	12,051.0	9,706.5	8,321.3

Insurance liabilities	12,389.6	11,410.8	9,454.8	7,677.9	6,486.6

Debt	390.9	390.6	390.4	197.0	196.9

Total liabilities	13,222.4	12,271.3	10,313.0	8,135.7	7,232.9

Total equity	1,720.2	2,083.3	1,738.0	1,570.8	1,088.4

Book value per share
Book value per share [1]	11.76	52.38	43.55	39.27	27.21

Other data
(US$ million)
Year ended December 31	2004	2003	2002	2001		2000

Net premiums written by segment:
Standard Property & Casualty Reinsurance	1,455.0	1,645.6	1,452.2	1,280.0		993.4

Specialty Lines	1,658.1	1,811.9	1,555.3	968.4		818.2

Life & Health Reinsurance	439.9	369.5	314.7	234.2		184.4

Total net premiums written	3,553.0	3,827.0	3,322.2	2,482.6		1,996.0

Non-life combined ratio	118.2%	97.9%	103.7%	129.3	% [2]	116.5%

1	For the periods 2001 through 2004, the figures have been restated to reflect the facts of the Rights Offering that occurred in October 2004 (see Note 24). For the year 2000, the information is based on the 40,000,000 registered shares sold in the global offering in December 2001, as no other information is available for this time period. These 40,000,000 shares are considered outstanding for all periods prior to December 11, 2001.

2	The impact on the non-life combined ratio of the September 11th terrorist attacks was 13.3%.

Management’s discussion and analysis
of financial condition and results of operations

The following discussion and analysis should be read in conjunction with our financial statements, including the related notes to those financial statements. This discussion contains forward-looking statements that involve risks and uncertainties and actual results may differ materially from the results described or implied by these forward-looking statements. See “Cautionary note regarding forward-looking statements”.

To the extent that the description of our business presents historical financial data, such financial data may not reflect our future operating performance. As a result of the ratings downgrades and the run-off of our North American business, we expect a significant decline in the amount of premiums as well as significant shifts in the geographic and line of business distributions of premiums that we write going forward as compared to our historical performance.

Overview

Converium Holding AG and subsidiaries (“Converium”) is an international reinsurer whose business operations are recognized for innovation, professionalism and service. We believe we are accepted as a professional reinsurer for all major lines of non-life and life reinsurance in Europe, Asia-Pacific and Latin America. We actively seek to create innovative and efficient reinsurance solutions to complement our target clients’ business plans and needs. We focus on core underwriting skills and on developing close client relationships while honoring our and our clients’ relationships with intermediaries.

We offer a broad range of traditional non-life and life reinsurance products as well as “non-traditional” solutions to help our target clients efficiently manage capital and risks. In non-life reinsurance, our lines of business are General Third Party Liability, Motor, Personal Accident (assumed from non-life insurers), Property, Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability and Workers’ Compensation. In Life & Health Reinsurance, our lines of business are Life and Disability reinsurance, including quota share, surplus coverage and financing contracts, and Accident and Health.

Converium was formed through the restructuring and integration of substantially all of the third-party assumed reinsurance business of Zurich Financial Services through a series of transactions (the “Transactions”). On December 1, 2001, Converium entered into a Master Agreement with Zurich Financial Services, which set forth the terms of the separation from Zurich Financial Services. In December 2001, Zurich Financial Services sold 87.5% of its interest in Converium through an initial public offering, which date represented the legal separation from Zurich Financial Services. Zurich Financial Services’ remaining 12.5% interest in Converium was sold in January 2002.

Due to the reserving actions and subsequent lowering of Converium’s ratings during 2004, we placed our US reinsurance operations into run-off, which resulted in the discontinuation of writing reinsurance from offices located in North America. We will, however, offer reinsurance for attractive US-originated business to a limited number of select accounts. This business will be underwritten and managed through Converium AG, Zurich. Converium Reinsurance (North America) Inc. (“CRNA”) was placed into orderly run-off and we are seeking to commute CRNA’s liabilities wherever appropriate (see Note 3).

As a result of ratings downgrades, it was necessary to re-evaluate our global strategy to optimize shareholder value. The decision to place CRNA into run-off and to transfer the underwriting of North American non-life business to Zurich will result in a reduction of gross premiums written of North American originated business of approximately US$ 1.0 billion for underwriting year 2005, predominantly in Standard Property & Casualty Reinsurance and Specialty Lines. We also expect additional reductions in other parts of our business. Based on the January 1 renewal period, Converium’s renewable non-life premium income was reduced by approximately US$ 727.4 million, or 37% as compared to 2004. Based on this development, Converium’s gross premiums written in 2005 are expected to reach approximately US$ 2.0 billion.

Results of operations

During 2004, there were several items that resulted in measurable effects on our financial results. These items primarily include (i) the strengthening of prior years’ reserves with an impact on the financial result of US$ 578.1 million, (ii) the reduction of ultimate premium estimates after reflecting associated loss and underwriting expenses, with a positive impact on the financial results of US$ 3.0 million, (iii) a reduction of retrocessional recoveries of US$ 12.0 million, and commutation gains, which resulted in a net impact on the technical result of US$ 581.3 million. In addition, we established a full valuation allowance against the net deferred tax balances previously recorded at CRNA of US$ 269.8 million and a valuation allowance on the net operating losses carried forward at Converium AG of US$ 19.9 million, and recorded an impairment of goodwill of US$ 94.0 million.

Management’s discussion and analysis
of financial condition and results of operations (continued)

(US$ million)
Year ended December 31	2004	2003	2002

(Loss) income before taxes	–422.6	224.4	57.4

Net realized capital gains (losses)	46.5	18.4	–10.3

Impairment of goodwill	–94.0	–	–

Amortization of intangible assets	–9.9	–	–

Restructuring costs	–2.7	–	–

Pre-tax operating (loss) income	–362.5	206.0	67.7

Net (loss) income	–760.8	185.1	106.8

For the year ended December 31, 2004 we reported a net loss of US$ 760.8 million versus net income of US$ 185.1 million for the same period in 2003. The decline is primarily due to the impact of those items described above, in addition to losses related to the natural catastrophes that occurred in 2004.

We reported a pre-tax operating loss (defined as pre-tax income or loss excluding pre-tax net realized capital gains or losses, impairment of goodwill, amortization of intangible assets and restructuring costs) of US$ 362.5 million for the year ended December 31, 2004, a decrease of US$ 568.5 million as compared to the same period in 2003. We use pre-tax operating results to measure performance, as this measure focuses on the underlying fundamentals of our operations without the influence of realized gains and losses from the sale of investments, or other non-operating items such as goodwill impairment and restructuring costs.

For the year ended December 31, 2004, gross premiums written decreased 9.1%, net premiums written decreased 7.2% and net premiums earned increased 0.2%. The reduction in gross and net premiums written primarily resulted from clients exercising their rights of special termination under various reinsurance contracts and adjustments of ultimate premium estimates, as described below. Despite the decrease in premiums, there still remained some growth across lines of business within the Specialty Lines segment as well as in the Life & Health Reinsurance segment resulting from overall market conditions and new client relationships.

Adjustments of ultimate premium estimates: During the course of 2004 Converium implemented enhanced procedures for establishing written premium estimates. Our processes require underwriters and others to assess the realization of premium estimates on a quarterly basis. This was supplemented at year-end by a detailed review using actuarial techniques, primarily for European non-life business, which compare estimates with actuarially derived amounts using ceding companies actual reported premium information. These analyses resulted in a decrease in net premiums written and earned in the Standard Property & Casualty Reinsurance and Specialty Lines segments in the amount of US$ 219.8 million; after reflecting the impact on accrued underwriting expenses of US$ 16.5 million and losses of US$ 206.4 million, the impact of these adjustments on the technical result was US$ 3.0 million.

Our non-life combined ratio was 118.2% for the year ended December 31, 2004 as compared to 97.9% for the same period in 2003. Reserve actions and natural catastrophes in 2004 increased the combined ratio by 17.3 points and 4.8 points, respectively for the year ended December 31, 2004.

We recorded net realized capital gains of US$ 46.5 million and US$ 18.4 million for the years ended December 31, 2004 and 2003, respectively. The 2004 amount includes pre-tax net realized capital gains associated with the sale of equity securities to adjust our asset allocation. Impairment charges of US$ 6.2 million are included in the pre-tax net realized capital gains in 2004 as compared to US$ 27.4 million in 2003. Included in the impairment charges for 2004 were US$ 2.5 million related to our equity securities portfolio, US$ 3.0 million related to our real estate portfolio and US$ 0.7 million related to other investments. In 2002, we recorded pre-tax net realized capital losses of US$ 10.3 million. Included in this amount are gains on the restructuring of the fixed maturities portfolio of US$ 62.9 million, offset by losses on the restructuring of the equity portfolio of US$ 48.2 million, losses realized on the sale of WorldCom fixed income investments of US$ 15.8 million and impairment charges of US$ 48.3 million.

We reported pre-tax operating income of US$ 206.0 million for the year ended December 31, 2003, an improvement of US$ 138.3 million as compared to pre-tax operating income of US$ 67.7 million for 2002. The improvement in pre-tax operating income in 2003 was due to the significant premium growth and an overall improved non-life combined ratio.

Our effective tax rate was 80.0% for the year ended December 31, 2004 as compared to 17.5% and (86.1)% for 2003 and 2002, respectively. The 2004 consolidated income tax expense reflects an additional expense of US$ 289.7 million related to the establishment of a full valuation allowance against the net deferred tax balances previously carried at CRNA (US$ 269.8 million) and a valuation allowance on the net operating losses carried forward at Converium AG (US$ 19.9 million). The 2002 consolidated tax benefit reflects a one-time benefit of US$ 21.3 million as the result of a ruling received from the Swiss tax authorities regarding a tax loss carryforward.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Ratings and regulatory issues

Based on the developments of the latter part of 2004, both Standard & Poor’s Ratings Services and A.M. Best initially lowered our ratings, but following our successful Rights Offering in October 2004, some of the ratings were subsequently raised. Such ratings are as follows.

Standard & Poor’s

On September 10, 2004, Standard & Poor’s lowered both the long-term counterparty credit and insurer financial strength ratings of Converium AG to “BBB” from “A–” and Converium Rückversicherung (Deutschland) AG and Converium Insurance (UK) Ltd to “BBB–” from “A–”, and the “CreditWatch” status was revised to developing from negative. In addition, Standard & Poor’s lowered the long-term counterparty credit and senior unsecured debt ratings on Converium Holdings (North America) Inc. to “BB” from “BBB–” and its junior subordinated debt rating on Converium Finance S.A. to “BB+” from “BBB”. At the same time, Standard & Poor’s lowered its long-term counterparty credit and insurer financial strength ratings of CRNA to “R” from “BB+”.

On September 27, 2004, Standard & Poor’s revised to positive from developing its “CreditWatch” implications on the long-term counterparty credit and insurer financial strength ratings on Converium AG. All other ratings remained on “CreditWatch” with developing implications. In addition, Standard & Poor’s noted that if the Rights Offering was completed barring any material unforeseen event, it expected to raise its long-term ratings on Converium AG to “BBB+” and its long-term junior subordinated debt rating on Converium Finance S.A. to “BBB–”. Standard & Poor’s also noted that an acceptabley worded guarantee would allow it to rate Converium Rückversicherung (Deutschland) AG and Converium Insurance (UK) Ltd in line with Converium AG.

On October 15, 2004, Standard & Poor’s revised both the long-term counterparty credit and insurer financial strength ratings of Converium AG to “BBB+” from “BBB”. In addition, Standard & Poor’s raised its long-term counterparty credit and senior unsecured debt ratings on Converium Holdings (North America) Inc. to “BB+” from “BB”, and its junior subordinated debt rating on Converium Finance S.A. to “BBB–” from “BB+”. All ratings were removed from “CreditWatch” and assigned a stable outlook. This decision reflects Converium’s successful closing of its share issue and Standard & Poor’s expectation that Converium will maintain significant support from key clients and intermediaries.

On October 22, 2004, following the successful completion of the Converium Holding AG Rights Offering, Standard & Poor’s raised its long-term insurer financial strength ratings on Converium Rückversicherung (Deutschland) AG and Converium Insurance (UK) Ltd to “BBB+” from “BBB–”. At the same time, Standard & Poor’s withdrew its “BBB–” long-term counterparty credit ratings on both entities at the request of Converium. All ratings were removed from “CreditWatch”, and the outlook on both entities is stable. The raising of the insurer financial strength ratings reflects that policyholder obligations of Converium Rückversicherung (Deutschland) AG and Converium Insurance (UK) Ltd are now guaranteed by Converium AG and therefore reflect the ratings of Converium AG.

A.M. Best

On September 1, 2004, A.M. Best downgraded the financial strength ratings to “B++” from “A–” and the issuer credit ratings to “bbb” from “a–” for Converium AG and its core subsidiaries Converium Rückversicherung (Deutschland) AG, Converium Insurance (UK) Ltd and Converium Insurance (North America) Inc. All ratings remained under review with negative implications. At the same time A.M. Best downgraded the financial strength rating to “B–” from “A–” and the issuer credit rating to “bb–” from “a–” of Converium Reinsurance (North America) Inc. following our announcement of our intention to place the company into run-off. This rating had been assigned a negative outlook by A.M. Best. The issuer credit rating of Converium Finance S.A. was downgraded to “bb+” from “bbb–”, and the junior subordinated debt rating of the same company was lowered to “bb+” from “bbb”. For Converium Holdings (North America) Inc. the issuer credit as well as the senior unsecured debt ratings were lowered to “bb–” from “bb+”.

On September 29, 2004, A.M. Best affirmed the financial strength ratings of “B++” and upgraded the issuer credit rating to “bbb+” from “bbb” of Converium AG, Converium Rückversicherung (Deutschland) AG and Converium Insurance (UK) Ltd. These ratings were removed from under review and assigned a stable outlook. At the same time, A.M. Best downgraded the financial strength rating to “B” from “B++” and the issuer credit rating to “bb” from “bbb” of Converium Insurance (North America) Inc. For Converium Finance S.A. the issuer credit rating of “bb+” was affirmed whereas the junior subordinated debt rating was raised to “bbb–” from “bb+”.

On October 14, 2004, following the successful completion of the Converium Holding AG Rights Offering, A.M Best confirmed that the “B++” financial strength rating and “bbb+” issuer credit rating of Converium AG and all debt ratings remain unchanged.

We have reviewed the contracts with our cedents for implications of a potential ratings downgrade or a decrease in statutory surplus levels. The contracts that contain a ratings or statutory surplus level provision represent approximately one-third and one-fifth of our total ultimate treaty premium, respectively. This review has indicated that the significant majority of those contracts that contain termination provisions relating to either ratings or statutory surplus declines have been triggered and

Management’s discussion and analysis
of financial condition and results of operations (continued)

therefore the counterparties have the right to terminate such contracts. This resulted in an estimated impact on gross premiums written of US$ (114.5) million in the second half of 2004.

The components of net (loss) income are described below.

Reinsurance results

			% change		% change
(US$ million)			2004		2003
Year ended December 31	2004	2003	over 2003	2002	over 2002

Gross premiums written	3,840.9	4,223.9	–9.1%	3,535.8	19.5%

Net premiums written	3,553.0	3,827.0	–7.2%	3,322.2	15.2%

Net premiums earned	3,685.1	3,676.5	0.2%	3,165.5	16.1%

Net premiums written decreased for the year ended December 31, 2004 over the same period in 2003 largely due to premium reductions resulting from clients exercising their rights of special termination under various reinsurance contracts, as described below, adjustments of ultimate premium estimates, and a reduction of reinsurance recoverables of US$ 12.0 million. For the year ended December 31, 2004, Standard Property & Casualty Reinsurance decreased by US$ 190.6 million or 11.6% and Specialty Lines decreased by US$ 153.8 million or 8.5%. Despite this, net premiums written in the Life & Health Reinsurance segment grew by US$ 70.4 million or 19.1%. We retained 92.5% and 90.6% of our gross premiums written for the year ended December 31, 2004 and 2003, respectively.

Special terminations: Many reinsurance contracts include a ratings or statutory surplus level provision. Ratings and surplus triggers typically give rise to a right of termination in favor of the cedent that allows the cedent to terminate the contract on a prospective basis from the date of termination. As a result of the rating agencies’ actions and the reduction in surplus due to the reserve strengthening, contracts with an estimated ultimate premium income of US$ 508.8 million were triggered in the second half of 2004. This resulted in an estimated impact on gross premiums written of US$ (114.5) million for the second half of 2004.

As of December 31, 2004, Converium’s reserves for unearned premiums, gross were US$ 1,312.3 million, which relates to business primarily written in 2003 and 2004, and is expected to materially earn out in 2005. The earn out of these reserves for unearned premiums and the reduced non-life premium income of the January 1, 2005 renewal period, are expected to result in a reduction of reserves for unearned premiums in future periods. See “Overview” for future prospects regarding our premiums.

For the year ended December 31, 2004, based on stable exchange rates, gross premiums written decreased by 13.1%, net premiums written decreased by 11.5%, and net premiums earned decreased by 4.3%.

See “Business development” for further information by line of business.

			% change		% change
(US$ million)			2004		2003
Year ended December 31	2004	2003	over 2003	2002	over 2002

Losses, loss adjustment expenses and life benefits	–3,263.1	–2,674.2	22.0%	–2,492.0	7.3%

Non-life loss ratio (to premiums earned)	90.3%	71.5%	18.8pts	78.2%	–6.7pts

Impact of prior years’ reserves in 2004	17.3%

Impact of 2004 hurricanes, typhoons and tsunami	4.8%

Our losses, loss adjustment expenses and life benefits incurred and non-life loss ratio increased for the year ended December 31, 2004 as compared to the same period in 2003, mainly due to the development of prior years’ loss reserves, as described below. In addition, the impact of the hurricanes, typhoons and the tsunami in 2004 added US$ 154.5 million of incurred losses, or 4.8 points to the 2004 loss ratio.

Development of prior years’ reserves: Converium has experienced significant adverse development, predominantly in its US casualty reinsurance lines, for the last several years. Since 2000, Converium has recorded a total of US$ 868.2 million of additional net provisions on prior years’ non-life business (2000: US$ 65.4 million: 2001: US$ 123.6 million; 2002: US$ 148.5 million; 2003: US$ (31.3) million; and 2004: US$ 562.0 million).

Management’s discussion and analysis
of financial condition and results of operations (continued)

During early 2004, Converium announced that reported losses from prior year US casualty business had exceeded expected loss emergence and that the volatility of longer-tail risks was likely to persist for some time. This adverse loss-reporting trend continued and accelerated into mid-2004 and prompted Converium to initiate additional reviews of its US business from an integrated underwriting, claims and actuarial perspective in order to examine the adequacy of prior years’ provisions. In addition, in order to obtain an external review of our overall reserve position, we commissioned the actuarial consulting firm Tillinghast-Towers Perrin to perform an independent actuarial review of our non-life loss and allocated loss adjustment expense reserves as of June 30, 2004 in respect of the Zurich and New York originated businesses. The outcome of these in-depth internal and external reviews resulted in an aggregate strengthening of prior years’ non-life loss reserves by US$ 562.0 million for the year ended December 31, 2004. This action was taken in response to the continued adverse loss emergence due to increased claims reporting activity from clients relating to US casualty business written from 1997 to 2001 as well as deterioration from European non-proportional motor business written in recent years. While we believe that we have fully addressed this issue through our reserving actions, volatility is expected to persist for some time.

In the Standard Property & Casualty Reinsurance segment, the development of prior years’ reserves of US$ 73.5 million primarily related to adverse developments of General Third Party Liability (US$ 116.3 million), motor liability outside the United States (US$ 91.7 million) and Personal Accident (non-life) (US$ 8.1 million), which was partially offset by positive developments related to Property (US$ 82.1 million) and miscellaneous liability (US$ 60.5 million) that also included the impact of whole account retrocessions. In the Specialty Lines segment, the development of prior years’ reserves of US$ 488.5 million primarily related to adverse developments of the Professional Liability and other Special Liability lines (US$ 449.3 million), particularly excess & surplus lines and umbrella, Workers’ Compensation (US$ 55.3 million), and Engineering (US$ 12.9 million). These adverse developments in the Specialty Lines were partially offset by positive developments related to Aviation & Space (US$ 24.5 million), Agribusiness (US$ 0.7 million), and Credit & Surety (US$ 3.8 million).

In 2003, the positive development of US$ 31.3 million consisted of positive development on Property lines (US$ 113.5 million) and Aviation & Space (US$ 102.2 million), offset by adverse development on Workers’ Compensation and Professional Liability and other Special Liability lines (US$ 120.3 million) and the Motor and General Third Party Liability lines (US$ 64.1 million). The reserve releases in 2003 were primarily from the 2002 underwriting year, while the US business written in 1997 to 2001 mostly saw continued strengthening.

In 2002, Converium strengthened reserves for prior years by US$ 148.5 million. Throughout the year, increased loss experience related to prior years continued to emerge, which resulted in an in-depth actuarial reserve analysis of certain lines of business. This resulted in an additional US$ 148.5 million provision for losses, primarily related to underwriting years 1997 through 2000. In the Standard Property & Casualty Reinsurance segment, there were additional provisions of US$ 62.2 million for the liability, Motor and Property lines. In the Specialty Lines segment, there were additional provisions of US$ 86.3 million, primarily related to the Professional Liability and other Special Liability Lines of business.

Commutations: Based on the developments of 2004, we placed our US reinsurance operations into run-off and started to implement and execute a commutation strategy. Commutations can accelerate the realization of profit inherent in long-tail reserves by crystallizing outstanding claims reserves into payments, which are discounted to reflect the time value of money. Since commutation payments essentially reflect a discounted present value of estimated future cash flows, future investment income earned is expected to decline as the assets backing those reserves are liquidated to make payments. As of December 31, 2004, we agreed upon commutations with primarily North American cedents regarding gross loss reserves of US$ 545.8 million that resulted in a cash outflow of US$ 526.8 million.

Guaranteed Minimum Death Benefit (GMDB) business: For the year ended December 31, 2004 there were no additional reserving actions required for the GMDB book of business. In 2003 and 2002, the Life & Health Reinsurance segment strengthened reserves for this closed block of variable annuity business by US$ 20.5 million (to net US$ 56.0 million) and US$ 15.6 million, respectively. As a result of the positive performance of the US stock markets, GMDB’s net amount at risk further decreased to US$ 635.5 million at December 31, 2004 from US$ 809.7 million at December 31, 2003.

Impact of aviation and space business: Our aviation and space business contributes substantially to the profitability of the Specialty Lines segment. Related to this business, we had net premiums written of US$ 404.5 million, US$ 341.8 million, and US$ 365.3 million and a net non-life technical result (defined as net premiums earned minus losses and loss adjustment expenses and underwriting acquisition costs) of US$ 73.2 million, US$ 126.0 million, and US$ 64.3 million in 2004, 2003, and 2002, respectively.

Impact of property catastrophe losses: We reported the following large natural catastrophe losses, defined as those in excess of US$ 10.0 million or more of net incurred losses to us for our proportional and non-proportional property catastrophe business: hurricanes in the US and the Caribbean, the Japanese typhoons and the tsunami in the Indian Ocean (US$ 154.5 million) in 2004, Typhoon Maemi (US$ 15.4 million) and the Algerian earthquake (US$ 10.6 million) in 2003 and the European floods in 2002 (US$ 51.1 million).

Management’s discussion and analysis
of financial condition and results of operations (continued)

September 11th terrorist attacks: The September 11th terrorist attacks in the United States represented the largest loss event in the insurance industry’s history. In 2001, we recorded gross losses and loss adjustment expenses of US$ 692.9 million arising out of the terrorist attacks. Net of retrocessional recoveries and the cap from Zurich Financial Services, our recorded losses and loss adjustment expenses were US$ 289.2 million, coming primarily from our aviation and property lines of business. The remainder of the losses were from our workers’ compensation, life and third-party liability lines of business. Zurich Financial Services, through its subsidiaries, agreed to arrangements that cap our net exposure for losses and loss adjustment expenses arising out of the September 11th terrorist attacks at US$ 289.2 million. As part of these arrangements, these subsidiaries of Zurich Financial Services have agreed to take responsibility for non-payment by the retrocessionaires of Converium AG and Converium Rückversicherung (Deutschland) AG with regard to losses arising out of the September 11th terrorist attacks in excess of the US$ 289.2 million cap. While the cap does not cover non-payment by the retrocessionaires of CRNA, our only retrocessionaire for this business is a unit of Zurich Financial Services. This business is fully collateralized in the form of letters of credit. Therefore, we are not exposed to potential non-payments by retrocessionaires for these events in excess of the US$ 289.2 million cap, although we will be exposed to the risk of non-payment of Zurich Financial Services’ units and we are exposed to credit risk from these subsidiaries of Zurich Financial Services.

In December 2004, a federal jury in New York concluded that the two planes that crashed into the World Trade Center during the attacks of September 11th, for insurance purposes, represented two separate attacks. This ruling increased our gross losses and loss adjustment expenses by US$ 8.7 million, but as our losses are capped at US$ 289.2 million by Zurich Financial Services, as described above, this ruling did not have an effect on our net loss position. In 2004, 2003 and 2002, there was no additional development in net reserves for the September 11th terrorist attacks.

Asbestos and environmental exposures: As of December 31, 2004 and 2003, we had reserves for environmental impairment liability and asbestos-related claims of US$ 49.2 million and US$ 45.8 million, respectively. Our survival ratio (calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years) for asbestos and environmental reserves was 13.6 years at December 31, 2004 and 2003.

			% change		% change
(US$ million)			2004		2003
Year ended December 31	2004	2003	over 2003	2002	over 2002

Underwriting acquisition costs	–842.5	–803.2	4.9%	–666.7	20.5%

Operating and administration expenses	–217.9	–197.8	10.2%	–173.3	14.1%

Non-life underwriting expense ratio (to premiums earned)	22.9%	22.0%	0.9pts	21.1%	0.9pts

Non-life administration expense ratio (to premiums written)	5.0%	4.4%	0.6pts	4.4%	–

Underwriting acquisition costs primarily relate to commissions on treaty and individual risk business. Our underwriting acquisition costs increased for the year ended December 31, 2004 as compared to the same period in 2003. The underwriting expense ratio was relatively stable in 2004 as compared to 2003.

Operating and administration expenses increased for the year ended December 31, 2004 over the same period in 2003 due to increased expenditures to support the growth in operations, additional costs of US$ 15.7 million related to the retention plans that were rolled out in late 2004 (see Note 15), and the continued weakening of the US dollar. In addition approximately US$ 7.0 million of advisory fees were recorded in conjunction with various corporate strategic initiatives during 2004. The non-life administration expense ratio remained relatively stable for the year ended December 31, 2004 as compared to the same period in 2003.

We fully charge the cost of options to operating expense under the fair value approach of SFAS No.123, “Accounting for Stock Based Compensation”, and recorded compensation expense of US$ 10.7 million, US$ 6.1 million and US$ 5.8 million in 2004, 2003, and 2002, respectively, in connection with our stock option plans.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Investment results
(US$ million)
Year ended December 31	2004	2003	2002

Investment income:
Fixed maturities	201.3	121.0	132.7

Equity securities	11.5	11.4	14.5

Funds Withheld Asset	75.1	85.6	81.1

Other, net of expenses	23.7	15.0	23.5

Net investment income	311.6	233.0	251.8

Average annualized net investment income yield (pre-tax)	3.8%	3.3%	4.3%

Net realized capital gains (losses)	46.5	18.4	–10.3

Total investment results	358.1	251.4	241.5

Average annualized total investment income yield (pre-tax)	4.4%	3.5%	4.1%

Change in net unrealized gains (losses) (pre-tax)	–25.1	154.2	–109.0

Total investment return (pre-tax)	333.0	405.6	132.5

Average annualized total investment return (pre-tax)	4.1%	5.7%	2.2%

Average total invested assets (including cash and cash equivalents)	8,139.4	7,144.2	5,907.6

Investment results are an important part of our overall profitability. Our net investment income increased US$ 78.6 million, or 33.7% for the year ended December 31, 2004 as compared to the same period in 2003. The increase largely resulted from growth in invested assets during 2004, particularly in our fixed maturities portfolio, as well as income received from the transition of a fixed income bond fund to a direct fixed income investment portfolio. The decline in income from the Funds Withheld Asset is due to the declining asset balance. See “Funds Withheld Asset”. Our net investment income decreased US$ 18.8 million, or 7.5% for 2003 as compared to 2002. The decrease reflects lower investment income yields offset by an increase in invested assets from operating cash flows. Our average annualized net investment income yield (pre-tax) was 3.8% for the year ended December 31, 2004 as compared to 3.3% and 4.3% for the same periods in 2003 and 2002, respectively.

Our average annualized total investment income yield (pre-tax) was 4.4% for the year ended December 31, 2004 as compared to 3.5% and 4.1% for the same periods in 2003 and 2002, respectively. Yields are calculated based on the average of beginning and ending total invested assets balances (including cash and cash equivalents). The total investment income yields were positively impacted by the increase in realized gains in 2004 resulting from the sale of equity securities to adjust our asset allocation in order to reduce investment portfolio risks as well as the decline in impairment charges compared to 2003. We paid fees in the amount of US$ 11.6 million, US$ 8.0 million and US$ 6.1 million to our asset managers and custodians in 2004, 2003 and 2002, respectively, including other investment-related costs.

Our average annualized total investment return (pre-tax) was 4.1% for the year ended December 31, 2004 as compared to 5.7%, and 2.2% for the same periods in 2003 and 2002, respectively. The return was driven by a reduction in net unrealized capital gains due to the realization of gains triggered by the sale of equity securities, partially offset by the continued positive development of the stock markets in 2004. In 2003, we had an increase in net unrealized capital gains of US$ 94.5 million as a result of the strong recovery of the stock markets. The average total investment return in 2002 included the effect of foreign currency on the change in net unrealized capital gains and losses of US$ (50.3) million, lowering the return by 0.8%. As of 2003 and forward, the currency effect on the change in net unrealized capital gains and losses was directly booked to cumulative currency translation adjustments, and therefore no longer affects the investment return.

We recorded US$ 6.2 million, US$ 27.4 million and US$ 48.3 million of impairment charges during 2004, 2003 and 2002, respectively. See “Critical accounting policies” for details on our fixed maturities and equity securities impairment policy.

Other
(US$ million)
Year ended December 31	2004	2003	2002

Other (loss) income	–2.6	2.7	–1.2

Interest expense	–33.1	–31.0	–16.4

Impairment of goodwill	–94.0	–	–

Amortization of intangible assets	–9.9	–	–

Restructuring costs	–2.7	–	–

Income tax (expense) benefit	–338.2	–39.3	49.4

Management’s discussion and analysis
of financial condition and results of operations (continued)

Other (loss) income: Other loss for the year ended December 31, 2004 was US$ 2.6 million as compared to other income of US$ 2.7 million and other loss of US$ 1.2 million for the same periods of 2003 and 2002, respectively. Other loss for 2004 includes an amount of US$ 20.0 million for a retroactive stop-loss retrocession cover from National Indemnity Company, offset by a reduction of US$ 9.6 million in the bad debt provision related to the U.S. Life Insurance Company settlement (see Notes 21 and 26). Other (loss) income components also include interest income on reinsurance deposits, interest expense on funds held under reinsurance contracts, fee income, write-off of uncollectible balances and results from private equity funds.

Interest expense: Interest expense remained relatively stable for the year ended December 31, 2004 as compared to the same period in 2003. The increase in 2003 over 2002 was mainly due to US$ 16.5 million in interest expense on our US$ 200.0 million 8.25% guaranteed subordinated notes issued in December 2002.

Goodwill and other intangible assets: Impairment of goodwill was US$ 94.0 million for the year ended December 31, 2004. Amortization of intangible assets was US$ 9.9 million for the year ended December 31, 2004.

SFAS 142, “Goodwill and Other Intangible Assets”, requires impairment testing of goodwill annually or more regularly if any event or change in business circumstances occurs which would indicate that the carrying value of goodwill may be impaired. An impairment charge of US$ 94.0 million was recorded due to the reserving actions taken during 2004 in respect of prior year development in the Specialty Lines segment’s business written in North America, and the subsequent decision to take a full valuation allowance against the net deferred tax asset at CRNA. The goodwill impairment charge represents all the goodwill relating to CRNA.

SFAS 142 also requires that useful lives for intangible assets other than goodwill be reassessed and the remaining amortization periods be adjusted accordingly. On October 1, 2004, the useful life of our intangible asset related to Global Aerospace Underwriting Managers Limited (“GAUM”) was reduced to less than one year resulting in an amortization charge of US$ 9.9 million. See Note 8 for additional information regarding the reassessment of the useful life related to GAUM.

Restructuring charges: In September 2004, as a result of the announced run-off of our CRNA operations, we notified certain of our employees that their employment would be terminated between two to six months after such notification. For the year ended December 31, 2004, US$ 2.7 million has been expensed primarily due to the costs associated with these severance plans. CRNA is currently evaluating certain of its office leases, and a plan for reduced office space is expected to be approved in 2005 resulting in additional restructuring costs (see Note 26). Additionally, we are currently evaluating the cost base of our non-US operations, and a plan for cost reductions is expected to be approved in early 2005, resulting in additional restructuring costs.

Income tax expense: Converium’s consolidated income tax expense for the year ended December 31, 2004 reflects an additional expense of US$ 289.7 million related to the establishment of a full valuation allowance against the net deferred income tax balances previously carried at CRNA and a valuation allowance against the net operating losses carried forward at Converium AG. The 2003 consolidated tax expense reflects an increase in the tax loss carryforward due to the retrocession of certain contracts from Germany to Switzerland. The 2002 consolidated tax benefit reflects a one-time benefit of US$ 21.3 million as a result of a ruling Converium AG received from the Swiss tax authorities regarding a tax loss carried forward.

As required under SFAS 109, “Accounting for Income Taxes”, Converium is required to assess if it is more likely than not that some or all of the net deferred tax assets will not be realized. In making this assessment, reference is made to, among other things, historical losses. Therefore, a full valuation allowance was established against CRNA’s net deferred tax assets to reflect the continued net loss position of CRNA. CRNA may offset future taxable income against the existing net operating losses carried forward, resulting in no US federal tax expense on such income until such time as the net operating losses are utilized or expire. In addition, Converium AG presents deferred taxes for timing differences only. Future positive income will offset against net operating losses carried forward and will not cause any income taxes except changes in timing differences.

As of December 31, 2004, Converium’s valuation allowance on deferred tax assets was US$ 711.9 million, comprising net operating losses carried forward (US$ 571.7 million), loss reserve discount (US$ 110.2 million) and other temporary differences, net (US$ 30.0 million). As of December 31, 2003, the valuation allowance was US$ 47.9 million, all of which related to net operating losses carried forward.

As of December 31, 2004, Converium has total net operating losses carried forward of US$ 2,512.5 million available to offset future taxable income of certain branches and subsidiaries. The majority of these net operating losses carried forward relate to CRNA and Converium AG and expire in the years 2020 through 2024 and 2010 through 2011, respectively.

Converium will continue to monitor its tax position and reassess the need for a full valuation allowance on its net deferred tax assets on a periodic basis. Realization of the deferred tax asset related to net operating losses carried forward is dependent upon generating sufficient taxable income within specified future periods. The decision to place CRNA into run-off may limit the ability to generate taxable income to fully utilize its net operating loss carryforwards.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Business development

Converium’s business is organized around three operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business. In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other global functions.

Converium’s financial results for the year ended December 31, 2004 have been considerably affected by the recording of additional net strengthening of prior years’ loss reserves (US$ 562.0 million) and the resulting impairment of goodwill (US$ 94.0 million). The following table compares Converium’s segment results for the year ended December 31, 2004, 2003, and 2002 and reconciles segment results to (loss) income before taxes:

(US$ million)
Year ended December 31	2004	2003	2002

Segment (loss) income:

Standard Property & Casualty Reinsurance	–12.5	183.7	55.8

Specialty Lines	–245.2	115.2	56.0

Life & Health Reinsurance	15.4	–11.9	–6.5

Corporate Center	–38.0	–34.3	–30.3

Total segment (loss) income	–280.3	252.7	75.0

Other (loss) income	–2.6	2.7	–1.2

Interest expense	–33.1	–31.0	–16.4

Impairment of goodwill	–94.0	–	–

Amortization of intangible assets	–9.9	–	–

Restructuring costs	–2.7	–	–

Net (loss) income before taxes	–422.6	224.4	57.4

Standard Property & Casualty Reinsurance

			% change		% change
(US$ million)			2004		2003
Year ended December 31	2004	2003	over 2003	2002	over 2002

Gross premiums written	1,617.6	1,795.4	–9.9%	1,542.3	16.4%

Net premiums written	1,455.0	1,645.6	–11.6%	1,452.2	13.3%

Net premiums earned	1,552.0	1,629.9	–4.8%	1,396.7	16.7%

Total investment results	142.3	101.5		98.1

Segment (loss) income	–12.5	183.7		55.8

Loss ratio non-life	80.3%	68.3%		76.3%

Underwriting expense ratio non-life	24.3%	22.3%		22.2%

Administration expense ratio non-life	5.8%	4.3%		4.4%

Combined ratio non-life	110.4%	94.9%		102.9%

Retention ratio (net premiums written divided by gross premiums written)	89.9%	91.7%		94.2%

Standard Property & Casualty Reinsurance reported segment (loss) income of US$ (12.5) million, US$ 183.7 million and US$ 55.8 million in 2004, 2003 and 2002, respectively. The decrease in 2004 was primarily attributable to the following:

•	Premium volume was impacted by clients exercising their rights of special termination under various reinsurance contracts, which resulted in a reduction of estimated ultimate premium of US$ 57.6 million in the second half of 2004. In addition to the reductions triggered by special termination clauses, the decrease of the Standard Property & Casualty Reinsurance segment’s net premiums written was further affected by adjustments of ultimate premium estimates in the amount of US$ 119.3 million resulting from a change in estimate due to the implementation of enhanced procedures for establishing written premium estimates throughout 2004, as well as additional expenses of US$ 18.8 million for catastrophe protection. See Reinsurance results section for additional information regarding adjustments of ultimate premium estimates.

•	Hurricanes in the US and the Caribbean, the Japanese typhoons and the tsunami in the Indian Ocean impacted results negatively by US$ 154.5 million and added 4.8 points to the loss ratio.

Management’s discussion and analysis
of financial condition and results of operations (continued)

•	The development of prior years’ reserves of US$ 73.5 million primarily related to adverse developments of General Third Party Liability (US$ 116.3 million), Motor Liability outside the United States (US$ 91.7 million) and Personal Accident (non-life) (US$ 8.1 million), which was partially offset by positive developments related to Property (US$ 82.1 million) and miscellaneous liability (US$ 60.5 million) that also included the impact of whole account retrocessions.

•	Slightly offsetting the results for 2004 was the increase in investment results due to the continued recovery of the global capital markets as well as capital gains realized from the sale of equity securities to adjust our asset allocation to reduce investment portfolio risk during 2004.

For the year ended December 31, 2004, gross premiums written decreased 9.9% to US$ 1,617.6 million, net premiums written decreased 11.6% to US$ 1,455.0 million and net premiums earned decreased 4.8% to US$ 1,552.0 million. Adjustments of ultimate premium estimates resulted in a decrease in net premiums written and earned in the amount of US$ 119.3 million; after reflecting for accrued underwriting expenses (US$ 18.1 million) and losses (US$ 101.1 million), the impact of these adjustments of ultimate premium estimates on the technical result was US$ (0.1) million.

For the year ended December 31, 2004, the reduction in net premiums written in the Standard Property & Casualty Reinsurance segment by line of business included:

•	Motor (decreased by 0.8% or US$ 3.7 million to US$ 484.8 million), which decreased due to cedents in North America exercising special termination clauses, as well as a decrease in net premiums written in North America due to the ratings agencies’ actions. These decreases were mostly offset by growth in Western Europe;

•	Property (decreased by 26.1% or US$ 205.3 million to US$ 581.7 million), which decreased due to cedents in North America exercising special termination clauses as well as a restructuring of a specific treaty; and

•	Personal accident (non-life) (decreased by 22.8% or US$ 8.0 million to US$ 27.1 million), which decreased due to the cancellation of a major contract.

These decreases were offset by an increase in net premiums written within the General Third Party Liability line of business, which increased by 7.9% or US$ 26.4 million to US$ 361.4 million as a result of continuing rate increases and new business.

In the latter half of 2004, the Standard Property & Casualty Reinsurance segment agreed upon commutations with primarily North American cedents regarding gross loss reserves of US$ 125.9 million.

Specialty Lines

			% change		% change
(US$ million)			2004		2003
Year ended December 31	2004	2003	over 2003	2002	over 2002

Gross premiums written	1,777.3	2,022.0	–12.1%	1,650.3	22.5%

Net premiums written	1,658.1	1,811.9	–8.5%	1,555.3	16.5%

Net premiums earned	1,699.2	1,663.6	2.1%	1,458.0	14.1%

Total investment results	186.1	132.4		125.3

Segment (loss) income	–245.2	115.2		56.0

Loss ratio non-life	99.4%	74.6%		80.0%

Underwriting expense ratio non-life	21.7%	21.6%		20.0%

Administration expense ratio non-life	4.4%	4.4%		4.4%

Combined ratio non-life	125.5%	100.6%		104.4%

Retention ratio (net premiums written divided by gross premiums written)	93.3%	89.6%		94.2%

Specialty Lines reported segment (loss) income of US$ (245.2) million, US$ 115.2 million and US$ 56.0 million in 2004, 2003 and 2002, respectively. The decrease in 2004 was primarily attributable to the following:

•	Premium volume was impacted by clients exercising their rights of special termination under various reinsurance contracts, which resulted in a reduction of estimated ultimate premium of US$ 50.5 million in the second half of 2004. In addition to the reductions triggered by special termination clauses, the decrease of the Specialty Lines segment’s net premiums written was further affected by adjustments of ultimate premium estimates in the amount of US$ 100.5 million resulting from a change in estimate due to the implementation of enhanced procedures for establishing written premium estimates throughout 2004. See “Reinsurance results” section for additional information regarding adjustments of ultimate premium estimates.

Management’s discussion and analysis
of financial condition and results of operations (continued)

•	In late 2004, we commuted the stop-loss protection regarding underwriting year 2001 of the professional liability business generated through our joint venture with the MDU that resulted in a US$ 10.5 million charge.

•	The development of prior years’ reserves of US$ 488.5 million primarily related to adverse developments of the Professional Liability and other Special Liability lines (US$ 449.3 million), particularly excess & surplus lines and umbrella, Workers’ Compensation (US$ 55.3 million), and Engineering (US$ 12.9 million) These adverse developments in the Specialty Lines were partially offset by positive developments related to Aviation & Space (US$ 24.5 million), Agribusiness (US$ 0.7 million), and Credit & Surety (US$ 3.8 million).

•	Slightly offsetting the results for 2004 was the increase in investment results due to the continued recovery of the global capital markets as well as capital gains realized from the sale of equity securities to adjust our asset allocation to reduce investment portfolio risks during 2004.

For the year ended December 31, 2004, gross premiums written decreased 12.1% to US$ 1,777.3 million, net premiums written decreased 8.5% to US$ 1,658.1 million and net premiums earned increased 2.1% to US$ 1,699.2 million. Adjustments of ultimate premium estimates resulted in a decrease in net premiums written and earned in the amount of US$ 100.5 million; after reflecting for accrued underwriting expenses (US$ (1.7) million) and losses (US$ 105.3 million), the impact of these adjustments of ultimate premium estimates on the technical result was US$ 3.1 million. Included in these amounts were adjustments of ultimate premium estimates of the business relationship with a Lloyd’s syndicate, a major client of ours, which resulted in a decrease in net premiums written and earned in the amount of US$ 25.5 million. After reflecting for accrued underwriting expenses (US$ 0.4 million) and losses (US$ 19.0 million), the impact of this specific premium accrual adjustment on the technical result was US$ (6.1) million.

For the year ended December 31, 2004, the reduction in net premiums written in the Specialty Line segment by line of business included:

•	Workers’ Compensation (decreased by 27.4% or US$ 85.1 million to US$ 225.8 million), which decreased due to the result of lower premium accruals in 2004 related to the 2003 underwriting year based on revised estimated premiums received from a large cedent who reports on a lag, as well as a decrease in run-off premiums from older underwriting years. In addition, there was a reduction of participation on premiums written through the involuntary market with one of our ceding companies;

•	Credit & Surety (decreased by 27.5% or US$ 64.9 million to US$ 171.1 million), which decreased due to cedents in North America exercising special termination clauses, as well as a decrease in net premiums written due to the ratings agencies’ actions; and

•	Professional Liability and other Special Liability (decreased by 11.1% or US$ 66.3 million to US$ 531.7 million), which decreased due to cedents in North America exercising special termination clauses, as well as a decrease in net premiums written due to the ratings agencies’ actions.

These decreases were offset by an increase in net premiums written in the agribusiness line of business, which increased by 41.0% or US$ 36.9 million to US$ 126.9 million. This was mainly the result of new business written, as well as return premium received on a specific contract due to favorable technical results. In addition, the aviation and space line of business increased by 18.3% or US$ 62.7 million to US$ 404.5 million, which grew as a result of an increased retention in the business underwritten by GAUM.

In the latter half of 2004, the Specialty Lines segment agreed upon commutations with primarily North American cedents regarding gross loss reserves of US$ 401.3 million.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Life & Health Reinsurance

			% change		% change
(US$ million)			2004		2003
Year ended December 31	2004	2003	over 2003	2002	over 2002

Gross premiums written	446.0	406.5	9.7%	343.2	18.4%

Net premiums written	439.9	369.5	19.1%	314.7	17.4%

Net premiums earned	433.9	383.0	13.3%	310.8	23.2%

Total investment results	29.7	17.5		18.1

Segment income (loss)	15.4	–11.9		–6.5

Underwriting expense ratio	22.5%	20.9%		20.6%

Administration expense ratio	5.2%	3.5%		3.6%

Retention ratio (net premiums written divided by gross premiums written)	98.6%	90.9%		91.7%

Life & Health Reinsurance reported segment income (loss) of US$ 15.4 million, US$ (11.9) million and US$ (6.5) million in 2004, 2003 and 2002, respectively. The technical result for the year ended December 31, 2004 was US$ 14.7 million as compared to US$ (8.0) million and US$ (6.5) million for the same periods in 2003 and 2002, respectively. Technical result is defined as net premiums earned minus losses, loss adjustment expenses and life benefits minus underwriting acquisition costs plus technical interest. The increase in 2004 was primarily attributable to the following:

•	Strong growth in premium volume driven by the expansion of existing financing reinsurance transactions in Continental Europe and increased shares of current business, which was slightly offset by a decline in premiums due to commutations in the accident & health line of business.

•	The termination of the Life & Health Reinsurance segment’s Master Retrocession Agreement for its financing contracts, resulting in a repayment of the non-amortized financing of US$ 36.9 million. The provisions for this termination led to a realization of a profit of US$ 3.4 million in 2004.

•	The development of our Guaranteed Minimum Death Benefit (GMDB) book during 2004 as compared to 2003 and 2002. In 2003 and 2002 net reserves were strengthened by US$ 20.5 million and US$ 15.6 million, respectively, while no actions were required in 2004. As a result of the strong performance of the US stock markets, the GMDB’s net amount at risk further decreased to US$ 635.5 million at December 31, 2004 from US$ 809.7 million at December 31, 2003.

In late 2004, Converium entered into an agreement to terminate its US$ 75.0 million GMDB reinsurance protection purchased in 2003, for an amount of US$ 9.7 million, giving rise to a net cost of the cover for 2004 of US$ 0.1 million. The purpose of this cover was to address the volatility in the United States’ equity markets and potential adverse deviations to other key assumptions such as mortality risks, lapse rate risks and surrenders.

•	The increase was offset by a reduction in premium volume due to clients exercising their rights of special termination under various reinsurance contracts, which resulted in a reduction of estimated ultimate premium of US$ 6.4 million in the second half of 2004.

For the year ended December 31, 2004, gross premiums written increased 9.7% to US$ 446.0 million, net premiums written increased 19.1% to US$ 439.9 million and net premiums earned increased 13.3% to US$ 433.9 million.

For the year ended December 31, 2004, net premiums written growth in the Life & Health Reinsurance segment by line of business included:

•	Life & disability reinsurance (increased by 50.2% or US$ 81.3 million to US$ 243.4 million), which grew due to the expansion of existing financing reinsurance transactions in Continental Europe and increased shares of current business.

This increase was offset by a decrease of 5.3% or US$ 10.9 million in net premiums written to US$ 196.5 million in the accident & health line of business due to commutations.

In the latter half of 2004, the Life & Health Reinsurance segment agreed upon commutations with primarily North American cedents regarding gross loss reserves of US$ 18.6 million.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Corporate Center

			% change		% change
(US$ million)			2004		2003
Year ended December 31	2004	2003	over 2003	2002	over 2002

Operating and administration expenses	–38.0	–34.3	10.8%	–30.3	13.2%

The Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other global functions.

Financial condition and liquidity

Invested assets

Our assets are invested with the objective of achieving investment returns consistent with those of the markets in which we invest, using appropriate risk management, diversification, tax and regulatory considerations, and to provide sufficient liquidity to enable us to meet our obligations on a timely basis. We principally focus on high quality, liquid securities, and seek to invest in securities whose durations correspond to the estimated pay out patterns of the reinsurance liabilities they support.

Our approach to fixed income investments is to limit credit risk by focusing on investments rated A or better and to reduce concentration risk by limiting the amount that may be invested in securities of any single issuer or group of issuers. With respect to equity investments, we seek to diversify our equity portfolio so as to provide a broad exposure across major sectors of individual stock markets. To reduce the effects of currency exchange rate fluctuations, we seek to match the currencies of our investments with the currencies of our underlying reinsurance liabilities. In order to reduce the interest rate risk exposure of our fixed income portfolio, we transferred approximately US$ 300.0 million from the available-for-sale portfolio to the held-to-maturity portfolio during 2004.

As of December 31, 2004, total invested assets (excluding cash and cash equivalents) were US$ 7.8 billion compared to US$ 7.5 billion as of December 31, 2003, an increase of US$ 275.7 million, or 3.7%. This increase is mainly due to the investment of the net proceeds from the Rights Offering that occurred in October 2004, positive operating cash flow and the weakening of the US dollar against European currencies. The increase was offset by commutations of certain of our North American treaties as well as amounts paid related to the retroactive stop-loss retrocession cover from National Indemnity Company.

Our asset mix, including cash and cash equivalents, consisted of the following at December 31, 2004 and 2003:

Asset class

	2004	2003

Fixed maturity securities (including the Funds Withheld Asset)	82.5%	82.7%

Equity securities [1]	3.7%	9.7%

Cash and short-term investments	9.4%	4.3%

Real estate and other [1,2]	4.4%	3.3%

Total	100.0%	100.0%

1	Our participation in PSP Swiss Property AG is included in real estate and other with a market value of US$ 98.9 million as of December 31, 2004 and US$ 80.0 million as of December 31, 2003.
2	Included in the caption real estate and other are investments in funds of hedge funds, which had a carrying value of US$ 102.5 million as of December 31, 2004.

During 2004, we adjusted our asset allocation and lowered our exposure to investments in equity securities by approximately US$ 500.0 million. This reduced our equity exposure (excluding our participation in PSP Swiss Property AG) to below 4% of total invested assets versus approximately 10% as of December 31, 2003. These sales generated net realized capital gains of US$ 22.0 million (pre-tax). The proceeds of this divestiture were invested in highly rated fixed income instruments.

In addition, in order to protect shareholders’ equity from potential future increases of the yield curves, we lowered the modified duration of our fixed income portfolio to 3.5 as of December 31, 2004 versus 3.6 as of December 31, 2003. Sales relating to this reduction in duration generated net realized capital losses of less than US$ 2.0 million. Furthermore, during 2004, we increased our held-to-maturity portfolio by US$ 350.0 million.

Our investments are managed mainly by external investment managers and their performance is measured against benchmarks. The table below presents our investments in the major managed portfolios, as well as the applicable benchmark and benchmark return for 2004. The balances at December 31, 2004 are shown in original currencies.

Management’s discussion and analysis
of financial condition and results of operations (continued)

	Performance [1]
(in millions of original currencies unless noted)	Market value	Benchmark		Portfolio	Delta

Largest portfolios in US$

Fixed maturities	1,942.6	2.49	% [2]	2.46%	–0.03%

Mortgage-backed securities	616.6	4.69	% [3]	4.46%	–0.23%

Equity securities	126.2	10.71	% [4]	10.46%	–0.25%

Largest portfolios in EUR

Fixed maturities	277.1	6.11	% [5]	6.12%	0.01%

Equity securities	56.8	13.11	% [6]	12.62%	–0.49%

Largest portfolios in UK pounds

Fixed maturities	256.4	4.58	% [7]	4.61%	0.03%

Equity securities	14.8	9.94	% [8]	9.59%	–0.35%

Largest portfolio in Swiss francs

Real estate (direct and indirect)	265.3	n.a.		8.89%	n.a.

Largest portfolio in Australian $

Fixed maturities	199.3	7.44	% [9]	7.16%	–0.28%

1	Performance is defined as annual time-weighted return
2	Citigroup USD WGBI 3–5 years Index/Citigroup World BIG Index ex MBS ex BBB 1–10
3	Lehman Mortgage Index
4	MSCI USA Index, S & P 500
5	Citigroup Euro World BIG Index ex BBB/Citigroup Euro Government Bond Index 1–10 years
6	MSCI Euro ex UK
7	Citigroup UK Government Bond Index 1–10 years
8	MSCI UK
9	Citigroup Australian AAA /AA /A

Fixed maturities

As of December 31, 2004, our fixed maturities portfolio, excluding the Funds Withheld Asset (described more fully below), had a carrying value of US$ 5.7 billion and represented 67.1% of our total investment portfolio including cash and cash equivalents (82.5% including the Funds Withheld Asset). This represents an increase in carrying value of US$ 756.6 million, or 15.3%, from December 31, 2003. This increase is mainly due to the sale of approximately US$ 500.0 million in equity securities, which were subsequently reinvested into fixed maturities, in order to reduce our exposure to equity securities, as well as the continued weakening of the US dollar against European currencies. In addition, the increase was due to the deployment of operating cash flow into fixed maturity securities during 2004. The US$ 400.0 million proceeds of the capital increase were mainly invested in treasury securities or remained in cash at the end of 2004.

We invest in government, agency and corporate fixed income securities of issuers from around the world that meet our liquidity and credit standards. We place an emphasis on investing in listed fixed income securities that we believe to be liquid.

The table below presents the composition of our fixed income securities portfolio, excluding short-term investments, based on carrying value by scheduled maturity.

(US$ million)	Estimated fair value	% of total	Carrying value	% of total
As of December 31, 2004	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM

Less than one year	182.5	3.8	15.9	1.9

One year through five years	2,871.8	59.4	450.8	53.0

Five years through ten years	923.2	19.1	353.5	41.6

Over ten years	91.8	1.9	30.2	3.5

Subtotal	4,069.3	84.2	850.4	100.0

Mortgage and asset-backed securities	616.6	12.7	–	–

Unit trust bonds	148.9	3.1	–	–

Total	4,834.8	100.0	850.4	100.0

Most of our fixed income securities are rated by Standard & Poor’s, Moody’s or similar rating agencies. As of December 31, 2004, approximately 97.7% of our fixed maturities securities portfolio was invested in securities rated A or better by these agencies and approximately 85.2% was invested in AAA/Aaa-rated securities.

Management’s discussion and analysis
of financial condition and results of operations (continued)

The table below presents the composition of our fixed income securities portfolio by rating as assigned by Standard & Poor’s or Moody’s, using the lower of these ratings for any security where there is a split rating.

(US$ million)	Estimated fair value	% of total	Carrying value	% of total
As of December 31, 2004	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM

AAA /Aaa	4,022.5	83.2	822.1	96.7

AA /Aa2	452.0	9.4	16.2	1.9

A /A2	229.6	4.7	12.1	1.4

BBB/Baa2	11.1	0.2	–	–

BB	3.0	0.1	–	–

Not rated [1]	116.6	2.4	–	–

Total	4,834.8	100.0	850.4	100.0

[1]	Includes US$ 89.3 million private collateralized loans issued by German banks with a credit rating equivalent to S&P AAA, purchased during 2004.

Our guidelines also restrict our maximum investment in bonds issued by any group or industry sector by reference to local benchmarks and applicable insurance regulations. As of December 31, 2004 no aggregated amount of bonds issued by a single group (excluding governments and funds) represented more than 5% of our fixed maturities securities portfolio. Our ten biggest direct investments in corporate obligations (excluding commercial mortgage and asset-backed securities) were:

(US$ million)	Estimated fair value	% of total
As of December 31, 2004	Available-for-sale (AFS)	AFS

New South Wales Treasury Corporation	20.1	0.4

General Electric Capital Corporation	15.5	0.3

Westfälische Landschaft – Bodenkreditbank – AG	13.8	0.3

HVB Group	13.8	0.3

HSBC Financial Corporation	12.2	0.3

KFW International Finance Inc.	12.1	0.3

Citigroup Inc.	10.6	0.2

Bank One Corporation	9.5	0.2

NV Bank Nederlandse Gemeenten	9.1	0.2

Morgan Stanley	9.0	0.2

Our four largest investments in funds investing in fixed maturities as of December 31, 2004, were:

(US$ million)	Estimated fair value	% of total
As of December 31, 2004	Available-for-sale (AFS)	AFS

HSBC AM French Government Bond Fund	122.4	2.5

DWS Zurich Invest Renten Euroland	16.9	0.3

CCR Gestion Centrale	7.3	0.2

ING (L) Liquid SICVA, Luxembourg	2.2	0.1

As of December 31, 2004 our investments in mortgage and asset-backed securities were US$ 616.6 million. These investments are summarized as follows:

	Estimated fair value	% of total
(US$ million)	Mortgage and asset-	Mortgage and asset-
As of December 31, 2004	backed securities	backed securities

Federal National Mortgage Association	402.7	65.3

Federal Home Loan Mortgage Corporation	94.6	15.3

Government National Mortgage Association	69.6	11.3

Other mortgage and asset-backed securities	49.7	8.1

Total	616.6	100.0

Management’s discussion and analysis
of financial condition and results of operations (continued)

Equity securities

As of December 31, 2004, our equity securities portfolio had a carrying value of US$ 408.5 million (including our participation in PSP Swiss Property AG). This represents a decrease in carrying value of US$ 431.7 million, or 51.4%, from December 31, 2003. The decrease was primarily the result of the sale of a substantial portion of our equity securities portfolio in order to lower our equity exposure and related capital charges. Equity securities were approximately 3.7% and 9.7% of our total investment portfolio as of December 31, 2004 and 2003, respectively, including cash and cash equivalents and excluding our participation in PSP Swiss Property AG.

Substantially our entire equity portfolio consists of listed securities held directly or through funds. All the equity portfolios are in developed markets. As experienced in recent years, the equity markets around the world can produce highly volatile and significantly varied results due to local and worldwide economic and political conditions.

Our ten largest direct equity investments as of December 31, 2004 were:

(US$ million)	Estimated fair value	% of total
As of December 31, 2004	Available-for-sale (AFS)	Equity securities

PSP Swiss Property AG	98.9	24.2

International Financial Group	6.0	1.5

General Electric Company	4.9	1.2

Exxon Mobil Corp.	4.2	1.0

Microsoft Corp.	3.3	0.8

Citigroup Inc.	3.2	0.8

Pfizer Inc.	2.6	0.6

Total SA	2.5	0.6

Novartis Inc.	2.4	0.6

Bank of America Corp.	2.4	0.6

Our two largest investments in funds investing in equities as of December 31, 2004 were:

(US$ million)	Estimated fair value	% of total
As of December 31, 2004	Available-for-sale (AFS)	Equity securities

Barclay’s Global Investors Index Selection UK Fund	31.8	7.8

Vanguard Institutional Index Fund	12.1	3.0

Our exposure to private equity fund investments as of December 31, 2004 was approximately US$ 61.5 million. This represents the sum of the fair value of invested capital (as determined by the fund managers) and remaining unpaid commitments. Of this total, the value of remaining unpaid commitments was approximately US$ 15.7 million as of December 31, 2004.

Our investments in private equity funds as of December 31, 2004 were:

(US$ million)	Estimated fair value	% of total
As of December 31, 2004	Available-for-sale (AFS)	Equity securities

Capital Z Financial Services Fund II	23.5	5.8

Oak Hill Securities Fund LP II	16.4	4.0

Clayton Dubilier & Rice Fund	3.5	0.9

Insurance Partners LP	1.7	0.4

Oak Hill Securities Fund	0.7	0.2

At December 31, 2004 and 2003, gross unrealized gains on our equity portfolio were US$ 73.0 million and US$ 96.2 million and gross unrealized losses were US$ 2.5 million and US$ 1.7 million, respectively. We have reviewed the securities that have declined in value and have recorded impairments accordingly.

Our impairment policy requires us to record, as realized capital losses, declines in value that exceed 20% over a period of six months, that exceed 50% regardless of the period of decline or any declines in value of equity securities over a period of more than twelve months. The same policy applies to fixed maturities securities when the decline in value is attributable to the deteriorating credit-worthiness of the issuer. At management’s judgment, we impair additional securities based on prevailing market conditions by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Our guidelines also restrict our maximum investment in any one equity security or industry sector by reference to local benchmarks and applicable insurance regulations. As of December 31, 2004, excluding our investments in funds and our participation in PSP Swiss Property AG, no single equity security represented more than 5% of our equity securities portfolio.

Funds Withheld Asset

The transfer of certain historical reinsurance business to Converium was effected as of July 1, 2001 by means of the Quota Share Retrocession Agreement with Zurich Financial Services. In addition, on that date, the Funds Withheld Asset was established. Its initial balance was set to match the net balance of the liabilities, less the premium receivables (including outstanding collectible balances and reinsurance deposits) on the business to which the Quota Share Retrocession Agreement applies. As of December 31, 2004, the Funds Withheld Asset was US$ 1,305.1 million. The decrease of US$ 225.5 million over December 31, 2003 was primarily due to paid claims.

The table below shows the distribution of the Funds Withheld Asset by currency as of December 31, 2004 and 2003.

Funds Withheld Asset

As of December 31	2004	2003

US dollar	41%	47%

UK pound	29%	26%

Euro	25%	23%

Swiss franc	3%	2%

Japanese yen	2%	2%

Total	100%	100%

Weighted average interest rate	5.4%	5.4%

In general, the Funds Withheld Asset is reduced by paid claims, profit commissions, amounts paid to maintain the retrocession agreements and other amounts paid on the business subject to the Quota Share Retrocession Agreement, and is increased by premiums (less premium refunds), salvage and subrogation, recoveries under retrocession agreements, profit commissions and other amounts received for the business subject to the Quota Share Retrocession Agreement. The balance of the Funds Withheld Asset will decrease over time. However, business historically written on the Zurich Insurance Company (“ZIC”) and Zurich International Bermuda Ltd (“ZIB”) balance sheets is being renewed and written on the Converium balance sheet. As a result, we will generate invested assets from the new and renewal business written on the Converium balance sheet which we expect to at least partially offset reductions of the balance of the Funds Withheld Asset.

Short-term investments

Our short-term investment portfolio includes investments in fixed-term deposits and fiduciary investments. These investments generally have maturities of between three months and one year. As of December 31, 2004, we had short-term investments with a carrying value of US$ 133.3 million, representing 1.6% of our total investment portfolio, including cash and cash equivalents. Short-term investments at December 31, 2003 were US$ 55.8 million or 0.7% of our total investment portfolio, including cash and cash equivalents.

Real estate and other investments

At December 31, 2004, we had real estate held for investment of US$ 138.8 million, consisting primarily of investments in residential and commercial rental properties located in Switzerland. Our direct real estate portfolio represented 1.6% of our total investment portfolio, including cash and cash equivalents.

In addition to these properties, Converium owns a 4.9% participation in PSP Swiss Property AG (an indirect real estate investment, included in equity securities) with a market value of US$ 98.9 million as of December 31, 2004. The ownership in PSP Swiss Property AG decreased from 7.4% as of December 31, 2003, due to the merger of PSP Swiss Property AG with REG Real Estate Group, another Swiss real estate company, during 2004.

During 2004, we invested approximately US$ 100.0 million in funds of hedge funds. At December 31, 2004, these funds had a carrying value of US$ 102.5 million. This investment is included under the caption “Other investments” in the balance sheet.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Real estate

Our five largest real estate investments as of December 31, 2004 were:

(US$ million)		% of total
As of December 31, 2004	Carrying value	Other investments

Dietikon — residential/commercial building	25.1	9.2

Effretikon — residential building	16.4	6.0

Zurich — residential/commercial building	16.3	6.0

Basel — residential/commercial building	14.1	5.2

Bern — residential/commercial building	10.8	4.0

Premiums receivable

We had premiums receivable of US$ 2.2 billion at December 31, 2004 compared to US$ 2.0 billion at December 31, 2003, an increase of US$ 169.7 million, or 8.4%. This increase is due to premiums written in 2004 and the weakening of the US dollar against European currencies. Premiums receivable include those currently due, as well as deferred premiums receivable, which is comprised primarily of accruals on premium balances which have not yet been reported and which are not contractually due to be paid until some time in the future. See Reinsurance results section for additional information regarding adjustments of ultimate premium estimates. Current premiums receivable represented 14.6% and 9.1% of total premiums receivable at December 31, 2004 and 2003, respectively, and accrued premiums receivable represented 85.4% and 90.9%, respectively.

Reinsurance assets

Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2004, Converium held US$ 559.4 million in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit.

As of December 31, 2004, we had reinsurance recoverables from retrocessionaires of approximately US$ 1.3 billion on paid and unpaid losses and loss adjustment expenses, unearned premium reserves and future life benefits balances, compared to US$ 1.7 billion at December 31, 2003. Allowances of US$ 40.6 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at December 31, 2004, compared to US$ 35.4 million at December 31, 2003.

Liabilities

Loss and loss adjustment expense reserves

We had gross loss and loss adjustment expense (“LAE”) reserves of US$ 8.8 billion at December 31, 2004, compared to US$ 7.8 billion at December 31, 2003, an increase of US$ 934.1 million, or 11.9%. The increase in our reserve position is mainly attributable to 2004 incurred losses, including US$ 562.0 million of net strengthening of prior years’ loss reserves during 2004, offset by US$ 545.8 million in reserves commuted during the latter part of 2004. Loss and loss adjustment expense reserves, net of reinsurance recoverables for paid and unpaid losses, were US$ 7.6 billion at December 31, 2004, compared to US$ 6.5 billion at December 31, 2003, an increase of US$ 1.1 billion, or 18.3%. Gross reserves for future life benefits were US$ 545.8 million at December 31, 2004 compared to US$ 483.5 million at December 31, 2003.

Loss and loss adjustment reserves are based on estimates of future payments to settle claims, including legal and other expenses. We estimate our loss and loss adjustment reserves on the basis of the facts available at the time the loss and loss adjustment expense reserves are established and use actuarial methodologies that are commonly used in our industry. Our estimates of losses and loss adjustment expenses are subject to assumptions reflecting economic and other factors such as inflation rates, changes in legislation, court rulings, case law and prevailing concepts of liability, which can change over time. We review and update our estimates and record changes to our loss and loss adjustment reserves in current income.

Debt outstanding

As of December 31, 2004, we had total debt outstanding with a principal amount of US$ 400.0 million and a carrying amount of US$ 390.9 million. We had no scheduled debt repayments in 2004, 2003, or 2002.

In December 2002, Converium Finance S.A. issued US$ 200.0 million principal amount of non-convertible, unsecured, guaranteed subordinated notes, which are irrevocably and unconditionally guaranteed on a subordinated basis by each of Converium Holding AG and Converium AG. These notes mature in full on December 23, 2032 and bear interest at the rate of 8.25%. In 2001, in connection with the Transactions, Converium Holdings (North America) Inc. assumed US$ 200.0 million principal amount of non-convertible, unsecured, unsubordinated senior notes issued originally during October 1993. These notes mature in full on October 15, 2023 and bear interest at the rate of 7.125%. In 2004, the interest payments regarding the 7.125%

Management’s discussion and analysis
of financial condition and results of operations (continued)

non-convertible, unsecured, unsubordinated senior notes of CRNA were funded (i) by corresponding dividends of CRNA with regards to the coupon payment of April 15, 2004; and (ii) by Converium AG with regards to the coupon payment of October 15, 2004, due to the dividend restrictions of CRNA (see Note 22).

In November 2004, Converium AG signed a US$ 1.6 billion, three-year syndicated letter of credit facility from various banks. The facility provides Converium’s non-US operating companies with a US$ 1.5 billion capacity for issuing letters of credit and a US$ 100.0 million liquidity reserve. It replaces the existing US$ 900.0 million letter of credit facility, which was signed in July 2003. As of December 31, 2004, Converium had outstanding letters of credit of US$ 955.7 million under the facility. Investments of US$ 1,060.8 million were pledged as collateral related to the Syndicated Letter of Credit Facility. Converium must maintain the following financial covenants in order to avoid default under the agreement: (i) consolidated total borrowings do not at any time exceed 35% of consolidated tangible net worth, which is defined as total shareholders’ equity less goodwill; and (ii) consolidated tangible net worth must remain greater than US$ 1,237.5 million at all times. Converium pays commission fees on outstanding letters of credit, which are distributed to the facility banks and can only be impacted by a change in the company’s credit rating. The maximum amount of this fee is .50%.

In addition to the syndicated letter of credit facility, other irrevocable letters of credit of US$ 639.1 million were outstanding at December 31, 2004 to secure certain assumed reinsurance contracts. Investments of US$ 704.7 million were pledged as collateral related to certain of these letters of credit.

Shareholders’ equity

As of December 31, 2004, we had total shareholders’ equity of US$ 1,720.2 million (US$ 11.76 per share) compared to US$ 2,083.3 million (US$ 52.38 per share) as of December 31, 2003. This decrease is mainly comprised of the 2004 net loss of US$ 760.8 million, a reduction in net unrealized gains on investments, net of taxes of US$ 28.6 million, and US$ 47.8 million of dividends to shareholders paid in 2004. This decrease was offset by the Rights Offering in October 2004 whereby an additional 106,683,245 shares were issued, generating additional shareholders’ equity of US$ 399.1 million, net of underwriting issuance costs of US$ 29.7 million.

Liquidity and capital resources

Our principal cash requirements are for the payment of dividends to shareholders, servicing debt, investment in businesses, capital expenditures, servicing retrocessional arrangements, commutations, and for paying reinsurance and insurance claims, which could periodically include significant cash requirements related to catastrophic events.

As of December 31, 2004, Converium reported total investments including cash and cash equivalents of US$ 7,164.2, of which (i) US$ 1,060.8 million were pledged as collateral relating to outstanding letters of credit of US$ 955.7 million of the US$ 1.6 billion Syndicated Letter of Credit Facility, (ii) US$ 704.7 million were pledged as collateral relating to other irrevocable letters of credit, (iii) US$ 109.3 million were pledged primarily as deposits with French cedents, and (iv) US$ 562.1 million were pledged to support Converium-internal reinsurance transactions.

Dividends from subsidiaries

As a holding company, Converium Holding AG relies in large part on cash dividends and other permitted payments from its subsidiaries to make principal and interest payments on debt, to pay other outstanding obligations and to pay dividends to shareholders. Converium is subject to legal restrictions on the amount of dividends it may pay to its shareholders. Similarly, the company laws of countries in which our entities operate may restrict the amount of dividends payable by such entities to their parent companies. In addition, the ability of our entities to pay dividends may be restricted or influenced by minimum capital and solvency requirements that are imposed by regulators in the countries in which the entities operate. Dividend payments from Converium AG to Converium Holding AG may be subject to regulatory review, but for 2005 this is not considered a relevant issue as no payment is expected to be made; any dividend payments from CRNA to CHNA requires approval of the regulator of the state of Connecticut (see Note 22). The maximum dividend that Converium Holding AG is able to pay in 2004, before withholding tax, is approximately US$ 29.5 million as of December 31, 2004.

Management’s discussion and analysis of financial condition and results of operations (continued)

Cash flows

(US$ million)
Year ended December 31	2004	2003	2002

Cash provided by operating activities	224.5	1,265.3	870.4

Reimbursement of reinsurance recoverables in dispute	–	–	136.7

Cash provided by operating activities, excluding reimbursement of reinsurance recoverables in dispute	224.5	1,265.3	733.7

Cash outflows due to commutations	526.8	–	–

Cash provided by operating activities, excluding reimbursement of reinsurance recoverables in dispute and cash outflows due to commutations	751.3	1,265.3	733.7

Cash provided by (used in) financing activities	349.5	–47.2	179.0

Cash and cash equivalents increased by US$ 384.1 million to US$ 664.9 million as of December 31, 2004 from US$ 280.8 million as of December 31, 2003. Our cash position increased due to the sale of equity securities and was offset by commutations executed in 2004 that resulted in a cash outflow of US$ 526.8 million. The cash balance was maintained in anticipation of pending cash outflows in connection with commutations.

Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting expenses. Our cash provided by operating activities was US$ 224.5 million for the year ended December 31, 2004 compared to US$ 1,265.3 million and US$ 870.4 million for the years ended December 31, 2003 and 2002, respectively. This represented a decrease of US$ 1,040.8 million, or 82.2% in 2004 versus an increase of US$ 394.9 million, or 45.4% in 2003. This decrease was due to increased claims payment activity, particularly related to the cash outflows for commutations that have taken place during the latter part of 2004, as well as amounts paid related to the retroactive stop-loss retrocession cover from National Indemnity Company. In addition there was a reduction of new business growth as a result of active cycle management. The increase in 2003 was driven by improved operating performance, including strong premium growth. The 2002 cash flow reflects a US$ 136.7 million reimbursement of reinsurance recoverables in dispute received during 2002.

Cash provided by financing activities in 2004 was primarily due to the proceeds, net of related expenses, received from the Rights Offering that occurred in October 2004, offset by the payment of dividends. In 2003, cash used in financing activities was primarily driven by the payment of dividends to shareholders. Cash provided by financing activities in 2002 was due to the issuance of our guaranteed subordinated notes.

The charges in 2004 for reserve strengthening, deferred income taxes, and impairment of goodwill do not have a current impact on cash provided by operating activities. However, future periods may be affected by higher claim payments on those reserves and the run-off of the North American operations, offset by lower tax payments (due to net operating loss carryforwards).

Critical accounting policies

Our discussion and analysis of the financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of these financial statements in accordance with US GAAP requires the use of estimates and judgments that affect the reported amounts and related disclosures. Changes in our financial and operating environment could influence the accounting estimates that support our financial statements. The following presents those accounting policies that management believes are the most critical to its operations and those policies that require significant judgment on the part of management. The assumptions and judgments used by management are the ones they believe to be the most appropriate at this time. However, as described below, these estimates could change materially if different information or assumptions were used. The descriptions below are summarized and have been simplified for clarity. A more detailed description of these and other significant accounting policies used by us in preparing our financial statements is included in the Notes to the Consolidated Financial Statements.

Non-life loss and loss adjustment reserves

We are required by applicable insurance laws and regulations, as well as US GAAP, to establish reserves for payment of losses and loss adjustment expenses that arise from our non-life reinsurance and insurance businesses. Loss and loss adjustment reserves are based on estimates of future payments to settle claims, including legal and other expenses. The liability for unpaid losses and loss adjustment expenses for property and casualty business includes amounts determined from loss reports on individual cases and amounts for losses incurred but not reported. If a contract is commuted, we reduce loss and loss adjustment expense carried on our balance sheet and record a gain or loss for the difference between loss and loss adjustment expense

Management’s discussion and analysis
of financial condition and results of operations (continued)

carried on our balance sheet and the commutation payment. We estimate our loss and loss adjustment reserves on the basis of facts reported to us by ceding companies, and in conjunction with actuarial estimates and methodologies for instances where we have not received reports from ceding companies. Our estimates of losses and loss adjustment expenses are subject to assumptions reflecting economic and other factors such as inflation rates, changes in legislation, court rulings, case law and prevailing concepts of liability, which can change over time. In addition, if ceding company data is not provided to us on a timely basis, this could potentially impact the accuracy of our estimates. We review and update our estimates and record changes to our loss and loss adjustment reserves in current income.

The impact of changes in loss estimates can be mitigated by risk diversification. Risk diversification is a basic risk management tool in the insurance and reinsurance industry; as a multi-line reinsurer there are always likely to be reserve adjustments at the line of business level. Our book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.

Premiums

When we underwrite business, we receive premiums for assuming the risk. Premiums written in any given period include premiums reported to us by our clients and those we estimate and accrue on contracts underwritten.

In a typical reporting period, we generally earn a portion of the premiums written during that period together with premiums that were written during earlier periods. Likewise, some part of our premiums written will not be earned until future periods. We allocate premiums written but not yet earned to an unearned premium reserve, which represents a liability on our balance sheet. As time passes, the unearned premium reserve is gradually reduced and the corresponding amount is released through the income statement as premiums earned. Premiums are typically earned on a pro rata basis over the period that the coverage is in effect. Our premium earned and written estimates are regularly reviewed and enhanced as information is reported to us by our clients and we are able to refine our estimates and assumptions. Our estimation procedures are also affected by the timeliness and comprehensiveness of the information our clients provide to us. During the course of 2004 Converium implemented enhanced procedures for establishing written premium estimates. The new process derives the accrued written and earned premium from our ultimate premium estimates for a period of two years after the expiration of the underlying direct policy. Following this, the cedent’s actual reported premiums are used.

We write a wide range of different types of insurance and reinsurance policies, some of which are earned during periods shorter than one reporting period, while some are earned during substantially longer periods. This mix of business can change significantly from one period to the next and these changes can cause the relationship between written and earned premiums to differ, perhaps significantly, on a year-to-year basis. In our analysis of trends, we relate the change in premiums earned to the change in premiums written. Typically, differences in the percentage growth or decline between premiums written and earned mainly reflect differences in our mix of business from year to year.

Reinsurance recoverables

We cede reinsurance to retrocessionaires in the normal course of business. Under US GAAP, reinsurance is recorded gross in the balance sheet. Reinsurance assets (recoverables) include the balances due from retrocessionaires for paid and unpaid losses and loss adjustment expenses, ceded unearned premiums, and ceded future life benefits. Amounts recoverable from retrocessionaires are estimated in a manner consistent with the liabilities associated with the reinsured contracts.

Retrocessional reinsurance arrangements generally do not relieve us from our direct obligations to our reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. Failure of retrocessionaires to indemnify us due to insolvencies or disputes could result in uncollectible amounts and losses to us. We establish an allowance for potentially uncollectible recoverables from retrocessionaires for amounts owed to us that management believes will not be collected. In addition, we immediately charge operations for any recoverable balances that are deemed to be uncollectible. Collateral and other offsets are considered in determining the allowance or expense.

Foreign currency translation

In view of our global scale and the fact that more of our business is transacted in US dollars than in any other currency, we report our financial information in US dollars. However, a large portion of our revenues and expenses are denominated in other currencies including the Euro, UK pound, Swiss franc, and Japanese yen. Since these currencies are functional currencies for our business units, translation differences are recorded directly in shareholders’ equity. Exchange rate differences arising from holding assets, other than investment assets, and liabilities denominated in non-functional currencies are recorded as income or expense, as the case may be, in our income statement.

Invested assets

The majority of our fixed maturities and equity securities are classified as available-for-sale; these investments are carried at fair value. Fixed maturities for which we have the intent and ability to hold to maturity are classified as held-to-maturity. Held-to-

Management’s discussion and analysis
of financial condition and results of operations (continued)

maturity securities are carried at amortized cost, if purchased, or carrying value, if transferred from the available-for-sale category to the held-to-maturity category. The difference between the fair value and amortized cost at the date of transfer of such securities is amortized over the life of the respective securities. The carrying value of transferred securities is the fair value at the date of transfer less unamortized net unrealized gains. Fixed maturities and equity securities, which we buy with the intention to resell in the near term, are classified as trading and are carried at fair value. Unrealized gains or losses on investments carried at fair value, except those designated as trading are recorded in other comprehensive income, net of deferred income taxes.

When declines in values of securities below cost or amortized cost are considered to be other than temporary, an impairment charge is recorded as a realized capital loss in the statement of income for the difference between cost or amortized cost and estimated fair value. “Other than temporary declines” are declines in value of the security that exceed 20% over a period of six months, that exceed 50% regardless of the period of decline or any declines in value of equity securities over a period of more than twelve months. The same policy applies to fixed maturities securities when the decline in value is attributable to the deteriorating credit-worthiness of the issuer. At management’s judgment, we impair additional securities based on prevailing market conditions by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security.

Income taxes

Deferred income taxes are provided for all temporary differences, which are based on the difference between financial statement carrying amounts and the income tax bases of assets and liabilities using enacted local income tax rates and laws. In addition, a deferred tax asset is established for net operating loss carryforwards. We have significant net operating loss carryforwards that we can use to offset future taxable income. Realization of the deferred tax asset related to these carryforwards is dependent upon generating sufficient taxable income within specified future periods. We establish a valuation allowance against our deferred tax asset based upon our assessment if it is more likely than not that some or the entire deferred tax asset will not be realized in the applicable jurisdiction. In establishing the appropriate value of the deferred tax asset, we must make judgments about our ability to recognize the benefit of the asset over time, including our ability to utilize the net operating loss carryforwards. In the event that we are unable to realize a deferred tax asset, net income would be adversely affected to the extent a valuation allowance has not been established.

Goodwill and Other Intangible Assets

SFAS No. 142, “Goodwill and Other Intangible Assets” prohibits the amortization of goodwill and intangible assets that have indefinite useful lives, and requires impairment testing of goodwill annually or if any event occurs which would indicate an impairment of goodwill. Except for the reduction of amortization of goodwill, adoption of SFAS No. 142 did not impact Converium’s financial condition or results of operations.

SFAS No. 142 requires that goodwill and other intangible assets be tested for impairment using a two-step process. The first step is to identify a potential impairment. The second step of the goodwill and other intangible assets impairment test measures the amount of the impairment loss, if any, and must be completed by the end of the fiscal year. Intangible assets deemed to have an indefinite life are tested for impairment using a one-step process, which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year.

Upon application of SFAS No. 142, Converium ceased amortizing goodwill on January 1, 2002.

New accounting standards

We have or will be required to adopt the following new standards in the future:

SFAS 123 (revised 2004), “Share-Based Payment”

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”. This Statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. For public entities, this Statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. As Converium has already adopted the standards of SFAS No.123, this statement is not expected to have a material impact on the financial condition or results of operations.

SFAS 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88, and 106”

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88 and 106”. This Statement retains the disclosures required by SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements

Management’s discussion and analysis
of financial condition and results of operations (continued)

No. 87, 88, and 106”, which standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable and requires additional information on changes in the benefit obligations and fair values of plan assets. Additional disclosures have been added in response to concerns expressed by users of financial statements; those disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. This statement is effective for financial statements with fiscal years ending after December 15, 2003, with interim-period disclosures effective for interim periods beginning after December 15, 2003. This statement has been adopted for all of Converium’s plans. See Note 14 for additional information.

In December 2003, the Medicare Prescription Drug, Improvements and Modernization Act of 2003 (The Medicare Act) was approved in the United States. The Medicare Act expands prescription drug coverage under Medicare. As CRNA’s retiree medical coverage is very limited, the Medicare Act did not have a material impact on the financial condition or results of operations.

FASB Interpretation 46, “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51”

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51” (“FIN 46”), which requires an enterprise to assess whether consolidation of an entity is appropriate based upon its interests in a variable interest entity (the “VIE”). A VIE is an entity in which the equity investors do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective immediately for new VIEs established or purchased subsequent to January 31, 2003. The adoption of FIN 46 did not have a material impact on Converium’s consolidated financial condition or results of operations, as there were no VIEs identified which required consolidation.

In December 2003, the FASB issued a revised version of FIN 46 (“FIN 46(R)”), which incorporates a number of modifications and changes made to the original version. FIN 46(R) replaces the previously issued FIN 46 and, subject to certain special provisions, is effective no later than the end of the first reporting period that ends after December 15, 2003 for entities considered to be special-purpose entities and no later than the end of the first reporting period that ends after March 15, 2004 for all other VIEs. Early adoption is permitted. Converium adopted FIN 46(R) at December 31, 2003. The adoption of FIN 46(R) did not result in the consolidation of any VIEs.

We have performed an evaluation of the catastrophic protection counter-party agreement with Helix 04 Limited, issued in 2004, to establish whether we are the primary beneficiary of the VIE which issued the securities. Management has concluded that we are not the primary beneficiary of the VIE (see Note 11).

EITF Issue 03-1, “The Meaning of Other-than-temporary Impairment and Its Application to Certain Investments (EITF 03-1).”

On September 30, the FASB delayed the effective date for the measurement and recognition guidance included in paragraphs 10 through 20 of EITF Issue 03-1. The adoption of EITF 03-1 did not have a material impact on the financial condition or results of operations.

Qualitative and quantitative disclosures about market risks

As a provider of reinsurance solutions, effective risk management is fundamental to our ability to protect both the interests of our clients and shareholders. We have consequently established risk and investment management processes and procedures to actively manage our exposure to qualitative and quantitative market risks. Our risk and investment management procedures focus on ensuring that all of our operating units consistently follow suitable, structured and controlled processes and procedures, with specific guidelines and limits tailored to the characteristics of each business.

We consider our market risk to consist primarily of our exposure to adverse market value changes in our assets, across both short- and long-term periods. Our market risk includes multiple sources of market price fluctuations, including interest rate risks, credit risks, prepayment risks, liquidity risks, sector risks and other risks. Short-term market risks relate primarily to our exposure to adverse market value changes in our assets and the potential inability to realize asset values on a timely basis.

We principally manage our long-term market risks through a procedure we refer to as asset/liability management, or ALM, through which we seek to understand and manage the dynamic interactions between our assets and liabilities. We utilize and continually develop firm-wide ALM processes and models to manage our aggregate financial risks and the correlation between financial risks and underwriting risks. The primary goal of our ALM procedures is to match, in terms of timing and currency, anticipated claims payments to our cedents with investment income and repayments generated by our investment assets and to improve our understanding of the correlation between financial risks and underwriting risks. Because fixed income securities generally provide more stable investment income than equity securities, the preponderance of our investments are in fixed income instruments. Although our ALM techniques are based on theoretical and empirical models and can lead to incorrect assumptions, we believe that the careful use of these ALM techniques leads to a better understanding of the risks inherent in our assets and liabilities and is therefore an important element of our risk and investment management process. Our principal ALM techniques include cash flow analysis, scenario testing and stochastic modeling.

Management’s discussion and analysis
of financial condition and results of operations (continued)

To help manage our aggregate exposure to concentration and credit risks, we analyze and review the concentration of our risk by entity, risk category (asset, underwriting, retrocession), industry and credit rating on a periodic basis.

Sensitivity analyses for invested assets

Approximately 85.5% of our investment securities are classified for accounting purposes as available-for-sale. These securities are carried at their fair market value as of the balance sheet date with movements in fair value recorded in shareholders’ equity. In contrast to these assets, certain liability reserves, particularly non-life reinsurance reserves, are not shown at fair market values as of the balance sheet date. Therefore, US GAAP accounting practices typically result in more volatile assets than liabilities. This, in turn, may lead us to report more volatile shareholders’ equity on our balance sheet than we believe may economically be the case.

The following risk analyses do not take into account that there are strategies in place to minimize the exposures to market fluctuations. These strategies include, among others, changes in asset allocation and the sale of investments. These analyses assume that the change in value of assets is temporary and that the liability reserves would not change.

We have based our computations of prospective effects of hypothetical interest rate changes on numerous assumptions. Because these computations are based on assumptions, they should not be relied on as indicative of future results.

Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from those projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities, including non-parallel shifts in the term structure of interest rates and changing individual issuer credit spreads.

Equity market risk

We hold approximately 5.2% (including our participation in PSP Swiss Property AG) of our invested assets in equity securities, which are subject to equity market risk. Our equity market risk is concentrated in the United States and Europe and is highly sensitive to general economic and stock market conditions. The estimated potential exposure of our consolidated net assets to a 10% decline in all stock markets as of December 31, 2004 would be an after-tax reduction in net assets of US$ 34.8 million, which represents approximately 2.0% of our total shareholders’ equity as of December 31, 2004.

Our strategic asset allocation combines a large percentage of investments in high-quality bonds with investments in equity securities. This allocation seeks to generate strong positive returns with acceptable risks over the long term, while protecting against excessive risks in periods of severe market distress.

During a severe stock market correction associated with a weak economy, recession or depression, losses in the fair market value of equity securities tend to be partially offset by gains on high-quality bonds arising from falling interest rates. We seek to match our investments with our underlying liabilities in the countries and territories in which we operate. Consequently, we strive to keep our equity portfolio diversified so as to provide a broad exposure across major sectors of individual stock markets. We restrict our maximum investment in any one equity security or equity sector by reference to local benchmarks and insurance regulations.

Interest rate risk

Our investments are subject to interest rate risks. Our interest rate risk is concentrated in the United States and Europe and is highly sensitive to many factors, including governmental monetary policies, and domestic and international economic and political conditions. The estimated potential exposure of our consolidated net assets to a one percentage point increase of the yield curve would be an after-tax reduction in net assets of US$ 121.7 million, which represents approximately 7.1% of our total shareholders’ equity as of December 31, 2004. This reduction would be offset by higher investment income earned on newly invested funds.

To protect our balance sheet from a possible rise of the yield curves, we stabilized the modified duration of our bond portfolio, excluding held-to-maturity securities, at 3.4. Additionally, we expanded our portfolio of held-to-maturity government bonds totaling US$ 850.4 million (15.0% of our fixed maturities portfolio, excluding the Funds Withheld Asset). The duration of the held-to-maturity portfolio is 4.3.

As of December 31, 2004, all of our debt outstanding was at fixed interest rates. Thus, an increase in interest rates would currently have no effect on our annual interest expense or reported shareholders’ equity, as we account for debt at amortized cost, not fair value.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Foreign exchange risk

Our general practice is to invest in assets that match the currency in which we expect related liabilities to be paid. We tend thus to invest our assets with the same currency allocation as our technical liabilities. This results in the same currency split for the assets backing our shareholders’ equity. This practice enables sound currency asset/liability management, but implies a translation risk of currency rate changes against the US dollar that may result in adverse effects on our reported shareholders’ equity when expressed in US dollars.

Shareholders’ equity held in local insurance units is primarily kept in local currencies to the extent that shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. This facilitates our efforts to ensure that capital held in local insurance units will be able to support the local insurance business irrespective of currency movements. In line with our functional currency concept, the differences resulting from the currency rate changes are recorded in shareholders’ equity as cumulative currency translation adjustments.

The table below shows the approximate effect on shareholders’ equity of instantaneous adverse movements in currency exchange rates of 10% on our major currency exposures at December 31, 2004 against the US dollar.

	Adverse exchange	Approximate decline
	rate movement	in shareholders’
	against the US dollar [1]	equity

Euro	10%	$66.7 million

Swiss franc	10%	$46.9 million

UK pound	10%	$9.6 million

1	A weakening of the respective currency against the US dollar

As of December 31, 2004 and 2003, we had unrealized cumulative translation gains of US$ 187.7 million and US$ 116.1 million, respectively.

Our reported premiums, losses and expenses are also affected by exchange rate fluctuations. Business written in currencies other than the US dollar is translated at average exchange rates for the period, and therefore exchange rate movements from period to period can have a significant effect on our US dollar reported premiums, losses and expenses.

The table below shows the percentage of key income statement and balance sheet items, denominated by our main currencies as of and for the year ended December 31, 2004:

	US		UK	Swiss	Japanese
	dollar	Euro	pound	franc	yen	Other	Total

Income statement

Net premiums written	43%	25%	17%	1%	2%	12%	100%

Net investment income	57%	19%	20%	1%	–	3%	100%

Losses, loss adjustment expenses and life benefits	58%	20%	13%	2%	–	7%	100%

Underwriting acquisition costs	46%	26%	12%	1%	3%	12%	100%

Other operating and administration expenses	33%	17%	4%	44%	–	2%	100%

Interest expense	100%	–	–	–	–	–	100%

Balance sheet
Total invested assets	56%	17%	18%	2%	–	7%	100%

Reinsurance assets	79%	10%	10%	–	–	1%	100%

Losses and loss adjustment expenses, gross	57%	19%	19%	–	–	5%	100%

Unearned premiums, gross	53%	15%	24%	–	1%	7%	100%

Future life benefits, gross	42%	54%	1%	1%	–	2%	100%

Debt	100%	–	–	–	–	–	100%

Management’s discussion and analysis
of financial condition and results of operations (continued)

Cautionary note regarding forward-looking statements

This “Management’s discussion and analysis of financial condition and results of operations” contains certain forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements.

In particular, statements using words such as “expect”, “anticipate”,“intend”, “believe” or words of similar import generally involve forward-looking statements. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements should not be considered a representation by us that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in any forward-looking statements, including the following:

•	The impact of the recent ratings changes and a further lowering or loss of one of our financial strength ratings;

•	Uncertainties of assumptions used in our reserving process;

•	Risks associated with implementing our business strategies and our capital improvement measures and our plans to run-off our North American business;

•	Cyclicality of the reinsurance industry;

•	The occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates;

•	Acts of terrorism and acts of war;

•	Changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio;

•	Actions of competitors, including industry consolidation and development of competing financial products;

•	A decrease in the level of demand for our reinsurance or increased competition in our industries or markets;

•	A loss of our key employees or executive officers;

•	Political risks in the countries in which we operate or in which we reinsure risks;

•	The passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized;

•	Changes in our investment results due to the changed composition of our invested assets or changes in our investment policy;

•	Failure of our retrocessional reinsurers to honor their obligations;

•	Failure to prevail in any current or future arbitration or litigation; and

•	Extraordinary events affecting our clients, such as bankruptcies and liquidations.

The factors listed above should not be construed as exhaustive. We cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements. Except as otherwise required by law, we undertake no obligation to publicly release any future revisions we may make to forward-looking statements to reflect subsequent events or circumstances or to reflect the occurrence of unanticipated events.

The company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will, however, provide investors with a perspective on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

Converium Holding AG and Subsidiaries
Report of the independent Group auditors

To the General Meeting of Shareholders of Converium Holding AG, Zug

We have audited the accompanying consolidated balance sheets of Converium Holding AG as of December 31, 2004 and 2003 and the related consolidated statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2004, included on pages 56 through 105 all expressed in United States dollars.

The consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the Swiss legal requirements concerning professional qualifications and independence.

Our audits were conducted in accordance with auditing standards promulgated by the Swiss profession and with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Converium Holding AG at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers Ltd

A. Hill	M. Frei

Zurich, March 4, 2005

Converium Holding AG and Subsidiaries
Consolidated statements of (loss) income

(US$ million, except per share information)
Year ended December 31	Notes	2004	2003	2002

Revenues
Gross premiums written		3,840.9	4,223.9	3,535.8

Less ceded premiums written		–287.9	–396.9	–213.6

Net premiums written	11	3,553.0	3,827.0	3,322.2

Net change in unearned premiums		132.1	–150.5	–156.7

Net premiums earned	11	3,685.1	3,676.5	3,165.5

Net investment income	7	311.6	233.0	251.8

Net realized capital gains (losses)	7	46.5	18.4	–10.3

Other (loss) income		–2.6	2.7	–1.2

Total revenues		4,040.6	3,930.6	3,405.8

Benefits, losses and expenses
Losses, loss adjustment expenses and life benefits	9,11	–3,263.1	–2,674.2	–2,492.0

Underwriting acquisition costs	11	–842.5	–803.2	–666.7

Other operating and administration expenses		–217.9	–197.8	–173.3

Interest expense	12	–33.1	–31.0	–16.4

Impairment of goodwill	8	–94.0	–	–

Amortization of intangible assets	8	–9.9	–	–

Restructuring costs	4	–2.7	–	–

Total benefits, losses and expenses		–4,463.2	–3,706.2	–3,348.4

(Loss) income before taxes		–422.6	224.4	57.4

Income tax (expense) benefit	13	–338.2	–39.3	49.4

Net (loss) income		–760.8	185.1	106.8

Basic (loss) earnings per share	24	–12.00	2.33	1.34

Diluted (loss) earnings per share	24	–12.00	2.32	1.33

The notes to the consolidated financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Consolidated balance sheets

(US$ million, except share information)
Year ended December 31	Notes	2004	2003

Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	7	850.4	500.4

Available-for-sale securities:
Fixed maturities	7	4,834.8	4,428.2

Equity securities	7	408.5	840.2

Other investments	7	272.3	173.5

Short-term investments		133.3	55.8

Total investments		6,499.3	5,998.1

Funds Withheld Asset	7	1,305.1	1,530.6

Total invested assets		7,804.4	7,528.7

Other assets
Cash and cash equivalents		664.9	280.8

Premiums receivable:
Current		318.5	182.8

Accrued		1,859.5	1,825.5

Reinsurance assets:
Underwriting reserves	11	1,337.8	1,718.6

Insurance balances receivable, net		233.5	224.0

Funds held by reinsureds		1,721.3	1,374.0

Deferred policy acquisition costs		484.7	380.1

Deferred income taxes	13	78.3	345.1

Other assets	8	439.7	495.0

Total assets		14,942.6	14,354.6

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	9	8,776.9	7,842.8

Unearned premiums, gross	11	1,312.3	1,467.4

Future life benefits, gross	11	545.8	483.5

Other reinsurance liabilities		1,375.3	1,087.3

Funds held under reinsurance contracts		379.3	529.8

Deferred income taxes	13	157.2	158.3

Accrued expenses and other liabilities		284.7	311.6

Debt	12	390.9	390.6

Total liabilities		13,222.4	12,271.3

Equity
Common stock CHF 5 nominal value, 146,689,462 shares issued, (146,272,886 shares outstanding), respectively, CHF 10 nominal value, 40,006,217 shares issued, (39,775,620 shares outstanding)	16	554.9	253.0

Additional paid-in capital		1,430.6	1,326.7

Treasury stock, (416,576 and 230,597 shares, respectively)		–7.7	–10.0

Unearned stock compensation	15	–7.5	–6.1

Accumulated other comprehensive income:
Net unrealized gains on investments, net of taxes	7	116.7	145.3

Cumulative translation adjustments		187.4	116.1

Total accumulated other comprehensive income		304.1	261.4

Retained (deficit) earnings		–554.2	258.3

Total equity		1,720.2	2,083.3

Total liabilities and equity		14,942.6	14,354.6

The notes to the consolidated financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Consolidated statements of cash flows

(US$ million)
Year ended December 31	2004	2003	2002

Cash flows from operating activities
Net (loss) income	–760.8	185.1	106.8

Adjustments for
Net realized capital (gains) losses on investments	–46.5	–18.4	10.3

Amortization of premium/discount	59.1	43.9	20.6

Depreciation and amortization	34.2	30.5	38.2

Impairment of goodwill and deferred tax asset	383.7	–	–

Total adjustments	430.5	56.0	69.1

Changes in operational assets and liabilities
Deferred policy acquisition costs	–82.0	–90.5	–47.0

Reinsurance assets	443.2	13.6	331.1

Funds held by reinsureds	–237.4	–307.8	–311.2

Funds Withheld Asset	283.8	230.6	100.0

Premiums receivable	–98.3	–162.2	–565.1

Unearned premiums, gross	–212.2	204.2	139.0

Losses and loss adjustment expenses, gross	622.1	603.7	744.5

Future life benefits, gross	40.7	85.0	119.7

Funds held under reinsurance contracts	–177.4	72.7	–38.2

Other reinsurance liabilities	227.1	329.0	280.2

Income taxes, net	29.1	40.3	–32.8

Net changes in all other operational assets and liabilities	–283.9	5.6	–25.7

Total changes in operational assets and liabilities	554.8	1,024.2	694.5

Cash provided by operating activities	224.5	1,265.3	870.4

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	–228.2	–192.4	–

Proceeds from sales and maturities of fixed maturities available-for-sale	4,116.0	3,813.4	4,573.3

Purchases of fixed maturities available-for-sale	–4,420.2	–5,054.0	–5,375.3

Cash flows from investing activities (fixed maturities)	–532.4	–1,433.0	–802.0

Proceeds from sales of equity securities	983.1	94.3	599.2

Purchases of equity securities	–541.3	–244.2	–651.1

Cash flows from investing activities (equity securities)	441.8	–149.9	–51.9

Net (increase) decrease in short-term investments	–71.2	277.1	–228.5

Proceeds from sales of other assets	82.3	47.4	33.0

Purchases of other assets	–115.8	–69.4	–43.9

Cash flows from investing activities (other)	–104.7	255.1	–239.4

Net cash used in investing activities	–195.3	–1,327.8	–1,093.3

Cash flows from financing activities
Issuance of guaranteed subordinated notes	–	–	193.7

Net purchases of common shares	–6.0	–17.3	–14.7

Dividends to shareholders	–47.8	–29.9	–

Proceeds from Rights Offering	428.4	–	–

Rights Offering issuance costs	–25.1	–	–

Net cash provided by (used in) financing activities	349.5	–47.2	179.0

Effect of exchange rate changes on cash and cash equivalents	5.4	29.0	–15.1

Change in cash and cash equivalents	384.1	–80.7	–59.0

Cash and cash equivalents as of January 1	280.8	361.5	420.5

Cash and cash equivalents as of December 31	664.9	280.8	361.5

The notes to the consolidated financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Consolidated statements of changes in equity

(US$ million)

					Accumulated
		Additional		Unearned	other	Retained
	Common	paid-in	Treasury	stock	comprehensive	earnings	Total
	stock	capital	stock	compensation	income	(deficit)	equity

Balance, December 31, 2001	253.0	1,336.5	–	–27.1	8.4	–	1,570.8

Net income	–	–	–	–	–	106.8	106.8

Change in net unrealized gains (losses) on investments, net of taxes	–	–	–	–	–83.6	–	–83.6

Translation adjustments	–	–	–	–	135.8	–	135.8

Total comprehensive income							159.0

Purchases of common shares	–	–	–14.7	–	–	–	–14.7

Releases of common shares from treasury	–	–12.9	11.4	–	–	–	–1.5

Net amortization of stock compensation	–	7.3	–	17.1	–	–	24.4

Balance, December 31, 2002	253.0	1,330.9	–3.3	–10.0	60.6	106.8	1,738.0

Net income	–	–	–	–	–	185.1	185.1

Change in net unrealized gains (losses) on investments, net of taxes	–	–	–	–	198.6	–	198.6

Translation adjustments	–	–	–	–	2.2	–	2.2

Total comprehensive income							385.9

Dividends to shareholders	–	–	–	–	–	–29.9	–29.9

Transfer to general legal reserve	–	3.7	–	–	–	–3.7	–

Purchases of common shares	–	–	–17.3	–	–	–	–17.3

Releases of common shares from treasury	–	–14.0	10.6	–	–	–	–3.4

Net amortization of stock compensation	–	6.1	–	3.9	–	–	10.0

Balance, December 31, 2003	253.0	1,326.7	–10.0	–6.1	261.4	258.3	2,083.3

Net loss	–	–	–	–	–	–760.8	–760.8

Change in net unrealized gains (losses) on investments, net of taxes	–	–	–	–	–28.6	–	–28.6

Translation adjustments	–	–	–	–	71.3	–	71.3

Total comprehensive loss							–718.1

Dividends to shareholders	–	–	–	–	–	–47.8	–47.8

Transfer to general legal reserve	–	3.9	–	–	–	–3.9	–

Purchases of common shares	–	–	–6.0	–	–	–	–6.0

Releases of common shares from treasury	–	–8.2	8.3	–	–	–	0.1

Net amortization of stock compensation	–	11.0	–	–1.4	–	–	9.6

Increase in capital due to Rights Offering	428.4	–	–	–	–	–	428.4

Decrease of nominal value	–126.5	126.5	–	–	–	–	–

Rights Offering issuance costs	–	–29.3	–	–	–	–	–29.3

Balance, December 31, 2004	554.9	1,430.6	–7.7	–7.5	304.1	–554.2	1,720.2

The notes to the consolidated financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements

Schedule of segment data
(US$ million)

	Standard Property &
	Casualty Reinsurance			Specialty Lines
Year ended December 31	2004	2003	2002	2004	2003	2002

Gross premiums written	1,617.6	1,795.4	1,542.3	1,777.3	2,022.0	1,650.3

Less ceded premiums written	–162.6	–149.8	–90.1	–119.2	–210.1	–95.0

Net premiums written	1,455.0	1,645.6	1,452.2	1,658.1	1,811.9	1,555.3

Net change in unearned premiums	97.0	–15.7	–55.5	41.1	–148.3	–97.3

Net premiums earned	1,552.0	1,629.9	1,396.7	1,699.2	1,663.6	1,458.0

Total investment results	142.3	101.5	98.1	186.1	132.4	125.3

Revenues	1,694.3	1,731.4	1,494.8	1,885.3	1,796.0	1,583.3

Losses, loss adjustment expenses and life benefits	–1,246.1	–1,113.6	–1,065.0	–1,689.6	–1,241.0	–1,166.9

Underwriting acquisition costs	–376.8	–363.1	–310.4	–367.9	–360.1	–292.3

Other operating and administration expenses	–83.9	–71.0	–63.6	–73.0	–79.7	–68.1

Benefits, losses and expenses	–1,706.8	–1,547.7	–1,439.0	–2,130.5	–1,680.8	–1,527.3

Segment (loss) income	–12.5	183.7	55.8	–245.2	115.2	56.0

Other (loss) income

Interest expense

Impairment of goodwill

Amortization of intangible assets

Restructuring costs

(Loss) income before taxes

Income tax (expense) benefit

Net (loss) income

At December 31

Reinsurance assets – underwriting reserves	435.9	553.2	622.8	861.9	989.9	926.5

Losses and loss adjustment expenses, gross	3,602.2	3,231.3	2,774.7	4,961.5	4,427.2	3,898.9

Future life benefits, gross	–	–	–	–	–	–

Ratios
Loss ratio (Losses divided by net premiums earned)	80.3%	68.3%	76.3%	99.4%	74.6%	80.0%

Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	24.3%	22.3%	22.2%	21.7%	21.6%	20.0%

Administration expense ratio (Other operating and administration expenses divided by net premiums written)	5.8%	4.3%	4.4%	4.4%	4.4%	4.4%

Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	110.4%	94.9%	102.9%	125.5%	100.6%	104.4%

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements

Total
Non-life consolidated						Life & Health Reinsurance						Corporate Center						Total consolidated
2004		2003		2002		2004		2003		2002		2004		2003		2002		2004		2003		2002

	3,394.9		3,817.4		3,192.6		446.0		406.5		343.2		–		–		–		3,840.9		4,223.9		3,535.8

	–281.8		–359.9		–185.1		–6.1		–37.0		–28.5		–		–		–		–287.9		–396.9		–213.6

	3,113.1		3,457.5		3,007.5		439.9		369.5		314.7		–		–		–		3,553.0		3,827.0		3,322.2

	138.1		–164.0		–152.8		–6.0		13.5		–3.9		–		–		–		132.1		–150.5		–156.7

	3,251.2		3,293.5		2,854.7		433.9		383.0		310.8		–		–		–		3,685.1		3,676.5		3,165.5

	328.4		233.9		223.4		29.7		17.5		18.1		–		–		–		358.1		251.4		241.5

	3,579.6		3,527.4		3,078.1		463.6		400.5		328.9		–		–		–		4,043.2		3,927.9		3,407.0

–	2,935.7	–	2,354.6	–	2,231.9	–	327.4	–	319.6	–	260.1		–		–		–	–	3,263.1	–	2,674.2	–	2,492.0

	–744.7		–723.2		–602.7		–97.8		–80.0		–64.0		–		–		–		–842.5		–803.2		–666.7

	–156.9		–150.7		–131.7		–23.0		–12.8		–11.3	–	38.0	–	34.3	–	30.3		–217.9		–197.8		–173.3

–	3,837.3	–	3,228.5	–	2,966.3	–	448.2	–	412.4	–	335.4	–	38.0	–	34.3	–	30.3	–	4,323.5	–	3,675.2	–	3,332.0

	–257.7		298.9		111.8		15.4		–11.9		–6.5	–	38.0	–	34.3	–	30.3		–280.3		252.7		75.0

																			–2.6		2.7		–1.2

																			–33.1		–31.0		–16.4

																			–94.0		–		–

																			–9.9		–		–

																			–2.7		–		–

																			–422.6		224.4		57.4

																			–338.2		–39.3		49.4

																			–760.8		185.1		106.8

	1,297.8		1,543.1		1,549.3		40.0		175.5		78.4		–		–		–		1,337.8		1,718.6		1,627.7

	8,563.7		7,658.5		6,673.6		213.2		184.3		147.7		–		–		–		8,776.9		7,842.8		6,821.3

	–		–		–		545.8		483.5		371.7		–		–		–		545.8		483.5		371.7

	90.3%		71.5%		78.2%

	22.9%		22.0%		21.1%		22.5%		20.9%		20.6%

	5.0%		4.4%		4.4%		5.2%		3.5%		3.6%

	118.2%		97.9%		103.7%

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

1. Organization and nature of operations

Converium Holding AG and subsidiaries (“Converium”) is an international reinsurer whose business operations are recognized for innovation, professionalism and service. We believe we are accepted as a professional reinsurer for all major lines of non-life and life reinsurance in Europe, Asia-Pacific and Latin America. We actively seek to create innovative and efficient reinsurance solutions to complement our target clients’ business plans and needs. We focus on core underwriting skills and on developing close client relationships while honoring our and our clients’ relationships with intermediaries.

Converium offers a broad range of traditional non-life and life reinsurance products as well as “non-traditional” solutions to help its target clients efficiently manage capital and risks. In non-life reinsurance, its lines of business are General Third Party Liability, Motor, Personal Accident (assumed from non-life insurers), Property, Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability and Workers’ Compensation. In Life & Health Reinsurance, its lines of business are Life and Disability reinsurance, including quota share, surplus coverage and financing contracts, and Accident and Health.

Converium was formed through the restructuring and integration of substantially all of the third-party assumed reinsurance business of Zurich Financial Services through a series of transactions (the “Transactions”). On December 1, 2001, Converium entered into a Master Agreement with Zurich Financial Services (the “Master Agreement”), which set forth the terms of the separation from Zurich Financial Services. In December 2001, Zurich Financial Services sold 87.5% of its interest in Converium through an initial public offering (the “IPO”), which date represented the legal separation (the “Separation Date”) from Zurich Financial Services. Zurich Financial Services’ remaining 12.5% interest in Converium was sold in January 2002.

Subsequent to the Initial Public Offering, Converium has operated as an independent company. However, under the Master Agreement, Converium has several ongoing business relationships with Zurich Financial Services. These include the Quota Share Retrocession Agreement, the Catastrophe Agreement, aggregate excess of loss reinsurance coverage for losses from the Unicover Pool and September 11th terrorist attacks, as well as certain operating relationships (see Notes 11 and 17).

Due to the reserving actions and subsequent lowering of Converium’s ratings during 2004, it placed its US reinsurance operations into run-off, which resulted in the discontinuation of writing reinsurance from offices located in North America. Converium, however, offers reinsurance for attractive US-originated business to a limited number of select accounts. This business will be underwritten and managed through Converium AG, Zurich. Converium Reinsurance (North America) Inc. (“CRNA”) was placed into orderly run-off and Converium is seeking to commute CRNA’s liabilities wherever appropriate.

2. Summary of significant accounting policies

Converium’s financial statements have been prepared on the basis of accounting principles generally accepted in the United States (“US GAAP”) and comply with Swiss law.

(a) Basis of preparation

Converium’s financial statements present the financial condition as of December 31, 2004 and 2003 and the related statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2004.

The financial statements include all companies which Converium, directly or indirectly controls (more than 50% of voting rights). Special purpose entities, irrespective of their legal structure, are consolidated in instances where Converium has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Investments in associated companies (investments of between 20% and 50% in a company’s voting rights) and joint ventures are accounted for by using the equity method with Converium recording its share of the associated company’s net income and equity.

(b) Foreign currency translation and transactions

Foreign currency translation: In view of the international nature of Converium’s business and the fact that more of its business is transacted in US dollars than in any other currency, the financial statements are reported in US dollars. Other functional currencies include the Swiss franc, the UK pound, the Euro and the Japanese yen. Assets and liabilities of all of Converium’s branches and subsidiaries expressed in currencies other than US dollars are translated at the end of period exchange rates, whereas statements of income and cash flows are translated at average exchange rates for the period. Translation differences on functional currencies are recorded directly in equity as cumulative translation adjustments, net of any related deferred taxes, if applicable.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Foreign currency transactions: Outstanding balances in foreign currencies arising from foreign currency transactions other than the functional currencies are translated at end of period exchange rates. Revenues and expenses are translated using the exchange rate at the date of the transaction or a weighted average rate. The resulting exchange differences are recorded in the statements of income.

(c) Non-life reinsurance

Premiums: Premiums from short-duration insurance and reinsurance contracts are recorded as written and are earned primarily on a pro rata basis over the term of the related insurance or reinsurance coverage. However, for those contracts for which the period of risk differs significantly from the contract period, premiums are earned over the period of risk in proportion to the amount of insurance or reinsurance protection provided. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of coverage. Such reserves are computed by pro rata methods based on statistical data or reports received from ceding companies.

In a typical reporting period, we generally earn a portion of the premiums written during that period together with premiums that were written during earlier periods. Likewise, some part of our premiums written will not be earned until future periods. We allocate premiums written but not yet earned to an unearned premium reserve, which represents a liability on our balance sheet. As time passes, the unearned premium reserve is gradually reduced and the corresponding amount is released through the income statement as premiums earned. Premiums are typically earned on a pro rata basis over the period that the coverage is in effect. Our premium earned and written estimates are regularly reviewed and enhanced as information is reported to us by our clients and we are able to refine our estimates and assumptions. Our estimation procedures are also affected by the timeliness and comprehensiveness of the information our clients provide to us. During the course of 2004 Converium implemented enhanced procedures for establishing written premium estimates. The new process derives the accrued written and earned premium from our ultimate premium estimates for a period of two years after the expiration of the underlying direct policy. Following this, the cedent’s actual reported premiums are used.

Reinsurance contracts are assessed to determine if underwriting risk, defined as the reasonable possibility of a significant variation in the amount of payments and the reasonable possibility that the reinsurer will realize a significant loss, and timing risk, defined as the reasonable possibility of a significant variation in the timing of cash flows, is transferred by the ceding company. Those contracts that do not transfer both risks, referred to in total as insurance risk, are accounted for using the deposit method. A deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding or assuming company. Deposits for contracts that transfer only significant underwriting risk are subsequently measured based on the unexpired portion of coverage until a loss is incurred, after which the present value of expected future cash flows under the contract is also accrued. Changes in the deposit amount are recorded in the statement of income as a loss or loss adjustment expense. Deposits for contracts that transfer only timing risk, or deposits for contracts that transfer neither significant timing nor underwriting risk, are accounted for using the interest method. Future cash flows are estimated to calculate the effective yield, and revenue and expense are recorded as interest income or expense. The effect of contracts with indeterminate risk is not included in the determination of net income until sufficient information becomes available to reasonably estimate the impact.

Converium recognizes a liability or an asset to the extent that there is an obligation to pay or receive cash or other consideration that would not have been required absent experience under the contract.

Deferred policy acquisition costs: Acquisition costs, principally representing commissions and brokerage expenses, premium taxes and other underwriting expenses, net of allowances from retrocessionaires, which vary with and are directly related to the production of new business, are deferred and amortized over the period in which the related written premiums are earned. Deferred policy acquisition costs are periodically reviewed to determine that they do not exceed recoverable amounts after considering future investment income.

Losses: Losses and loss adjustment expenses are charged to expenses as incurred. Unpaid losses and loss adjustment expenses represent the accumulation of estimates for ultimate losses based on reports and individual case estimates received from ceding companies. An amount is included for losses and loss adjustment expenses incurred but not reported (the “IBNR”) on the basis of past experience of Converium and its ceding companies. Converium does not discount its loss reserves, other than for settled claims with fixed payment terms.

The methods of determining such loss and loss adjustment expense estimates and establishing the resulting reserves are continually reviewed and updated and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Resulting adjustments are reflected as current expense in the period in which they become known. Since the reserves are based on estimates, the ultimate settlement may vary from the amount provided.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

(d) Life reinsurance

Recognition of reinsurance revenue and related expenses: Premiums from short-duration life reinsurance contracts are recognized as revenue over the remaining contract period in proportion to the amount of reinsurance protection provided. Premiums from long-duration life reinsurance contracts are recognized as revenue in a manner consistent with the underlying reinsured contracts. Benefits and commissions are provided against such revenue to recognize profits over the estimated life of the reinsurance contract.

Deferred policy acquisition costs: Acquisition and commission costs incurred in acquiring new business are deferred. Deferred policy acquisition costs are amortized over the expected life of the contracts as a constant percentage of expected premiums. Expected premiums are estimated at the effective date of the contract and are consistently applied throughout the life of the contract unless a premium deficiency occurs. Deferred policy acquisition costs are subject to recoverability testing at the time of contract issue and at the end of each accounting period.

Future life benefits reserves and contract deposits: Liabilities for future life benefit reserves and contract deposits are estimated on bases consistent with those used for the original policies issued and with the terms of the reinsurance contracts.

(e) Retrocessions

Converium cedes reinsurance to retrocessionaires in the normal course of business. The cost of short-duration retrocessional contracts is amortized over the remaining contract period in proportion to the amount of reinsurance protection provided consistent with the underlying assumed contracts. The cost of long-duration retrocessional contracts is amortized over the estimated remaining life of the underlying assumed contracts. The difference, if any, between the amounts paid for the retro-cessional contract and the amount of the liability for contract benefits relating to the underlying reinsured contracts is part of the estimated cost to be amortized. Reinsurance is recorded gross in the balance sheet. Reinsurance assets include the balances due from retrocessionaires for paid and unpaid losses and loss adjustment expenses, ceded unearned premiums, and ceded future life benefits. Amounts recoverable from retrocessionaires are estimated in a manner consistent with the liabilities associated with the reinsured contract.

Converium establishes an allowance for potentially uncollectible recoverables from retrocessionaires. In addition, Converium immediately charges operations for any recoverable balances that are deemed to be uncollectible. Collateral and other offsets are considered in determining the allowance or expense.

(f) Invested assets

The majority of Converium’s fixed maturities and equity securities are classified as available-for-sale; these investments are carried at fair value. Fixed maturities for which Converium has the intent and ability to hold to maturity are classified as held-to-maturity. Held-to-maturity securities are carried at amortized cost, if purchased, or carrying value, if transferred from the available-for-sale category to the held-to-maturity category. The difference between the fair value and amortized cost at the date of transfer of such securities is amortized over the life of the respective securities. The carrying value of transferred securities is the fair value at the date of transfer less amortized net unrealized gains. Fixed maturities and equity securities, which Converium buys with the intention to resell in the near term, are classified as trading and are carried at fair value.

Unrealized gains or losses on investments carried at fair value, except those designated as trading, are recorded in other comprehensive income, net of deferred income taxes. Unrealized gains or losses on investments designated as trading are recognized in current period income.

When declines in values of securities below cost or amortized cost are considered to be other than temporary, an impairment charge is recorded as a realized capital loss in the statement of income for the difference between cost or amortized cost and estimated fair value. “Other than temporary declines” are declines in value of the security that (i) exceed 20% over a period of six months, that (ii) exceed 50% regardless of the period of decline or (iii) any declines in value of equity securities over a period of more than twelve months. The same policy applies to fixed maturities securities when the decline in value is attributable to the deteriorating credit-worthiness of the issuer. At management’s judgment, Converium impairs additional securities based on prevailing market conditions by considering various factors such as the financial condition of the issuer, the market value and the expected future cash flows of the security.

Realized gain or loss on disposals is based on the difference between the proceeds received and the cost or amortized cost of the investment using the specific identification method. The amortization of premium and accretion of discount on investments in fixed maturities is computed using the effective interest method and is recorded in current period income. Dividends on equity securities are recorded as revenue on the ex-dividend date, the date that the dividends become payable to the holders of record.

Real estate held for investment, which is included in the balance sheet under the caption, “Other investments”, is recorded at depreciated cost and is depreciated on a straight-line basis over 30 years. The gain or loss on disposal is based on the difference between the proceeds received and the carrying value of the investment.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Certain partnerships in which Converium has an interest are engaged exclusively in making investments in direct private equity, private equity funds and hedge funds. In the partnerships, these investments are carried at fair value as determined by the fund manager, with changes in fair value being recorded as other income or loss. Investments in hedge funds are recorded at fair value with changes in net asset value flowing through other comprehensive income as a separate component in shareholders’ equity.

Short-term and other investments are recorded at cost, which approximates fair value. Short-term investments are those with a maturity of greater than three months but less than one year from date of purchase.

The Funds Withheld Asset is carried at the principal balance plus accrued interest. See Notes 7 and 17 for further description.

(g) Derivative instruments

Derivative financial instruments include swaps, futures, forwards and option contracts, which all derive their value from underlying interest or foreign exchange rates, commodity values or equity prices. Derivatives are subject to various risks similar to those related to the underlying financial instruments, including market, credit and liquidity risk.

Derivative instruments are recognized on the balance sheet at fair value. The recognition of changes in the fair value of a derivative depends on its intended use. Derivatives and other financial instruments are used to hedge exposures or modify exposures to interest rate and foreign currency risks. Changes in the fair value of derivatives used in hedging activities are, depending on the nature of the hedge, either recognized in earnings together with the change in fair value of the hedged item attributable to the risk being hedged, or recognized in other comprehensive income until the hedged item affects earnings. For all hedging activities, the ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. Derivatives not used in hedging activities are adjusted to fair value through earnings.

Embedded derivatives in insurance contracts and investment contracts are separated from their host contracts and accounted for as derivative instruments under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

Converium utilizes foreign exchange swaps as part of its overall currency risk management. The objective is to manage the liquidity situation of Converium’s entities in various currencies. There were no foreign exchange swaps outstanding at December 31, 2004 or 2003.

(h) Obligation to repurchase securities

Sales of securities under agreements to repurchase are accounted for as collateralized transactions and are recorded at their contracted repurchase amount plus accrued interest. Converium minimizes the credit risk that counterparties to transactions might be unable to fulfill their contractual obligations by monitoring customer credit exposure and collateral value and generally requiring additional collateral to be deposited with Converium when deemed necessary.

(i) Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less.

(j) Fixed assets

Fixed assets, which are included in the balance sheet under the caption “Other assets”, are carried at cost less accumulated depreciation and any necessary write-downs for impairment. The costs of fixed assets are depreciated principally on a straight-line basis over the following estimated useful economic lives: furniture and fixtures five to ten years; computer equipment and software three to five years. Maintenance and repair costs are charged to income as incurred; costs incurred for major improvements are capitalized and depreciated. Gains and losses on disposal of fixed assets are based upon their carrying amount.

(k) Goodwill and intangible assets

SFAS No. 142, “Goodwill and Other Intangible Assets, “prohibits the amortization of goodwill and intangible assets that have indefinite useful lives, and requires impairment testing of goodwill annually or if any event occurs which would indicate an impairment of goodwill.

SFAS No. 142 requires that goodwill be tested for impairment using a two-step process. The first step is to identify a potential impairment. The second step of the goodwill impairment test measures the amount of the impairment loss, if any, and must be completed by the end of the fiscal year. Intangible assets deemed to have an indefinite life are tested for impairment using a one-step process, which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year.

Upon application of SFAS No. 142, Converium ceased amortizing goodwill on January 1, 2002.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

(l) Recognition and measurement of long-lived assets

Converium periodically reviews its long-lived assets to determine potential impairment. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized. The recoverable amount is measured using the sum of the asset’s undiscounted estimated future cash flows expected to arise from the use of the asset and from its disposal at the end of its useful life. The impairment loss is measured as the difference between the carrying amount of the asset and its fair value. Fair value is defined as the market price less cost of disposal. If the market price is not available, fair value is estimated based on the present value of future cash flows.

(m) Income taxes

Taxes on income are accrued in the same periods as the revenues and expenses to which they relate. Deferred income taxes are provided for all temporary differences, which are based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted local income tax rates and laws, and for loss carryforwards. A valuation allowance is recorded to reduce a deferred tax asset to that amount that is expected to be realized.

(n) Employee benefits

Converium provides employee retirement benefits under principally two types of arrangements: defined benefit plans providing specified benefits and defined contribution plans. The assets of these plans are principally held separately from Converium’s general assets in trustee-administered funds.

Defined benefit plan obligations and contributions are determined periodically by qualified actuaries using the projected unit credit method. Converium’s expense related to defined benefit plans is accrued over the employees’ service periods based upon the actuarially determined cost for the period. Actuarial gains and losses are normally spread over the average remaining service lives of employees. Contributions to defined contribution pension plans are charged to income as they become due.

Converium recognizes the expense related to incentive plans over the relevant performance period. With regard to share-based compensation, Converium uses the fair-value-based method of accounting. Expense recorded for share-based compensation takes into account the exercise price as of the grant date in determining the fair value of the shares or options to be awarded.

(o) Restructuring costs

Restructuring costs relating to employee service termination are measured initially at the communication date based on the fair value of the liability as of the termination date. Converium recognizes the liability ratably over the future service period of employees. Restructuring costs associated with changing the provisions of an existing lease are recognized and measured at fair value in the period in which the liability occurs.

(p) New accounting pronouncements

The following new standards have been or will be required to be adopted by Converium in the future:

SFAS 123 (revised 2004), “Share-Based Payment”

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”. This Statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. For public entities, this Statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. As Converium has already adopted the standards of SFAS No.123, this statement is not expected to have a material impact on the financial condition or results of operations.

SFAS 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88, and 106”

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postre-tirement Benefits – an amendment of FASB Statements No. 87, 88 and 106”. This Statement retains the disclosures required by SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88, and 106”, which standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable and requires additional information on changes in the benefit obligations and fair values of plan assets. Additional disclosures have been added in response to concerns expressed by users of financial statements; those disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. This statement is effective for financial statements with fiscal years ending after December 15, 2003, with interim-period disclosures effective for interim periods beginning after December 15, 2003. This statement has been adopted for all of Converium’s plans. See Note 14 for additional information.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

In December 2003, the Medicare Prescription Drug, Improvements and Modernization Act of 2003 (The Medicare Act) was approved in the United States. The Medicare Act expands prescription drug coverage under Medicare. As CRNA’s retiree medical coverage is very limited, the Medicare Act did not have a material impact on the financial condition or results of operations.

FASB Interpretation 46, “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51”

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51” (“FIN 46”), which requires an enterprise to assess whether consolidation of an entity is appropriate based upon its interests in a variable interest entity (the “VIE”). A VIE is an entity in which the equity investors do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The initial determination of whether an entity is a VIE shall be made on the date at which an enterprise becomes involved with the entity. An enterprise shall consolidate a VIE if it has a variable interest that will absorb a majority of the VIE’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. FIN 46 was effective immediately for new VIEs established or purchased subsequent to January 31, 2003. The adoption of FIN 46 did not have a material impact on Converium’s consolidated financial condition or results of operations, as there were no VIEs identified which required consolidation.

In December 2003, the FASB issued a revised version of FIN 46 (“FIN 46(R)”), which incorporates a number of modifications and changes made to the original version. FIN 46(R) replaces the previously issued FIN 46 and, subject to certain special provisions, is effective no later than the end of the first reporting period that ends after December 15, 2003 for entities considered to be special-purpose entities and no later than the end of the first reporting period that ends after March 15, 2004 for all other VIEs. Early adoption is permitted. Converium adopted FIN 46(R) at December 31, 2003. The adoption of FIN 46(R) did not result in the consolidation of any VIEs.

Converium has performed an evaluation of the catastrophic protection counter-party agreement with Helix 04 Limited, issued in the second quarter of 2004, to establish whether Converium is the primary beneficiary of the VIE which issued the securities. Management has concluded that Converium is not the primary beneficiary of the VIE (see Note 11).

EITF Issue 03-1, “The Meaning of Other-than-temporary Impairment and Its Application to Certain Investments (EITF 03-1).”

On September 30, the FASB delayed the effective date for the measurement and recognition guidance included in paragraphs 10 through 20 of EITF Issue 03-1. The adoption of EITF 03-1 did not have a material impact on the financial condition or results of operations.

(q) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Therefore, actual results could differ from those estimates.

3. Run-off of North American operations

Converium has ceased the writing of substantially all business generated by Converium Reinsurance (North America), Inc. (“CRNA”) in North America and has decided to take the following additional steps with respect to its North American business:

•	CRNA has been placed into run-off and will seek to commute its liabilities wherever appropriate. In addition, CRNA has hired an experienced run-off professional as its new President and CEO and has restructured its senior level staffing to function as an entity in run-off;
•	Converium implemented a fronting arrangement to enable it to continue to participate in the Global Aerospace Underwriting Managers Limited (“GAUM”) pool;
•	Converium Insurance (North America) Inc. (“CINA”) is now a limited writer, offering continuing coverage for only two discrete primary programs, one of which is mandated by state law. The plan is for CINA to maintain this status until such time as it becomes a wider accepted carrier for its clients; and
•	Converium will offer reinsurance for US-origin business to select US-based clients. This business will be underwritten and managed through Converium AG, Zurich.

The recent ratings downgrades, as well as Converium’s decision to place CRNA into run-off, have triggered “special funding” clauses in CRNA’s and CINA’s reinsurance and insurance contracts. These clauses require CRNA and CINA to provide collateral for their payment obligations under those contracts. In addition, state insurance regulators may request that CRNA and CINA make special deposits in their states or provide collateral for contracts issued to residents of their states (see Note 22).

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

The following table shows the results for CRNA for the years ended December 31, 2004, 2003 and 2002:

(US$ million)	2004	2003	2002

Gross premiums written	572.9	1,401.2	1,206.9

Loss before income taxes	459.0	44.6	67.3

Net loss	714.6	64.5	36.8

4. Restructuring costs

In September 2004, as a result of the announced run-off of CRNA operations, Converium notified certain of its employees that their employment would be terminated between two to six months after such notification. For the year ended December 31, 2004, US$ 2.7 million has been expensed primarily due to the costs associated with these severance plans. CRNA is currently evaluating certain of its office leases, and a plan for reduced office space is expected to be approved in 2005 resulting in additional restructuring costs (see Note 26). Additionally, Converium is currently evaluating the cost base of its non-US operations, and a plan for cost reductions is expected to be approved in early 2005 resulting in additional restructuring costs. Converium did not incur any restructuring cost during 2003 or 2002.

5. Foreign currency translation and transactions

Table 5.1 summarizes the principal exchange rates, which have been used for translation purposes (US dollar per foreign currency unit). Net realized (losses) gains on foreign currency transactions were US$ (5.8) million, US$ (1.8) million and US$ 1.4 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Table 5.1			Statements of (loss)
	Balance sheets		income and cash flows
Exchange rates against US$	2004	2003	2004	2003	2002

UK pound	1.9199	1.7804	1.8324	1.6349	1.5031

Euro	1.3593	1.2531	1.2439	1.1317	0.9453

100 Japanese yen	0.9759	0.9352	0.9254	0.8637	0.7998

Swiss franc	0.8794	0.8033	0.8059	0.7441	0.6446

6. Segment information

The primary measure of segment information, as reflected in the Schedule of Segment Data, is segment (loss) income, defined as (loss) income before other (loss) income, interest expense, impairment of goodwill, amortization of intangible assets, restructuring costs and income taxes.

Converium’s segment structure centers on global lines of business. The three global business segments by which Converium sets strategy and measures results are Standard Property & Casualty Reinsurance, Specialty Lines, and Life & Health Reinsurance. The lines of business by segment are as follows:

Standard Property & Casualty Reinsurance: General Third Party Liability, Motor, Personal Accident (assumed from non-life insurers) and Property.

Specialty Lines: Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability, and Workers’ Compensation.

Life & Health Reinsurance: Life and Disability, and Accident and Health.

In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other global functions.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Converium accounts for inter-segment revenues and transfers as if the transactions were with third parties at current market prices.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Table 6.1 below shows net premiums written by line of business.

Table 6.1
Net premiums written by line of business

(US$ million) Year ended December 31	2004	2003	2002

Standard Property & Casualty Reinsurance:
General Third Party Liability	361.4	335.0	337.7

Motor	484.8	488.5	453.5

Personal Accident (assumed from non-life insurers)	27.1	35.1	35.0

Property	581.7	787.0	626.0

Total Standard Property & Casualty Reinsurance	1,455.0	1,645.6	1,452.2

Specialty Lines:
Agribusiness	126.9	90.0	22.0

Aviation & Space	404.5	341.8	365.3

Credit & Surety	171.1	236.0	200.1

Engineering	111.9	139.9	116.1

Marine & Energy	86.2	95.3	94.3

Professional Liability and other Special Liability	531.7	598.0	536.9

Workers’ Compensation	225.8	310.9	220.6

Total Specialty Lines	1,658.1	1,811.9	1,555.3

Total non-life reinsurance	3,113.1	3,457.5	3,007.5

Life & Health Reinsurance:
Life and Disability	243.4	162.1	154.7

Accident and Health	196.5	207.4	160.0

Total Life & Health Reinsurance	439.9	369.5	314.7

Total	3,553.0	3,827.0	3,322.2

Table 6.2 below shows gross premiums written by geographic area of ceding company. Gross premiums written reflect the markets where the business is originally produced.

Table 6.2
Gross premiums written by geographic area of ceding company

(US$ million) Year ended December 31	2004	2003	2002

United Kingdom*	1,005.9	1,083.0	910.4

Germany	389.6	286.9	176.1

France	158.2	160.5	106.9

Italy	162.2	131.2	84.0

Rest of Europe	379.9	338.8	224.0

Far East	238.5	266.4	191.9

Near and Middle East	124.3	134.3	124.3

North America	1,252.3	1,671.1	1,553.2

Latin America	130.0	151.7	165.0

Total	3,840.9	4,223.9	3,535.8

*	Premiums from the United Kingdom include business assumed through GAUM and Lloyd’s syndicates for such lines of business as aviation and space as well as marine, where the exposures are worldwide in nature. Therefore, geographic location of the ceding company may not necessarily be indicative of the location of risk.

In 2004, two reinsurance intermediaries produced approximately 12% and 9% of Converium’s gross premiums written. The revenues from these reinsurance intermediaries were produced across all of the segments. The same two reinsurance intermediaries produced approximately 12% and 11% in 2003, and 13% each in 2002, respectively, of Converium’s gross premiums written. No ceding company accounted for more than 10% of Converium’s revenues for any of the three years ended December 31, 2004.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

7. Invested assets and investment income

Table 7.1
Investment income
(US$ million)

Year ended December 31	2004	2003	2002

Investment income:
Fixed maturities	201.3	121.0	132.7

Equity securities	11.5	11.4	14.5

Short-term investments and cash and cash equivalents	8.0	7.5	12.9

Real estate	9.4	11.5	11.5

Other	19.6	7.0	11.0

Funds Withheld Asset	75.1	85.6	81.1

Total investment income	324.9	244.0	263.7

Investment expenses	–11.6	–8.0	–6.1

Real estate expenses	–1.7	–3.0	–5.8

Net investment income	311.6	233.0	251.8

The Funds Withheld Asset (see Note 17) was US$ 1,305.1 million and US$ 1,530.6 million as of December 31, 2004 and 2003, respectively. Net investment income on the Funds Withheld Asset is based on a weighted average interest rate similar to that of a bond portfolio.

Table 7.2
Net realized capital gains and losses
(US$ million)

Year ended December 31	2004	2003	2002

Fixed maturities:
Realized capital gains	23.9	46.1	145.9

Realized capital losses	–18.2	–11.3	–57.9

Equity securities:
Realized capital gains	61.2	9.1	37.5

Realized capital losses	–10.0	–1.7	–90.4

Write-down of impaired investments	–6.2	–27.4	–48.3

Other	–4.2	3.6	2.9

Net realized capital gains (losses)	46.5	18.4	–10.3

In 2004, Converium’s realized capital gains increased by US$ 28.1 million to US$ 46.5 million, primarily resulting from sales of equity securities to adjust its asset allocation to reduce investment portfolio risks.

In 2003, realized capital gains on sales of fixed income investments in order to reduce the duration of Converium’s bond portfolio were mostly offset by realized losses and impairment charges.

In 2003, Converium created a portfolio of held-to-maturity government bonds totaling US$ 500.4 million (10.2% of the fixed maturities portfolio, excluding the Funds Withheld Asset), of which US$ 308.0 million were transferred from available-for-sale to held-to-maturity and US$ 192.4 million were directly invested from operational cash flow.

Included in the 2002 realized amounts were gains on the restructuring of the fixed maturities portfolio of US$ 62.9 million, offset by losses on the restructuring of the equity portfolio of US$ 48.2 million, and losses realized on the sale of WorldCom fixed income investments of US$ 15.8 million.

Converium Holding AG and Subsidiaries

Notes to the consolidated financial statements (continued)

Table 7.3
Unrealized investment gains and losses
(included in other comprehensive income)

	Net change for the			Total as
	year ended December 31			of December 31
(US$ million)	2004	2003	2002	2004	2003

Fixed maturities held-to-maturity	–4.3	14.1	–	9.8	14.1

Fixed maturities available-for-sale	0.9	–8.0	11.2	26.7	25.8

Equity securities available-for-sale	–24.2	148.1	–75.7	70.3	94.5

Hedge funds	2.5	–	–	2.5	–

Less amounts of net unrealized investment gains (losses) attributable to: Net deferred income taxes	–3.5	–5.9	31.2	7.4	10.9

Foreign currency effect	–	50.3	–50.3	–	–

Total	–28.6	198.6	–83.6	116.7	145.3

Table 7.4
Investments in fixed maturities
and equity securities

	Cost or		Gross		Gross		Estimated
(US$ million)	amortized cost		unrealized gains		unrealized losses		fair value
As of December 31	2004	2003	2004	2003	2004	2003	2004	2003

Held-to-maturity
Fixed maturities:
Transferred in:
US government	414.2	294.0	–	6.2	–11.3	–	402.9	300.2

Other governments	15.3	14.0	0.5	0.1	–	–	15.8	14.1

Newly invested:
US government	170.1	169.8	0.9	1.8	–0.2	–	170.8	171.6

Other governments	250.8	22.6	3.7	–	–	–0.8	254.5	21.8

Total held-to-maturity	850.4	500.4	5.1	8.1	–11.5	–0.8	844.0	507.7

Available-for-sale
Fixed maturities:
US government	1,765.6	1,728.0	9.1	13.6	–11.6	–8.0	1,763.1	1,733.6

Other governments	1,769.3	1,163.4	15.7	3.8	–2.0	–2.6	1,783.0	1,164.6

Corporate and other debt securities	661.1	671.6	13.4	12.7	–2.4	–3.4	672.1	680.9

Mortgage and asset-backed securities	612.2	839.4	5.7	11.5	–1.3	–1.8	616.6	849.1

Total	4,808.2	4,402.4	43.9	41.6	–17.3	–15.8	4,834.8	4,428.2

Equity securities	338.0	745.7	73.0	96.2	–2.5	–1.7	408.5	840.2

Total available-for-sale	5,146.2	5,148.1	116.9	137.8	–19.8	–17.5	5,243.3	5,268.4

In 2003, a reclassification within accumulated other comprehensive income of US$ 18.7 million was made between net unrealized gains (losses) on investments and cumulative translation adjustments; this reclassification had no impact on accumulated other comprehensive income or total equity.

The following table presents the continuous periods during which investment positions were carried at an unrealized loss as of December 31, 2004:

Table 7.5
Maturities of unrealized investment losses on
fixed maturities and equity securities

		Gross unrealized losses
				Total gross
(US$ million)	Estimated fair	Less than	Greater	unrealized
As of December 31, 2004	value	one year	than one year	losses

Held-to-maturity

Fixed maturities	91.6	–11.2	–0.3	–11.5

Available-for-sale
Fixed maturities	1,989.2	–15.8	–1.5	–17.3

Equity securities	31.9	–2.5	–	–2.5

Total available-for-sale	2,021.1	–18.3	–1.5	–19.8

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

The estimated fair values and carrying values of fixed maturities are shown by contractual maturity below. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

Table 7.6
Fixed maturity schedule by maturity

(US$ million)	Estimated fair value	% of total	Carrying value	% of total
As of December 31, 2004	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM

Less than one year	182.5	3.8	15.9	1.9

One year through five years	2,871.8	59.4	450.8	53.0

Five years through ten years	923.2	19.1	353.5	41.6

Over ten years	91.8	1.9	30.2	3.5

Subtotal	4,069.3	84.2	850.4	100.0

Mortgage and asset-backed securities	616.6	12.7	–	–

Unit trust bonds	148.9	3.1	–	–

Total	4,834.8	100.0	850.4	100.0

At December 31, 2004 and 2003, real estate held for investment of US$ 138.8 million and US$ 130.2 million, respectively, net of accumulated depreciation of US$ 9.5 million and US$ 5.8 million, respectively, consists primarily of investments in residential and commercial rental properties located in Switzerland, acquired in late 2001 from subsidiaries of Zurich Financial Services. The fire insurance value of Converium’s real estate held for investment and fixed assets totaled US$ 237.5 million and US$ 222.7 million at December 31, 2004 and 2003, respectively.

There are no investments in any entity in excess of 10% of equity at December 31, 2004 and 2003, other than investments issued or guaranteed by the US or sovereign governments or their agencies. Cash and investments with a carrying value of US$ 282.1 million and US$ 234.6 million were deposited in trust or with regulatory authorities as of December 31, 2004 and 2003, respectively.

Converium utilizes foreign exchange swaps as part of its overall currency risk management. The objective is to manage the liquidity situation of Converium’s entities in various currencies. There were no foreign exchange swaps outstanding at December 31, 2004 or 2003.

As of December 31, 2004, Converium reported total investments including cash and cash equivalents of US$ 7,164.2, of which (i) US$ 1,060.8 million were pledged as collateral relating to outstanding letters of credit of US$ 955.7 million of the US$ 1.6 billion Syndicated Letter of Credit Facility, (ii) US$ 704.7 million were pledged as collateral relating to other irrevocable letters of credit, (iii) US$ 109.3 million were pledged primarily as deposits with French cedents, and (iv) US$ 562.1 million were pledged to support Converium-internal reinsurance transactions.

8. Goodwill and other intangible assets

Goodwill was US$ 49.2 million and US$ 140.2 million, at December 31, 2004 and 2003, respectively. The carried value of other intangible assets was US$ 20.6 million and US$ 24.7 million at December 31, 2004 and 2003, respectively. Goodwill and other intangible assets are included in the balance sheet under the caption “Other assets”.

During August 1997, Zurich Financial Services acquired all the remaining equity interests in CRNA then not owned by Zurich Financial Services. The acquisition of the minority interest in CRNA was accounted for as a purchase. Accordingly, the excess of the consideration paid in exchange for the minority interest over the fair value of the net assets attributable to the minority interest of US$ 94.0 million was recorded as goodwill.

SFAS 142, ‘‘Goodwill and Other Intangible Assets’’, requires impairment testing of goodwill annually or more regularly if any event or change in business circumstances occurs which would indicate that the carrying value of goodwill may be impaired. SFAS 142 also requires that useful lives for intangible assets other than goodwill be reassessed and the remaining amortization periods be adjusted accordingly.

Due to the reserving actions in 2004 in respect of prior year development in the Specialty Lines segment’s business written in North America, and a subsequent decision to take a full valuation allowance against the net deferred tax asset at CRNA, a goodwill impairment test was conducted to assess the fair value of the reporting unit. As a result of this assessment, an impairment charge of US$ 94.0 million was recorded as at June 30, 2004, representing all goodwill relating to CRNA. There were no intangible assets recorded on the CRNA balance sheet; therefore there was no requirement to perform impairment testing on intangible assets at CRNA as of June 30, 2004.

In March 2003, upon receipt of all regulatory approvals, Converium finalized an agreement to acquire a 25% stake in Global Aerospace Underwriting Managers Limited (“GAUM”), a leading international commercial and general aviation-underwriting agency, as a part of its strategy to strengthen its long-term position in the aviation and space line of business. Under the terms of the sale and purchase agreement, Converium has paid an initial consideration of GBP 14.2 million (US$ 22.4 million) and is

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

additionally obligated to pay deferred consideration associated with the underlying performance of GAUM’s in-force business. In view of a capped limit on deferred consideration, the maximum amount payable by Converium for the 25% stake in GAUM is GBP 20.8 million (US$ 32.7 million). Converium as a shareholder also provided a loan to GAUM in the amount of GBP 12.6 million (US$ 19.8 million).

In February 2004, Converium AG finalized a Sale and Purchase Agreement with Royal and Sun Alliance (“RSA”) to acquire a further 5.1% stake in GAUM, which increased its overall stake in GAUM to 30.1%. Included within the Sale and Purchase Agreement is a requirement for Converium AG to replace an existing loan from RSA in the amount of GBP 2.5 million (US$ 4.5 million).

At December 31, 2004, the current value of the amortizable intangible asset associated with the 30.1% stake in GAUM is GBP 11.2 million (US$ 20.6 million). The intangible asset relates to established customer relationships of GAUM and was initially intended to be amortized over a useful life of ten years. At December 31, 2003 the value of the intangible asset associated with the 25% stake in GAUM was GBP 13.9 million (US$ 24.7 million).

In the light of changing business circumstances associated with Converium’s S & P rating downgrade, Converium entered into fronting agreements with Munich Re and National Indemnity in order to support and sustain the aviation business from GAUM. The fronting agreements currently extend to September 30, 2005 with no contractual guarantee that they will be extended beyond this date. In view of this fact Converium management have reassessed the remaining useful life of the intangible asset to be less than one year so that the intangible asset will be amortized until September 30, 2005, the date of cessation of the existing fronting agreement. As a result of this change, we recorded an additional amortization charge of GBP 3.7 million (US$ 6.8 million) in the fourth quarter of 2004, resulting in a charge of US$9.9 million for the year.

At December 31, 2004, the current carried value of goodwill associated with the 30.1% stake in GAUM is GBP 13.1 million (US$ 25.2 million). At December 31, 2003, the current carried value of goodwill associated with the 25.0% stake in GAUM was GBP 11.4 million (US$ 18.4 million). An annual goodwill impairment test was carried out at December 31, 2004 in respect of the 30.1% investment in GAUM and it is considered that no impairment is warranted as of December 31, 2004. Converium will reassess whether any impairment is warranted as and when there is a change in current business circumstances including a final decision as to whether the fronting arrangements with Munich Re and National Indemnity will be extended beyond the current ending date of September 30, 2005.

The remaining balance of goodwill as of December 31, 2004 relates to Converium AG’s 49.9% strategic investment in the Medical Defense Union Services Ltd (“MDUSL”) executed during 2000. Upon application of SFAS No. 142, Converium ceased amortizing goodwill in respect of MDUSL effective January 1, 2002. Converium has conducted its normal impairment test in respect of MDUSL in the fourth quarter of 2004. This business continues to perform in line with management’s expectations and accordingly no impairment is considered appropriate as of December 31, 2004.

See Notes 3 and 18 for additional information on GAUM. See Note 18 for additional information on the Medical Defence Union (the “MDU”) and MDUSL.

9. Losses and loss adjustment expenses

Significant delays occur in the notification of claims and a substantial measure of experience and judgment is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty as of the balance sheet date. The reserve for losses and loss adjustment expenses is determined on the basis of information currently available; however, it is inherent to the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Table 9.1
Reserves for losses and loss adjustment expenses

(US$ million)	2004	2003	2002

As of January 1
Gross reserves for losses and loss adjustment expenses	7,842.8	6,821.3	5,710.5

Less reinsurance recoverable	1,385.4	1,459.8	1,545.0

Net reserves for losses and loss adjustment expenses	6,457.4	5,361.5	4,165.5

Loss and loss adjustment expenses incurred
Current year	2,593.2	2,527.9	2,186.8

Prior years	342.5	–31.3	148.5

Total	2,935.7	2,496.6	2,335.3

Losses and loss adjustment expenses paid
Current year	453.5	324.7	299.4

Prior years	1,606.9	1,464.7	1,095.5

Total	2,060.4	1,789.4	1,394.9

Foreign currency translation effects	308.8	388.7	255.6

As of December 31
Net reserves for losses and loss adjustment expenses	7,641.5	6,457.4	5,361.5

Reinsurance recoverable	1,135.4	1,385.4	1,459.8

Gross reserves for losses and loss adjustment expenses	8,776.9	7,842.8	6,821.3

Prior years’ loss and loss adjustment expenses incurred in 2004 of US$ (342.5) million net were primarily driven by reserve strengthening of (US$ 562.0 million) and the impacts on losses and loss adjustment expenses incurred of (i) adjustments of ultimate premium estimates (US$ 206.4 million) (see Note 11), (ii) the commutation of the stop-loss protection regarding underwriting year 2001 of the professional liability business generated through our joint venture with MDU (US$ (10.5) million), and (iii) the reduction of reinsurance recoverables of (US$ (12.0) million), which is offset by the effect of commutations.

Converium has experienced significant adverse development predominantly in its US casualty reinsurance lines for the last several years. Since 2000, Converium has recorded a total of US$ 868.2 million of additional net provisions on prior years’ non-life business (2000: US$ 65.4 million: 2001: US$ 123.6 million; 2002: US$ 148.5 million; 2003: US$ (31.3) million; and 2004: US$ 562.0 million).

During early 2004, Converium announced that reported losses from prior years’ US casualty business had exceeded expected loss emergence and that the volatility of longer-tail risks was likely to persist for some time. This adverse loss-reporting trend continued and accelerated into mid-2004 and prompted Converium to initiate additional reviews of its US business from an integrated underwriting, claims and actuarial perspective in order to examine the adequacy of prior years’ provisions. In addition, in order to obtain an external review of our overall reserve position, Converium commissioned the actuarial consulting firm Tillinghast-Towers Perrin to perform an independent actuarial review of our non-life loss and allocated loss adjustment expense reserves as of June 30, 2004 in respect of the Zurich and New York originated businesses. The outcome of these in-depth internal and external reviews resulted in an aggregate strengthening of prior years’ non-life loss reserves by US$ 562.0 million for the year ended December 31, 2004. This action was taken in response to the continued adverse loss emergence due to increased claims reporting activity from clients relating to US casualty business written from 1997 to 2001 as well as deterioration from European non-proportional motor business written in recent years. While Converium believes that it has fully addressed this issue through our reserving actions, volatility is expected to persist for some time.

In the Standard Property & Casualty Reinsurance segment, the development of prior years’ reserves of US$ 73.5 million primarily related to adverse developments of General Third Party Liability (US$ 116.3 million), motor liability outside the United States (US$ 91.7 million) and Personal Accident (non-life) (US$ 8.1 million), which was partially offset by positive developments related to property (US$ 82.1 million) and miscellaneous liability (US$ 60.5 million) that also included the impact of whole account retrocessions. In the Specialty Lines segment, the development of prior years’ reserves of US$ 488.5 million primarily related to adverse developments of the Professional Liability and other Special Liability lines (US$ 449.3 million), particularly excess & surplus lines and umbrella, Workers’ Compensation (US$ 55.3 million), and Engineering (US$ 12.9 million). These adverse developments in the Specialty Lines were partially offset by positive developments related to Aviation & Space (US$ 24.5 million), Agribusiness (US$ 0.7 million), and Credit & Surety (US$ 3.8 million).

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

In 2003, the positive development of US$ 31.3 million consisted of positive development on the property (US$ 113.5 million) and aviation and space (US$ 102.2 million) lines of business, offset by adverse development on workers’ compensation and professional liability and other special liability lines (US$ 120.3 million) and the motor and general third party liability lines (US$ 64.1 million). The reserve releases in 2003 were primarily from the 2002 underwriting year, while the US business written in 1997 to 2001 mostly saw continued strengthening.

In 2002, Converium strengthened reserves for prior years by US$ 148.5 million. Throughout the year, increased loss experience related to prior years continued to emerge, which resulted in an in-depth actuarial reserve analysis of certain lines of business. This resulted in an additional US$ 148.5 million provision for losses, primarily related to underwriting years 1997 through 2000. In the Standard Property & Casualty Reinsurance segment, there were additional provisions of US$ 62.2 million for the liability, motor and property lines. In the Specialty Lines segment, there were additional provisions of US$ 86.3 million, primarily related to the commercial umbrella and medical errors and omissions liability lines of business.

The reserves for certain losses and loss adjustment expenses, such as those for settled claims with fixed payment terms, represent the present value estimates of the ultimate cost of all losses incurred but not paid through December 31 of each year. Where applicable, gross reserves of US$ 618.6 million and US$ 594.4 million have been discounted using an average interest rates of 3.5% in 2004 and 2003, respectively. This has reduced reserves by US$ 69.6 million and US$ 65.3 million as of December 31, 2004 and 2003, respectively. In addition, deferred charges relating to retrospective reinsurance and structured settlements totaling US$ 75.9 million and US$ 64.3 million as of December 31, 2004 and 2003, respectively, are included in other assets.

Converium believes that its exposure to environmental impairment liability and asbestos-related claims is relatively small due to the diminutive amount of business written prior to 1987 for Converium AG and CRNA. Additionally, CRNA is protected by a stop loss agreement with Zurich Insurance Company (“ZIC”), a wholly owned subsidiary of Zurich Financial Services, for business effected prior to June 1, 1993. As of December 31, 2004 and 2003, Converium Rückversicherung (Deutschland) AG had reserves for environmental impairment liability and asbestos-related claims of US$ 49.2 million and US$ 45.8 million, respectively, representing a survival ratio (calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years) of 13.6 years for each year.

Impact of recent hurricanes, typhoons, and the tsunami: In 2004, Converium recorded losses from Hurricanes Charley, Frances, Ivan and Jeanne in the United States and the Caribbean, the typhoons in Japan, and the tsunami in the Indian Ocean of US$ 154.5 million.

September 11th terrorist attacks

As of December 31, 2004, Converium recorded gross and net incurred losses and loss adjustment expenses related to the September 11th terrorist attacks as follows:

Segment		Retrocessional
(US$ million)		reinsurance
	Gross losses	recoveries	Net losses

Standard Property & Casualty Reinsurance	263.7	155.2	108.5

Specialty Lines	380.0	211.3	168.7

Life & Health Reinsurance	20.0	8.0	12.0

Total	663.7	374.5	289.2

Included in the reinsurance recoveries above are US$ 133.3 million due from Zurich Financial Services and subsidiaries.

Certain arrangements with Zurich Financial Services described below provide protection against potential adverse loss development on the September 11th terrorist attacks for Converium AG, Converium Rückversicherung (Deutschland) AG and CRNA above the initial loss amounts recorded of US$ 289.2 million, net of retrocessional reinsurance recoveries.

In December 2004, a federal jury in New York concluded that the two planes that crashed into the World Trade Center during the attacks of September 11th, for insurance purposes, represented two separate attacks. This ruling increased Converium’s gross losses and loss adjustment expenses by US$ 8.7 million, but as Converium’s losses are capped at US$ 289.2 million by Zurich Financial Services, this ruling did not have an effect on Converium’s net loss position. In 2004, 2003 and 2002, there was no additional development in net reserves for the September 11th terrorist attacks.

Converium AG’s exposure under the Quota Share Retrocession Agreement (see Note 17) is limited for “Extraordinary Events”. The agreement limits Converium AG’s losses arising out of any “Extraordinary Event” to US$ 220.0 million and the parties have agreed that the September 11th terrorist attacks are an “Extraordinary Event” and that the US$ 220.0 million limit applies to losses arising out of the September 11th terrorist attacks. Because ZIC and Zurich International Bermuda Ltd (“ZIB”), wholly

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

owned subsidiaries of Zurich Financial Services, retain losses in excess of the limit, Zurich Financial Services will be responsible for non-payment, if any, by the retrocessionaires with regard to losses arising out of the September 11th terrorist attacks in excess of the US$ 220.0 million limit.

ZIC will indemnify Converium Rückversicherung (Deutschland) AG for losses arising out of the September 11th terrorist attacks in excess of US$ 11.0 million, net of retrocessional reinsurance recoveries.

CRNA is covered under the ZIC 1997 Aggregate Excess of Loss Agreement for losses in excess of US$ 58.2 million. In addition, ZIC will indemnify CRNA against loss development in excess of the available limits under the ZIC 1997 Aggregate Excess of Loss Agreement. See Note 17 for further information.

10. Guaranteed Minimum Death Benefit (GMDB)

Converium assumed certain retrocession liability with regard to Guaranteed Minimum Death Benefit (“GMDB”) features attached to variable annuity policies written in the United States. These treaties are all in run-off and cover in total 1.5 million policies that were issued mainly in the late 1990’s and that incorporate various benefit types originating from different primary insurers. Claims occur in the event of death if a policy is in-the-money, which means that the GMDB exceeds the account balance. Under these circumstances, the difference between the GMDB and the account balance or the GMDB and the cash surrender value becomes due, depending on the definition of the underlying reinsurance agreements.

The following types of Guaranteed Minimum Death Benefits are covered:

•	Return of premium: The GMDB is the amount of total deposits adjusted for partial withdrawals, if any.

•	Ratchet: After a given number of years, the GMDB is adjusted to the current account balance, if greater. Most common is a one-year ratchet, meaning that the GMDB is adjusted annually on the policy’s anniversary date.

•	Rollup: The GMDB increases each year from the initial premium adjusted for later deposits and partial withdrawals by a fixed percentage. Rollup guarantees reinsured under Converium’s agreements grant an annual accumulation percentage between 3% and 7%. In many products, especially for higher rollup percentages, an upper limit applies (e.g. 200% of the paid policy- holder premium adjusted for later deposits and partial withdrawals).

•	Reset: After a given number of years, the GMDB is adjusted to the current account balance. This means that the GMDB can be reduced but often not below the paid-up premium (adjusted for later deposits and partial withdrawals).

•	Combinations of the above.

Guarantees that increase over the time are, for a majority of the assumed business, only applied up to a certain age (e.g. 85). For the majority of the portfolio, a maximum death benefit age exists and, as a consequence, Converium will be off the risk afterwards.

Converium does not hold any contract holder funds. These assets remain with the originating ceding companies.

The GMDB liability is determined each period based on the information provided by Converium’s ceding companies. The current account value, the guaranteed death benefit and details of the covered benefit types are taken into consideration for the evaluation of the net amount at risk (“NAR”) and the expected future liability. The liability according to SOP 03-1 is estimated at the end of the reporting period.

For the evaluation of the liabilities, Converium uses an actuarial model that considers 1,000 stochastically generated investment performance scenarios. The mean performance assumed for equities is 9.6% and the mean performance for other investment types such as bonds and cash deposits varies between 4.8% and 5.7%. The corresponding volatility assumptions are 18.3% and 1.5% to 2.2%, respectively. The discount rate used in the model is stochastically generated in line with the other investment scenarios and takes into consideration the current yield level. It is assumed to be an average of 5.7% over the long run. The mortality assumption is 100% of the Annuity 2000 table. Lapse rates vary by duration and range from 6.5% to 20%. Partial withdrawals, either applied pro rata or on a dollar-for-dollar basis according to the policy conditions, are also considered in the modeling. The corresponding parameter, reflecting the on average withdrawn amount of the account value, varies by duration and is assumed to range from 2.4% to 7.5% per annum.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

As of December 31, 2004, the following values were estimated as described above:

Table 10.1

(US$ million)					Gross
	Average		Account		SOP 03-1
Guarantee type	age	GMDB	value	NAR	reserve

Ratchet	65.4	2,110.4	1,771.9	407.4	24.7

Rollup	70.1	585.0	405.5	188.7	21.7

Rollup & ratchet	66.7	21.6	18.2	4.9	0.2

Return of premium	63.3	21.5	21.2	2.6	0.1

Reset	58.3	288.4	296.9	23.3	1.1

Reset & return of premium	59.8	131.1	131.0	8.6	0.4

Total	66.5	3,158.0	2,644.7	635.5	48.2

The table below shows the cash flow and claim reserves balances for the periods shown:

Table 10.2
(US$ million)

Year ended December 31	2004	2003	2002

Received reinsurance premium, net of commission and brokerage	5.1	4.5	5.4

Paid losses	13.3	20.4	12.5

As of December 31	2004	2003

Claim reserves (including case reserves and IBNR)	4.9	7.7

For the year ended December 31, 2004 there were no exceptional reserving actions required for the GMDB book of business. In 2003 and 2002, the Life & Health Reinsurance segment strengthened reserves for this closed block of variable annuity business by US$ 20.5 million (to net US$ 56.0 million) and US$ 15.6 million, respectively. As a result of the strong performance of the US stock markets, the GMDB’s net amount at risk further decreased to US$ 635.5 million at December 31, 2004 from US$ 809.7 million at December 31, 2003.

In late 2004, Converium entered into an agreement to terminate its US$ 75.0 million GMDB reinsurance protection purchased at the end of 2003, for an amount of US$ 9.7 million giving rise to a net cost of the cover for 2004 of US$ 0.1 million. The primary purpose of this cover was to address the volatility in the United States equity markets and potential adverse deviations to other key assumptions such as mortality risks, lapse rate risks and surrenders.

Although Converium feels that its current carried reserves for its GMDB exposure are adequate, the company will continue to monitor and review other reinsurance and financial product solutions to address the risks associated with this business.

11. Retrocessional reinsurance and catastrophe protection

Retrocessional reinsurance

Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2004 and 2003, Converium held US$ 559.4 million and US$ 635.3 million, respectively, in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit. Converium is able to access outside capacity for both traditional and non-traditional coverage and therefore is not dependent upon any single retrocessional market.

As of December 31, 2004, recoverables from subsidiaries of Zurich Financial Services total 19.7% of equity. There were no recoverables from any other retrocessionaire that exceeded 10% of equity at December 31, 2004. Allowances of US$ 40.6 million and US$ 35.4 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at December 31, 2004 and 2003, respectively.

National Indemnity Cover

In order to provide additional comfort as regards to Converium’s reserve position, Converium has acquired a retroactive stop-loss retrocession cover from National Indemnity Company, a Standard & Poor’s AAA-rated member of the Berkshire Hathaway

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

group of insurance companies. The stop-loss provides an additional US$ 150.0 million of cover against potential adverse reserve development on the underwriting years 1987 through 2003 for Converium AG, CRNA and CINA. The cover of US$ 150.0 million attaches at US$ 100.0 million in excess of the ultimate third-party net non-life reserves; which are defined as non-life carried losses and allocated loss adjustment expense reserves as of June 30, 2004 plus the expected losses and allocated loss adjustment expenses emanating out of the unearned premium reserves as of June 30, 2004 of the portfolio subject to cover, carried by these legal entities for these underwriting years as of June 30, 2004 and therefore excludes inter-group reinsurance arrangements. The reinsurance charge for this retrocession is US$ 20.0 million and has been recorded in the income statement under the caption “Other (loss) income”. There are additional consideration features associated with this layer of coverage, which may result in additional consideration of up to US$ 60.0 million being paid in the event that the cover is fully utilized. No losses have been ceded as of December 31, 2004.

In addition, this contract has another layer of coverage of US$ 235.0 million for which a consideration of US$ 135.0 million has been paid. This layer attaches at US$ 235.0 million below the ultimate third-party net non-life reserves on the same underwriting years. The economics of this layer of coverage are such that the reinsurance risk transfer requirements of US GAAP are not met. Accordingly, this protection is accounted for under deposit accounting rules. As a result, there is no material income statement impact for 2004 in respect of this layer of coverage.

Converium has retained the right to commute the whole transaction on July 1, 2009, or thereafter at mutually agreeable terms.

Master Retrocession Agreement

The Life & Health Reinsurance segment’s Master Retrocession Agreement for its financing contracts was terminated, resulting in a repayment of the non-amortized financing of US$ 36.9 million. The provisions for this termination led to a realization of a profit of US$ 3.4 million in 2004.

Table 11.1

(US$ million)	Gross		Reinsurance assets		Net of reinsurance
Year ended December 31	2004	2003	2004	2003	2004	2003

Reserves for losses and loss adjustment expenses	8,776.9	7,842.8	1,135.4	1,385.4	7,641.5	6,457.4

Reserves for unearned premiums	1,312.3	1,467.4	111.7	177.0	1,200.6	1,290.4

Future life benefits	545.8	483.5	90.7	156.2	455.1	327.3

Total underwriting reserves	10,635.0	9,793.7	1,337.8	1,718.6	9,297.2	8,075.1

Table 11.2
Premiums written and earned

(US$ million)	Premiums written			Premiums earned
For the years ended December 31	2004	2003	2002	2004	2003	2002

Direct premiums	490.9	561.4	88.0	574.1	326.0	77.1

Assumed premiums	3,350.0	3,662.5	3,447.8	3,465.8	3,668.3	3,289.0

Ceded premiums	–282.3	–387.5	–204.2	–349.2	–308.4	–191.2

Catastrophe Agreement	–5.6	–9.4	–9.4	–5.6	–9.4	–9.4

Total	3,553.0	3,827.0	3,322.2	3,685.1	3,676.5	3,165.5

Adjustments of ultimate premium estimates: During the course of 2004 Converium implemented enhanced procedures for establishing written premium estimates. Our processes require underwriters and others to assess the realization of premium estimates on a quarterly basis. This was supplemented at year-end by a detailed review using actuarial techniques, primarily for European non-life business, which compare estimates with actuarially derived amounts using ceding companies actual reported premium information. These analyses resulted in a decrease in net premiums written and earned in the Standard Property & Casualty Reinsurance and Specialty Lines segments in the amount of US$ 219.8 million; after reflecting the impact on accrued underwriting expenses of US$ 16.5 million and losses of US$ 206.4 million, the impact of these adjustments on the technical result was an increase of US$ 3.0 million.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Table 11.3
Benefits, losses and expenses
(US$ million)

For the years ended December 31	2004	2003	2002

Losses, loss adjustment expenses and life benefits
Direct	481.4	238.5	124.5

Assumed	2,891.3	2,633.2	2,587.7

Ceded	–109.6	–197.5	–220.2

Total	3,263.1	2,674.2	2,492.0

Underwriting acquisition costs
Direct	64.9	39.6	24.6

Assumed	821.1	798.5	681.3

Ceded	–43.5	–34.9	–39.2

Total	842.5	803.2	666.7

Catastrophe protection

On June 15, 2004, Converium AG announced the successful private placement of US$ 100.0 million of floating rate notes issued by Helix 04 Limited (“Helix 04”), a Bermuda special purpose exempted company. By means of a counter-party contract with the issuer, the transaction provides Converium with fully collateralized second and subsequent event protection for North Atlantic hurricane, US earthquake, Japanese earthquake and European windstorm property catastrophe exposures. The notes are triggered only by second and subsequent events in any of the four peril regions during the five-year term of the transaction.

Payments from Helix 04 to Converium AG are based on modeled reinsurance losses on a notional portfolio. In a modeled loss contract, the covered party’s aggregate exposure to each geographical region and type of catastrophe, by line of business, is compared to industry-wide data in order to produce the covered party’s market share of particular loss events by line of business using commercially available natural catastrophe loss simulation modeling software. The software simulates a catastrophe, at various levels of severity, by generating certain probabilistic loss distributions, in order to calculate industry-wide losses and the corresponding losses for the covered party on a “ground-up basis”, by line of business. These losses are then compared to the modeled loss contracts to determine the amount of the covered party’s recovery in respect of such an event.

The Helix 04 contract is first triggered when notional losses reach US$ 150.0 million. The second trigger is hit when notional losses reach US$ 175.0 million. It then pays out according to a sliding scale of notional losses up to US$ 275.0 million. The amount of losses that must be incurred before coverage applies relates to the type of loss event, e.g. earthquake, hurricane or windstorm.

Converium estimates its gross loss for each of the recent hurricanes and typhoons to be less than the Helix 04 activation threshold of US$ 150.0 million for each such event and therefore Converium will not file a trigger event request in respect of these losses.

The expected annual cost of Helix 04 to Converium AG is approximately US$ 5.6 million. The annual charge to Converium is not impacted by the occurrence of a loss event that is protected by Helix 04, unlike the prior contract in respect of Trinom, where Converium was required to pay higher amounts for the remainder of the term of the contract. The Helix 04 counter-party contract is not treated as reinsurance and accordingly the charge is reflected through other (loss) income although the cost of the counter-party contract is amortized over the term of the contract in a manner similar to reinsurance.

12. Debt

CRNA assumed US$ 200.0 million principal amount of non-convertible, unsecured, unsubordinated Senior Notes (the “Senior Notes”) originally issued during October 1993. The Senior Notes mature in full on October 15, 2023 and bear interest at the rate of 7.125%, payable semiannually in arrears on April 15 and October 15. In 2004, the interest payments regarding the 7.125% non-convertible, unsecured, unsubordinated Senior Notes of CRNA were funded (i) by corresponding dividends of CRNA with regards to the coupon payment of April 15, 2004; and (ii) by Converium AG with regards to the coupon payment of October 15, 2004, due to the dividend restrictions of CRNA (see Note 22).

In December 2002, Converium Finance S.A. issued US$ 200.0 million principal amount of non-convertible, unsecured, guaranteed subordinated notes (the “Guaranteed Subordinated Notes”). The Guaranteed Subordinated Notes are irrevocably and unconditionally guaranteed on a subordinated basis by each of Converium Holding AG and Converium AG. The Guaranteed Subordinated Notes mature in full on December 23, 2032 and bear interest at the rate of 8.25% paid quarterly in arrears on March 15, June 15, September 15 and December 15.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Debt issuance costs and discounts were US$ 9.1 million and US$ 9.4 million at December 31, 2004 and 2003, respectively. Such costs are being amortized over the term of the related debt.

13. Income taxes

Table 13.1 below illustrates an overview of the current and deferred tax expense (benefit) for each tax jurisdiction of Converium.

Table 13.1
Income tax expense (benefit)
(US$ million)

For the years ended December 31	2004	2003	2002

Current
Switzerland	18.2	10.0	23.9

United States	59.3	–48.4	–

Germany	2.9	–2.3	0.2

Total current	80.4	–40.7	24.1

Deferred
Switzerland	32.5	26.5	–22.2

United States	207.9	63.9	–34.4

Germany	17.4	–10.4	–16.9

Total deferred	257.8	80.0	–73.5

Total income tax expense (benefit)	338.2	39.3	–49.4

An “expected” income tax expense (benefit) is calculated based on the statutory tax rates for Converium. These rates were derived by calculating the weighted average of the expected statutory income tax in relation to the (loss) income generated in the various territories in which Converium operates. Based on the expected income tax expense (benefit), reconciliation is made to the actual income tax expense (benefit).

Table 13.2 below illustrates the factors that cause the actual income tax expense (benefit) to differ from the expected amount computed by applying the expected rate.

Table 13.2
Expected and actual income tax expense (benefit)
(US$ million)

Year ended December 31	2004	2003	2002

(Loss) income before tax	–422.6	224.4	57.4

Statutory average tax rate	69.6%	7.0%	–24.9%

Expected income tax (benefit) expense	–294.0	15.7	–14.3

Increase (reduction) in taxes resulting from:
Dividends received deduction	–1.5	–3.8	–2.9

Non-taxable reinsurance contract	–	–	–4.9

Branch tax	–	2.1	0.7

Non-deductible expenses	–1.9	3.3	9.1

Tax losses not realizable	–	37.9	–

Tax loss carryforward	614.2	–13.6	–21.3

Changes in applicable tax rates	1.2	–2.8	–5.5

Deferred acquisition costs	–	–	–4.7

Currency translation adjustments	–	–	–6.7

Hedge Agreement with Converium Finance S.A., Luxembourg	–2.3	–	–

Prior year adjustments	–7.8	–	–

Goodwill take-down	32.9	–	–

Other	–2.6	0.5	1.1

Actual income tax expense (benefit)	338.2	39.3	–49.4

Effective tax rate	80.0%	17.5%	–86.1%

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

The statutory average tax rate of 69.6% is affected by the difference between statutory results relevant for tax calculations and the US GAAP pre-tax results. The primary difference is the handling of the impairment charges recorded in the fourth quarter related to investments in subsidiaries. The charges are reflected in the statutory results for tax calculations, however on a US GAAP basis these charges are eliminated during the consolidation process and are therefore excluded for tax calculation purposes.

Converium’s consolidated income tax expense for the year ended December 31, 2004 reflects an additional expense of US$ 269.8 million related to the establishment of a full valuation allowance against the net deferred income tax balances previously carried at CRNA. Converium has not established any additional deferred tax asset related to the losses sustained by CRNA. Additionally, Converium’s consolidated income tax expense for 2004 includes an expense of US$ 19.9 million related to the establishment of a valuation allowance against the net operating losses carried forward at Converium AG.

The 2003 consolidated tax expense reflects an increase in the tax loss carryforward due to the retrocession of certain contracts from Germany to Switzerland. This was offset by non-deductible expenses caused by the novation of certain contracts from North America to Switzerland.

The 2002 consolidated tax benefit reflects a one-time benefit of US$ 21.3 million as a result of a ruling Converium AG received from the Swiss tax authorities regarding a tax loss carried forward.

As required under SFAS 109, ‘‘Accounting for Income Taxes’’, Converium is required to assess if it is more likely than not that some or all of the net deferred tax assets will not be realized. In making this assessment, reference is made to, among other things, historical losses. Therefore, a full valuation allowance was established against CRNA’s net deferred tax assets to reflect the continued net loss position of CRNA. CRNA may offset future taxable income against the existing net operating losses carried forward, resulting in no US federal tax expense on such income until such time as the net operating losses are utilized or expire. In addition, Converium AG presents deferred taxes for timing differences only. Future positive income will offset against net operating losses carried forward and will not cause any income taxes except changes in timing differences. For CRNA and Converium AG positive income will offset against net operating losses carried forward until the net operating losses will expire.

As of December 31, 2004, Converium’s valuation allowance on deferred tax assets was US$ 711.9 million, comprising net operating losses carried forward (US$ 571.7 million), loss reserve discount (US$ 110.2 million) and other temporary differences, net (US$ 30.0 million). As of December 31, 2003, the valuation allowance was US$ 47.9 million, all of which related to net operating losses carried forward. As of December 31, 2004, Converium had total net operating losses carried forward of US$ 2,512.5 million available to offset future taxable income of certain branches and subsidiaries. The majority of these net operating losses carried forward relate to CRNA and Converium AG and expire in the years 2020 through 2024 and 2010 through 2011, respectively.

Converium will continue to monitor its tax position and reassess the need for a full valuation allowance on its net deferred tax assets on a periodic basis. Realization of the deferred tax asset related to net operating losses carried forward is dependent upon generating sufficient taxable income within specified future periods. The decision to place CRNA into run-off may limit the ability to generate taxable income to fully utilize its net operating loss carryforwards.

Deferred income taxes are provided for all temporary differences, which are based on the difference between financial statement carrying amounts and the income tax bases of assets and liabilities. The income tax basis of an asset or liability is calculated in accordance with the rules for determining taxable income established by the local taxation authorities. For a particular asset or liability, this may result in a deferred tax asset in one country but a deferred tax liability in another. In addition, a deferred tax asset is established for net operating loss carryforwards. The deferred tax asset is reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Converium’s deferred income tax assets and liabilities are reflected in table 13.3 below.

Table 13.3
Deferred income taxes

(US$ million)	2004	2003

Deferred income tax assets
Loss reserve discount	110.2	110.0

Unearned premium reserve deduction	17.6	36.3

Accruals not currently deductible	20.5	18.4

Partnership loss	2.6	5.5

Net operating loss carryforwards	590.6	175.4

Goodwill	8.1	11.0

Unrealized currency losses	21.4	–

Other	19.2	36.4

Total deferred income tax assets	790.2	393.0

Valuation allowance	–711.9	–47.9

Net deferred income tax assets	78.3	345.1

Deferred income tax liabilities
Loss and benefit reserves	–25.4	–31.9

Deferred policy acquisition costs	–75.8	–71.0

Unrealized appreciation of investments	–22.4	–9.3

Investments	–10.2	–12.0

Reinsurance contracts	–19.3	–17.6

Other	–4.1	–16.5

Total deferred income tax liabilities	–157.2	–158.3

Net deferred income tax assets	78.3	345.1

Net deferred income taxes as of December 31	–78.9	186.8

The current net income tax payable as of December 31, 2004 was US$ 16.4 million as compared to a current net income tax receivable of US$ 44.1 million at December 31, 2003. In 2003, Converium claimed a refund request for special estimated tax payments made for former years. Respectively, Converium shifted approximately US$ 58.0 million from deferred tax asset into current income tax receivable. In 2004, the Internal Revenue Service denied the refund and consequently, Converium decreased the current income tax receivable accordingly.

Converium’s net operating loss carryforwards by expiration date are as follows:

Table 13.4
Net operating loss carryforwards

		Deferred		Net deferred
	Net operating loss	income	Valuation	income
(US$ million)	carryforward	tax asset	allowance	tax asset

One year through five years	100.1	15.1	–15.1	0.0

Over five years	2,412.4	575.5	–556.6	18.9

Total as of December 31, 2004	2,512.5	590.6	–571.7	18.9

14. Employee benefits

Converium has established a number of benefit plans for its employees. Some employees belong to defined benefit plans and other employees participate in defined contribution plans, providing benefits equal solely to contributions paid plus investment returns.

Personnel costs incurred for 2004, 2003 and 2002 were US$ 131.1 million, US$ 123.9 million and US$ 110.7 million, respectively. The 2004 amount includes US$ 15.7 million of costs related to the retention plans rolled out in September 2004 (see Note 15).

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Employees of certain of Converium’s entities are covered under various defined benefit pension plans. Eligibility for participation in these plans is either based on completion of a specified period of continuous service or date of hire. Benefits are generally based on the employees’ years of credited service and average compensation in the years preceding retirement. Annual funding requirements are determined based on actuarial cost methods. The transition obligation (asset) is being amortized over the greater of either fifteen years or the service period of the employees on a straight-line basis.

The Pension Fund of Converium AG (the “Fund”) is a foundation whose objective is to insure the personnel of Converium AG against the economic consequences of retirement, disability and death as provided by the statutory provisions of the plan rules. The Fund is a pension fund providing mandatory insurance as required by Swiss Federal Law and is supervised by the Canton of Zurich. The Fund’s pension plan is a “defined contribution plan” in accordance with Swiss Federal Law, but it does not meet the definition of a defined contribution plan pursuant to SFAS No. 87, “Employers’ Accounting for Pensions”, because of certain defined benefit elements required by Swiss Federal Law.

The participants’ contributions to the Fund typically amount to between 7% and 11.5% of the coordinated annual salary (defined as base salary minus coordination amount of 30%) depending on the insured participant’s age and 7% of the annual incentive-based salary. By law, the employer’s contribution must at least equal the contribution of the participant. Converium AG’s contribution typically amounts to between 9% and 16% of the coordinated annual salary and 9% of the incentive-based salary. Converium AG’s contributions to the Fund amounted to CHF 8.1 million in 2004 and CHF 5.2 million in 2003.

Participants may purchase pension benefits at their own cost at any time within certain limits defined by the plan rules or pre-finance their pension benefits reductions in case of early retirement.

The principal actuarial weighted average assumptions used for calculating defined benefit plans are as follows:

Table 14.1
Weighted average

	2004	2003	2002

Discount rate	3.46%	3.99%	3.85%

Expected long-term rate of return on assets	5.50%	6.00%	6.00%

Future salary increases	2.00%	2.00%	2.16%

Future pension increases	0.89%	0.90%	0.91%

Table 14.2

(US$ million)	2004	2003	2002

Projected benefit obligation
Projected benefit obligation as of January 1	80.3	64.9	43.6

Service cost	7.4	7.6	5.0

Interest cost	3.2	2.6	2.1

Actuarial losses (gains)	10.1	–3.8	4.5

Foreign currency translation effects	9.3	8.8	9.8

Benefits paid	–0.9	0.2	–0.1

Projected benefit obligation as of December 31	109.4	80.3	64.9

Fair value of plan assets
Fair value of plan assets as of January 1	50.6	35.6	23.6

Actual return on plan assets	2.5	2.9	–0.9

Employee contributions	3.1	2.6	1.8

Employer contributions	7.1	4.4	5.9

Foreign currency translation effects	5.8	4.9	5.3

Benefits paid	–0.9	0.2	–0.1

Fair value of plan assets as of December 31	68.2	50.6	35.6

Funded status
Funded status	–41.2	–29.7	–29.3

Unrecognized transition obligation	–	–	2.8

Unrecognized net actuarial losses (gains)	18.9	6.6	8.2

Unrecognized prior service cost	–1.7	–1.7	–1.7

Additional plan liabilities	–7.7	–	–1.1

Accrued benefit liability	–31.7	–24.8	–21.1

Amounts recognized in the balance sheet

Accrued benefit liability	–31.7	–24.8	–21.1

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

The net periodic benefit expense in the income statement consists of the following components:

Table 14.3
Net periodic benefit expense

(US$ million)
For the years ended December 31	2004	2003	2002

Service cost	7.4	7.6	5.0

Interest cost	3.2	2.6	2.1

Expected return on plan assets	–3.1	–2.4	–1.7

Employee contributions	–3.1	–2.6	–1.8

Amortization of transition obligation	–	0.6	0.5

Amortization of actuarial (gains) losses	–	0.4	–

Amortization of past service cost	–0.2	–0.2	–0.2

Net periodic benefit expense	4.2	6.0	3.9

The movement in the accrued benefit liability was as follows:

Table 14.4
Accrued benefit liability

(US$ million)
Year ended December 31	2004	2003	2002

Balance at January 1	–24.8	–21.1	–18.6

Current year expense	–4.2	–6.0	–3.9

Contributions paid	7.1	4.4	5.9

Foreign currency translation effects	–2.1	–2.1	–3.4

Additional plan liabilities	–7.7	–	–1.1

Balance at December 31	–31.7	–24.8	–21.1

The expected future cash flows to be paid by Converium in respect of pension plans at December 31, 2004 were as follows:

Table 14.5
Expected future cash flows

(US$ million)

Employer contributions
2005 (estimate)	5.9

Expected future benefit payments
2005	3.1

2006	3.3

2007	3.5

2008	3.6

2009	3.8

2010–2014	21.5

The weighted average assets allocation of funded defined benefit plans at December 31, 2004 were as follows:

Table 14.6
Weighted average assets allocation of defined benefit plans

Year ended December 31	Long-term target	2004	2003

Debt securities	46%–70%	50%	51%

Equity securities	19%–33%	31%	27%

Real estate	14%–20%	17%	17%

Cash and other investments	0%– 8%	2%	5%

Total		100%	100%

CRNA sponsors various qualified defined contribution plans. Substantially all employees of CRNA are eligible for participation in these plans. The plans provide for voluntary contributions by employees, which typically range from 1% to 25% of annual salaries, up to a calendar year maximum. Contributions by the employer are typically another 10% (matching or otherwise). In

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

addition, various supplemental, non-qualified deferred compensation plans allow members of management to defer certain amounts of compensation and receive specified contributions. CRNA’s contributions under these plans amounted to US$ 2.5 million, US$ 2.5 million and US$ 2.8 million in 2004, 2003 and 2002, respectively.

15. Share compensation and incentive plans

Converium has various incentive- and share-based compensation plans to attract, retain and motivate management and employees, to reward them for their contributions to Converium’s performance and to encourage employee share ownership.

(a) Cash-based incentive plans

Converium operates a short-term incentive program (“Annual Incentive Plan” or “AIP”) for executives, management and certain employees. Awards are made in cash based on the accomplishment of both organizational and individual performance objectives. The compensation expense incurred in 2004, 2003 and 2002 in connection with these plans was US$ 2.0 million, US$ 11.7 million and US$ 7.4 million, respectively.

Employee retention plan

In September 2004, Converium adopted a retention plan for certain of its key employees in order to ensure the successful continuation of business operations at Converium AG and Converium Rückversicherung (Deutschland) AG and the orderly run-off of its North American operations. The retention bonus is paid to the eligible employees in cash in two or three equal installments in amounts up to the equivalent of such employees’ base salary. The last installment becomes due on January 31, 2006. The estimated cost of the program is approximately US$ 31.5 million, which will be expensed over the period October 1, 2004 through January 31, 2006. For the year ended December 31, 2004, US$ 15.7 million has been expensed based on the terms of this plan. In addition, severance amounts of US$ 6.0 million will be required to be paid to certain CRNA employees in the event of a change of control or certain other events.

(b) Share-based incentive plans

Share-based compensation plans include all plans under which shares or options to purchase shares are awarded. The grant of shares and options to purchase shares in Converium Holding AG is at the discretion of the Remuneration Committee of the Board of Directors. The most significant of these plans are described below.

Employee Stock Purchase Plan

Converium adopted an Employee Stock Purchase Plan (the “ESPP”) on January 1, 2002. The ESPP has two offering periods beginning January 1 and July 1 of each year. Substantially all employees meeting specified service requirements are eligible to participate in the ESPP. Participants may contribute between 1% and 15% of base salary towards the purchase of Converium Holding AG shares, up to certain limits. Employees who enroll in the ESPP purchase Converium Holding AG shares at 85% of the lower of the stock’s fair market value on the first or last day of the offering period.

Annual Incentive Share Plan

Certain executives receive a minimum of 25% of their Annual Incentive Plan in the form of Converium shares. All employees may elect to receive up to 50% of their AIP in Converium shares. If these AIP shares are held for a three-year period, employees receive an additional share award equal to 25% of their AIP shares.

Table 15.1 summarizes the status of Converium’s share plans for 2004, 2003 and 2002.

Table 15.1	2004	2003	2002

Unvested shares at beginning of year	160,859	363,278	706,451

Shares granted	438,795	133,930	29,732

Shares vested	–30,288	–311,587	–299,214

Shares forfeited	–112,185	–24,762	–73,691

Unvested shares at end of year	457,181	160,859	363,278

Long-Term Incentive Plan (LTIP)

The LTIP is designed to align the interests of management closely with those of shareholders, and to encourage share ownership. LTIP awards are made to senior employees, and are awarded in a combination of 50% Converium shares and 50% options to purchase shares in Converium Holding AG. Shares vest ratably over three years. Options are issued with an exercise price equal to the market value of the shares or ADSs on the grant date. 25% of the options vest immediately on the grant date, and 25% vest each year thereafter or upon retirement. The options expire 10.5 years after the date of grant.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Executive IPO option plan

In connection with the Transactions, Converium granted certain executives options to purchase shares in Converium Holding AG (the “Executive IPO Option Plan”). Under the Executive IPO Option Plan, 420,000 options to purchase shares in Converium Holding AG were awarded. The exercise prices were equal to the market value of the shares or ADSs on the grant date. Executive IPO Options are now fully vested and expire 10.5 years after the date of grant.

Table 15.2 summarizes the status of Converium’s outstanding stock options for 2004, 2003 and 2002.

Table 15.2	2004		2003		2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price

Outstanding at beginning of year	1,728,744	CHF 71.17	1,115,424	CHF 79.28	732,329	CHF 82.00

Granted	1,238,640	17.75	699,555	58.14	442,514	74.66

Exercised	–39,806	68.64	–23,450	60.10	–3,574	78.85

Forfeited	–567,624	59.90	–62,785	74.31	–55,845	80.40

Outstanding at end of year	2,359,954	45.88	1,728,744	71.17	1,115,424	79.28

Options exercisable at end of year	1,311,491	61.38	901,933	75.74	423,509	80.47

The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Table 15.3
Weighted average	2004		2003		2002

Risk-free rate		2.11%		1.51%		1.87%

Expected life	3 years		3 years		3 years

Expected volatility		31.74%		27.24%		31.27%

Dividend yield		2.00%		1.78%		0.80%

Fair value of options granted	US$	3.38	US$	7.43	US$	11.11

Table 15.4 summarizes information about stock options outstanding at December 31, 2004:

Table 15.4	Options outstanding			Options exercisable
		Weighted
Range of	Number	average remaining	Weighted average	Number	Weighted average
exercise prices	outstanding	contractual life	exercise price	exercisable	exercise price

CHF 8.64 – 25.56	958,765	10.4	CHF 9.72	252,494	CHF 9.96

CHF 56.05 – 62.50	734,017	9.0	59.44	413,604	59.30

CHF 82.00 – 89.10	667,172	7.4	82.93	645,393	82.83

CHF 8.64 – 89.10	2,359,954	9.1	45.88	1,311,491	61.38

(c) Compensation expense

The compensation expense charged to income under the share-based incentive plans was US$ 9.6 million, US$ 10.0 million and US$ 24.4 million in 2004, 2003 and 2002, respectively.

(d) Re-pricing of options

An adjustment to the exercise price of all options outstanding prior to the Rights Offering will be made in early 2005 in order to account for the dilution of the value of the options as a result of the Rights Offering. The reduction in exercise price maintains the same Black-Scholes value of the option before and after the Rights Offering and does not reflect any other decrease in the share price. The re-pricing of options will not have a material impact on the financial condition or results of operations.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

16. Shareholders’ equity

(a) Issued share capital

Upon incorporation on June 19, 2001, Converium Holding AG had share capital of CHF 100,000 divided into 10,000 fully paid registered shares with a nominal value of CHF 10 each, all of which were entitled to receive dividends. On September 24, 2004, the Extraordinary General Meeting of the shareholders passed two resolutions to increase the share capital to CHF 400 million, divided into 40 million fully paid registered shares with a nominal value of CHF 10 each, all of which were entitled to receive dividends.

In addition Converium’s shareholders resolved, at the Extraordinary General Meeting held on September 28, 2004, to:

•	Reduce the share capital of the company from CHF 400,062,170 by 200,031,085 to CHF 200,031,085 by reducing the nom- inal value of CHF 10 per share by CHF 5 to CHF 5 per share;

•	Increase the share capital by CHF 533,416,225 through the issuance of 106,683,245 fully paid registered shares with a nominal value of CHF 5 each at an issue price of CHF 5 per share; and

•	Amend the Articles of Incorporation as a consequence of the reduction of the nominal value.

In October 2004, Converium’s share capital was increased by CHF 533,416,225 by issuing 106,683,245 shares at CHF 5 each. The additional shares were issued, and Converium’s corresponding capital increase (and reduction of the nominal value) were recorded, in the Commercial Register of the Canton of Zug, Switzerland on October 12, 2004. After the registration of the shares in the Commercial Register of the Canton of Zug, Converium’s issued, outstanding share capital was CHF 733,447,310, divided into 146,689,462 shares with a nominal value of CHF 5.

(b) Authorized share capital

At the Annual General Meeting on April 27, 2004, the shareholders resolved to create authorized share capital and amended the Articles of Incorporation, which provides that the Board of Directors is authorized, on or before April 27, 2006, to increase the share capital by the issuance of up to a maximum of four million fully paid-up registered shares each of CHF 10 nominal value amounting to a maximum of CHF 40 million.

Subsequent to the reduction of the nominal value of each of Converium’s shares from CHF 10 to CHF 5 as a result of the resolution by the shareholders at the EGM of September 28, 2004, Converium’s authorized capital is now CHF 20,000,000 with the Board being authorized to issue up to four million shares.

(c) Conditional share capital

At the Annual General Meeting on April 27, 2004, Converium Holding AG amended its Articles of Incorporation to state that the previously available conditional share capital for use in conjunction with the employee participation plans has been replaced by a conditional share capital for option rights and/or conversion rights for a number of four million shares or CHF 40,000,000 in nominal share capital.

Subsequent to the reduction of the nominal value of each of Converium’s shares in October 2004, its conditional capital is now for a number of four million shares of CHF 5 nominal value each, amounting to a maximum of CHF 20,000,000 pursuant to which up to four million shares can be issued upon exercise of conversion or option rights allotted in connection with bonds and other financial market instruments.

At December 31, 2004, none of the conditional share capital or registered shares have been exercised.

(d) Dividend restrictions, reductions in the registered shares’ nominal value, and capital and solvency requirements

Converium Holding AG is subject to legal restrictions on the amount of dividends it may pay to its shareholders under the Swiss Code of Obligations. The Swiss Code of Obligations provides that 5% of the annual profit must be allocated to the general reserve until such reserve in the aggregate has reached 20% of the paid-in share capital. Similarly, the company laws of countries in which Converium entities operate may restrict the amount of dividends payable by such entities to their parent companies.

As of December 31, 2004, Converium Holding AG had 146,689,462 registered shares with a nominal value of CHF 5 each issued. Based on Swiss company law, Converium Holding AG is entitled to reduce the nominal value of its registered shares down to CHF 0.01 by a respective payment per share to its shareholders. Other than by operation of the restrictions mentioned above, the ability of Converium entities to pay dividends may be restricted or, while dividend payments per se may be legally permitted, may be indirectly influenced by minimum capital and solvency requirements that are imposed by insurance, bank and other regulators in the countries in which the entities operate as well as by other limitations existing in certain of these countries (e.g. foreign exchange control restrictions).

In Switzerland, insurance supervisory regulations require entities to fund their statutory reserves at a minimum level of 20% of net profits until the statutory reserve fund reaches an amount equal to 50% of the statutory share capital, including freely

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

disposable reserves, if any. In the United States, restrictions on payment of dividends are imposed by the Insurance Commissioner of the state of domicile. For CRNA, dividends are payable only from earned surplus and are limited annually to the greater of 10% of the previous year’s policyholders surplus or 100% of the previous year’s statutory net income. Dividends paid in excess of these limitations require prior approval of the Insurance Commissioner of the state of domicile. In Germany, the minimum amount of statutory capital reserves required is 10% of the nominal value of the common stock. If the 10% criterion is met, dividends of up to 100% of current year’s surplus can be paid. If the 10% criterion is not met, dividends are limited to a maximum of 95% of current year’s surplus less the prior year loss carryover. Under German law, an entity’s executive board in consent with the supervisory board has the authority to reclassify up to 100% of the current year surplus to retained earnings, thereby not allowing dividends to be paid (see Note 22).

17. Transactions with Zurich Financial Services

Quota Share Retrocession Agreement

In connection with the Transactions, the transfer of certain historical reinsurance business to Converium AG by ZIC and ZIB was affected by means of the Quota Share Retrocession Agreement effective July 1, 2001. The covered business consists of the business historically managed by Converium, which has an inception or renewal date on or after January 1, 1987, and consists of substantially all of the third-party assumed reinsurance business written by ZIC and ZIB, under the “Zurich Re” brand name. The liabilities Converium AG assumed include all net unearned premiums, net losses and loss adjustment expenses and experience account balances relating to this business.

The Quota Share Retrocession Agreement provides for the payment of premiums to Converium AG by ZIC as consideration for assuming the covered liabilities. The Quota Share Retrocession Agreement provides that these premiums are on a “funds withheld” basis, whereby the premium is not immediately paid, but is rather retained by ZIC and credited to a funds withheld account, which is referred to as the Funds Withheld Asset.

Because the business subject to the Quota Share Retrocession Agreement consists of business that was historically managed by Converium, this business is already reflected in the financial statements. Any reinsurance business written by ZIC or ZIB that is not part of the historically managed and operated third-party reinsurance business of Converium is not covered by the Quota Share Retrocession Agreement, and all related legal rights and obligations of this business have been retained by ZIC and ZIB. Accordingly, this business is excluded from the financial statements. Therefore, execution of the Quota Share Retrocession Agreement has no impact on results of operations as reported.

Converium AG will receive the surplus remaining with respect to the Funds Withheld Asset, if any, after all liabilities have been discharged. Any surplus or any additional cash flows will be recorded in the financial statements in the period when they occur. Additionally, Zurich Financial Services has the right to prepay to Converium AG the full amount or a portion thereof of the Funds Withheld Asset prior to termination of the agreement.

Converium AG continues to administer the transferred business on behalf of ZIC and ZIB, which remain liable to the original cedents of the business. Additionally, Converium AG manages third-party retrocessions related to the business transferred. Converium bears the credit risk for uncollectible reinsurance balances excluding those related to the September 11th terrorist attacks. Converium AG has a broad right of offset under the Quota Share Retrocession Agreement so that reinsurance balances owed to ZIC and ZIB may be offset against the Funds Withheld Asset account directly.

The Quota Share Retrocession Agreement provides for commutation and termination for special reasons, such as insolvency of a party or loss of its authorization to do business or a change of control of Converium AG. Each of the parties agrees to indemnify the other against liability or expense incurred by reason of its conduct or failure to act in appropriate circumstances. The Quota Share Retrocession Agreement contains other provisions that are customary for an agreement of this nature.

Converium has entered into various other transactions with Zurich Financial Services and its subsidiaries, the most significant of which are described below.

CRNA had an intra-Converium aggregate excess of loss reinsurance agreement in place since July 1, 1997 (the “1997 Aggregate Excess of Loss Agreement”). This agreement provided protection to CRNA for losses that exceeded a net retention after amounts recoverable from its outside retrocessionaires. Because the 1997 Aggregate Excess of Loss Agreement pre-dated the Transactions, ZIC was the formal counterparty to CRNA. In October 2001, the 1997 Aggregate Excess of Loss Agreement was amended as follows:

•	CRNA’s coverage for net losses of US$ 320.4 million with respect to all Amerisafe business retroceded to the Unicover Pool remains in effect, with ZIC as counterparty;

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

•	CRNA’s coverage for net losses of US$ 307.5 million from the September 11th terrorist attacks that exceed US$ 58.2 million remains in effect, with ZIC as counterparty; and

•	The remainder of the coverage under the agreement is commuted.

See Notes 7, 9, 11, 15, 18 and 21 for other transactions with Zurich Financial Services.

18. Related party transactions

GAUM

In 2003, Converium finalized an agreement to acquire a 25% stake in GAUM, a leading international commercial and general aviation underwriting agency, as a part of its strategy to strengthen its long-term position in the aviation and space line of business. At that same time, Converium as a shareholder provided a loan to GAUM in the amount of GBP 12.6 million (US$ 19.8 million). In addition, Converium entered into a pool members’ agreement under which it became a member of the aviation and aerospace pools run by GAUM and its subsidiary, Associated Aviation Underwriters Inc.

In February 2004, Converium AG finalized a Sale and Purchase Agreement with Royal and Sun Alliance (“RSA”) to acquire a further 5.1% stake in GAUM, which increased its overall stake to 30.1%. Included within the Sale and Purchase Agreement is a requirement for Converium AG to replace an existing loan from RSA in the amount of GBP 2.5 million (US$ 4.5 million). For the 2004 underwriting year, Converium has committed 27.25% of the overall pool’s capacity of the aviation risks managed by GAUM, compared to 25% for the 2003 underwriting year. Gross premiums assumed through the pools managed by GAUM were US$ 289.0 million, US$ 266.4 million and US$ 64.4 million for 2004, 2003 and 2002, respectively.

The pool members’ agreement with respect to GAUM provides that if a member of the pool has its financial strength rating downgraded below BBB+ by Standard & Poor’s Rating Service it may be served with a notice terminating its membership in the pool upon approval by the committee of representatives of the pool. Converium believes that no formal action was taken by the pool membership committee to serve a notice terminating its membership of Converium. However, the committee has discussed Converium’s downgrade and sought to take action to limit its rights to dispute the validity of any notice served on Converium. The continuation of Converium’s membership at its current rating was likely to be conditional upon its entering fronting arrangements acceptable to other pool members in a timely fashion and thereafter maintaining such arrangements. Converium entered into formal written fronting arrangements, preventing the termination of its membership in the pool. The fronting arrangements require Converium to post collateral to secure its reinsurance obligations under the fronting arrangements. If Converium’s membership were to be reduced to less than a 5% share, it would not be permitted to participate in future pool business and would have to collateralize by way of a letter of credit its obligations under the business written by the pool in its name prior to its termination. If Converium’s membership were terminated, it also may be required to sell its shares in GAUM at an amount less than its carrying value. See Notes 3 and 8 for additional information on GAUM.

MDU

Converium entered into a strategic alliance with the MDU that resulted in a 49.9% participation in MDUSL. MDUSL distributes medical malpractice insurance policies to the members of the MDU. As a result of the initial FSA approval in respect of general liability business, insurance policies underwritten by Converium Insurance (UK) Ltd were issued to members of the MDU beginning July 1, 2003. These insurance policies replaced policies formerly issued in the United Kingdom by Zurich Financial Service’s entities, the majority of which were reinsured by Converium. Gross premiums written from MDU were US$ 170.9 million, US$ 137.3 million and US$ 140.0 million for 2004, 2003 and 2002, respectively.

The MDU Shareholders’ Agreement provides that if Converium’s credit rating is lowered by more than seven points, from its initial “A+” rating, by a recognized credit ratings agency, the MDU may serve it with a Termination Notice. Within sixty days after service of such termination notice, MDU has the right to purchase Converium's 49.9% shareholding in MDU Services Ltd. at a price to be mutually agreed upon by the parties, or to be determined by a valuation expert. The recent ratings downgrades have not triggered the termination provisions of the MDU Shareholders’ Agreement. See Note 8 for additional information on MDU.

SATEC

Converium has a 48% participation in SATEC, a leading global space-underwriting agency based in Venice, Italy. Additionally, in 2002 Converium entered into a usufruct agreement with the two other owners of SATEC regarding some of their participation rights. Gross premiums assumed through the pool managed by SATEC were US$ 10.2 million, US$ 5.9 million and US$ 5.0 million for 2004, 2003 and 2002, respectively. Profit distributions paid from SATEC to Converium with regards to the participation and the usufruct were US$ 0.9 million, US$ 0.8 million and nil for 2004, 2003 and 2002, respectively. In 2004, we have recorded an impairment charge with regard to the usufruct agreement in the amount of US$ 2.4 million.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

RISC Ventures

Converium has retained The RISConsulting Group LLC for certain consulting services, of which Derrell J. Hendrix, a member of the Converium AG Board of Directors, is Manager and Chief Executive Officer. In addition, Derrell J. Hendrix is a manager and owner of approximately 57% of the outstanding share capital of RISC Ventures LLC, a Delaware-based limited liability company created to manage and operate companies engaged in commercializing technologies and intellectual properties developed by The RISConsulting Group LLC and its affiliates. In April 2004, Converium AG invested US$ 2.0 million in RISC Ventures LLC for an approximate 17.5% ownership interest in the entity. For 2004, Converium paid total fees of US$ 250,000 to The RISConsulting Group LLC.

Managing Director

In order to enhance the effectiveness of strategic and operational decision-making and greater collaboration between the Board of Directors and the Global Executive Committee (“GEC”), Converium established the position of Managing Director. On September 10, 2004, Terry G. Clarke was appointed as Converium’s new Managing Director. The Managing Director serves on the Board and has oversight over the day-to-day management of Converium’s business. The Managing Director attends all meetings of the GEC and has veto power over decisions taken by the GEC. In addition to the Managing Director’s regular compensation as a member of the Board of Directors, Terry G. Clarke receives a remuneration of GBP 50,000 (US$ 91,620) per month plus reimbursement for customary expenses. For 2004, Converium paid Terry G. Clarke GBP 190,909 (US$ 349,822) related to this role. In February 2005, Terry G. Clarke assumed the role of Chief Executive Officer of Converium (see Note 26).

19. Supplemental cash flow disclosures

Table 19.1
Supplemental cash flow disclosures

(US$ million)	2004	2003	2002

Income taxes paid	–10.2	–2.7	–2.3

Interest expense paid	–33.1	–31.6	–16.4

20. Fair value of financial instruments

The methods and assumptions used by Converium in estimating the fair value of financial instruments are:

•	Fixed maturities securities: fair values are generally based upon quoted market prices. Where market prices are not readily available, fair values are estimated using either values obtained from independent pricing services or quoted market prices of comparable investments.

•	Equity securities: fair values are based on quoted market prices.

•	Funds Withheld Asset: carrying value of the Funds Withheld Asset approximates fair value.

•	Other investments: for which quoted market prices are not readily available are not fair valued and are not significant to Converium.

•	Cash and short-term investments: carrying amounts approximate fair value.

•	Debt: fair values are generally based upon quoted market prices.

Table 20.1 lists the estimated fair values and carrying values of Converium’s financial instruments as of December 31, 2004 and 2003.

Table 20.1
Fair value of financial instruments

	Total	Total	Total	Total
	fair	carrying	fair	carrying
(US$ million)	value	value	value	value
As of December 31	2004	2004	2003	2003

Fixed maturities	5,678.7	5,685.2	4,935.9	4,928.6

Equity securities	408.5	408.5	840.2	840.2

Other investments (excluding real estate)	133.5	133.5	43.3	43.3

Short-term investments	133.3	133.3	55.8	55.8

Funds Withheld Asset	1,305.1	1,305.1	1,530.6	1,530.6

Cash and cash equivalents	664.9	664.9	280.8	280.8

Debt	–330.6	–390.9	–428.6	–390.6

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

21. Commitments and contingencies

Letter of credit facility

In November 2004, Converium AG obtained a US$ 1.6 billion, three-year syndicated letter of credit facility (the “Syndicated Letter of Credit Facility”) from various banks. The facility provides Converium’s non-US operating companies with a US$ 1.5 billion capacity for issuing letters of credit and a US$ 100.0 million liquidity reserve. It replaces the existing US$ 900.0 million letter of credit facility that was signed in July 2003. As of December 31, 2004, Converium had outstanding letters of credit of US$ 955.7 million under the facility. Investments of US$ 1,060.8 million are pledged as collateral related to the Syndicated Letter of Credit Facility. Converium must maintain the following financial covenants in order to avoid default under the agreement: (i) consolidated total borrowings do not at any time exceed 35% of consolidated tangible net worth, which is defined as total shareholders’ equity less goodwill; and (ii) consolidated tangible net worth must remain greater than US$ 1,237.5 million at all times. Converium pays commission fees on outstanding letters of credit, which are distributed to the facility banks and can only be impacted by a change in the company’s credit rating. The maximum amount of this fee is .50%.

In addition to the Syndicated Letter of Credit Facility, other irrevocable letters of credit of US$ 639.1 million were outstanding at December 31, 2004 to secure certain assumed reinsurance contracts. Investments of US$ 704.7 million are pledged as collateral related to certain of these letters of credit.

As of December 31, 2004, Converium Rückversicherung (Deutschland) AG, Germany had an outstanding commitment of Euro 30.0 million (US$ 40.8 million) to fund an investment in a Morgan Stanley Real Estate Fund (the “Eurozone Office Fund”), a Fonds Commun de Placement under Luxembourg law. The manager can call this commitment at any time during the commitment period to fund working capital needs or the purchase of new investments. As of December 31, 2004 the capital called totaled Euro 6.7 million (US$ 9.1 million).

Converium has entered into various operating leases as lessee for office space and certain computer and other equipment. Rental expenses for these items totaled US$ 15.9 million, US$ 15.9 million and US$ 14.8 million for the years ended Decem-ber 31, 2004, 2003 and 2002, respectively.

Table 21.1 lists minimum future payments under operating leases with terms in excess of one year.

Table 21.1

Minimum future payments under operating leases	Rental
(US$ million)	payments

2005	13.3

2006	13.3

2007	13.2

2008	13.1

2009	11.8

2010 and thereafter	20.9

Total	85.6

Converium AG leases office space from Zurich Financial Services. The lease term is fixed until 2011, with two renewal options for five-year terms each. The lease payments are fixed with annual rent escalations based on a cost of living index.

Converium Rückversicherung (Deutschland) AG leases office space from Zurich Financial Services. The lease term is for a period of ten years, with an option to renew for up to two additional ten-year terms. Lease payments have bi-annual rent escalations based on changes in local real estate price indices.

CRNA entered into a sublease with ZC Resource LLC (“ZC Resource”), a subsidiary of Zurich Financial Services, in July 2001. The sublease has a term of approximately eleven years, ending in 2012. As part of the Transactions, CRNA entered into an agreement to indemnify Global Asset Holdings Limited (“GAHL”), an indirect parent of ZC Resource and a co-guarantor of the prime lease, for losses under the prime lease or the guaranty caused by CRNA’s default under the sublease that results in a default under the prime lease; GAHL, in turn, will indemnify CRNA for any losses under the guaranty caused by a default by ZC Resource under the prime lease. Centre Insurance Company, a subsidiary of Zurich Financial Services, will guaranty the punctual payment of all amounts due by GAHL under the guaranty and all expenses incurred by CRNA enforcing the guaranty. See Note 25 for additional information on guarantees. As a result of the announced run-off of CRNA, Converium is currently evaluating certain of its office leases in North America, and a plan for reduced office space is expected to be approved in 2005 (see Note 26).

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Converium Holding AG and its subsidiaries are continuously involved in legal proceedings, claims and litigation arising, for the most part, in the ordinary course of its business operations as a reinsurer. The outcome of such current legal proceedings, claims and litigation could have a material effect on operating results or cash flows when resolved in a future period. However, in the opinion of management, these matters are not material to Converium’s financial position, with the exception of the matters described below:

Superior National Matters

On January 6 and January 7, 2005, CRNA and CINA, respectively, entered into a Settlement Agreement and Mutual Release (the “Settlement Agreement”) with the California Insurance Commissioner (the “Commissioner”) relating to the January 16, 2002 complaint that the Commissioner filed against a subsidiary of ZFS, Centre Insurance Company (“CIC”) and affiliates, as well as CRNA and CINA (see Note 26). The Commissioner had initiated this action in Superior Court of the State of California, County of Los Angeles, on behalf of the Superior National Insurance Companies in Liquidation (“SNICL”).

The complaint alleged several counts, including voidable preferences and fraudulent transfers, the recovery of transfers totaling US$ 202.9 million, damages for breach of contract in the amount of US$ 59.8 million, additional damages in an amount to be proved at trial, and punitive damages. The overwhelming bulk of the damages sought appeared to arise out of CIC transactions, not CRNA or CINA transactions. As part of the transactions which effectively spunoff CRNA and CINA from ZFS, ZFS agreed to indemnify CRNA and CINA for liabilities arising out of or related to the assets not assumed by or transferred to CRNA and CINA in the separation from ZFS. The principal claim brought against CRNA appeared to arise from CRNA’s commutation of certain reinsurance obligations. In that connection, however, while the complaint did in fact reference the commutation, the payment involved was a commutation payment made by CRNA, not to CRNA. As best as could be discerned, the liquidator was apparently claiming that the amount paid by CRNA was inadequate consideration for the reinsurance obligations commuted and thus this commutation constituted a fraudulent transfer. All the claims, though, were never well defined and no discovery was ever undertaken to better elucidate them.

Neither CRNA nor CINA shall pay any amounts whatsoever in exchange for the full and final discharge of liabilities, as set forth in the Settlement Agreement, that the Commissioner has granted to both companies. Instead, CIC shall be making the full payment that will provide the complete release to CRNA and CINA, as well as all other parties in the complaint. At a hearing on February 17, 2005, the Settlement Agreement was approved by the court presiding over the liquidation of the estates of SNICL. As a result, CIC’s main performance under the settlement is now due 90 days from entry of the approval order. After that period has expired and CIC has performed, dismissals of the case are expected to be entered.

U.S. Life Insurance Company arbitration

The arbitration initiated on November 29, 1999 by U.S. Life Insurance Company (“U.S. Life”) against Superior National Insurance Company in Liquidation (“SNICIL”), CINA and CIC, which was previously reported, has been settled as between U.S. Life and CINA. The settlement in January 2005 followed a December 2004 decision of the arbitration panel to reject U.S. Life’s claim for rescission and to instead reform the reinsurance treaty provided by U.S. Life to a 90% quota share as opposed to a 100% quota share. Life and CINA agreed to settle the matter with a full and final commutation of the treaty in exchange for a commutation payment by U.S. Life (see Note 26).

All American Life Insurance Company arbitration

The arbitration initiated on December 23, 2002 by CRNA and CINA against All American Life Insurance Company (“All Ameri-can”), which was previously reported, has been settled. In May 2004, the parties to the dispute, which concerned a reinsurance treaty provided by All American, agreed to settle the matter with a full and final commutation of the treaty in exchange for a commutation payment by All American. Incurred losses of US$ 9.2 million were recorded in 2004 to reflect this commutation.

Continental Casualty Company arbitration

In December 2002, Continental Casualty Company (“Continental”) and CRNA each demanded arbitration from the other to resolve a dispute arising from a retrocessional contract pursuant to which Continental reinsured CRNA for 50% of certain accident & health exposures CRNA assumed from a third-party insurer. The dispute arose in October 2002 when Continental asserted that the third-party insurer had violated the reinsurance agreement with CRNA in such a way that might give rise to defenses under the reinsurance agreement.

Effective June 2004, Continental and CRNA entered into an Assignment of Rights, Limited Indemnity and Cooperation Agreement (the “Assignment Agreement”) pursuant to which the parties agreed to withdraw their respective demands for arbitration with prejudice. The Assignment Agreement enables Continental, with the cooperation of CRNA, to assert its defenses directly against the insurer and indemnifies CRNA for monetary liability or expenses it incurs resulting from CRNA’s cooperation or Continental’s assertion of its defenses. Following the signing of the Assignment Agreement, Continental, CRNA and the third-party insurer have entered into a series of commutation agreements related to the exposures. These commutations are subject to the approval of the liquidation court governing the insurer, which is currently pending.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Great American Insurance Company arbitration

The arbitration initiated on July 30, 2004 by Great American Insurance Company (“GAIC”) against CRNA, challenging CRNA’s right to invoke a special termination or settlement clause under certain Automobile Residual Value Proportional Reinsurance Agreements (the “Reinsurance Agreements”) with GAIC and seeking resolution of a billing dispute related to the Reinsurance Agreements, which was previously reported, has been settled. In December 2004, the parties to the dispute agreed to settle the matter with a full and final commutation of the Reinsurance Agreements in exchange for a commutation payment by CRNA.

Canada Life

On December 21, 2001, The Canada Life Assurance Company, Toronto (“Canada Life”), brought an action against Converium Rückversicherung (Deutschland) AG (“Converium Germany”) in the US District Court of the Southern District of New York. Canada Life alleged that Converium Germany breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an US$ 82.4 million letter of credit for its liability pursuant to the ISA facilities’ underlying agreements. Converium Germany is disputing this claim on the grounds that its liability under the pertinent contracts is limited and is also raising other contracts defenses. In its decision of April 11, 2002, the US District Court of the Southern District of New York dismissed Canada Life’s action, ruling that The Air Transportation Safety and System Stabilization Act, which Canada Life claimed to give the court jurisdiction over the subject matter, is not applicable. The court ruled that the Act applies broadly to the actions filed by individual victims of the September 11th attacks but does not apply to disputes among reinsurers. The Second Circuit Court of Appeal affirmed the dismissal. As a result of the decision of the US District Court of the Southern District of New York, Converium Germany sent Canada Life a request to arbitrate. Following the organizational meeting of the arbitrators on October 8, 2003, the discovery and deposition began. The hearing is expected to take place in the first quarter of 2005. Meanwhile, the arbitration panel ordered Converium Germany to post pre-award security in the form of a Letter of Credit in the amount of US$ 66.0 million, which Converium Germany has complied with.

Converium Germany has fully reserved this claim. However, arrangements entered into with Zurich Financial Services provide for the claim to be covered by the agreed-to cap for September 11th related losses provided to us by Zurich Financial Services in conjunction with Converium’s Initial Public Offering.

Current industry issues

To date, Converium is neither a defendant in the lawsuit that New York State Attorney General, Elliott Spitzer, filed against a leading US insurance broker on October 14, 2004, nor has Converium been contacted with respect to the lawsuit or any related investigation. There has been widespread speculation in the media regarding the potential impact and scope of the Spitzer investigation on the insurance industry. As the investigation appears to be in the preliminary phases it is difficult to predict whether it will be expanded to include other industry participants.

Class action lawsuits

Commencing on October 4, 2004, seven securities class action lawsuits have been filed against Converium and certain of its officers and directors. The complaints are as follows: Meyer v. Converium Holding AG, et al., 04 CV 07897, which names Converium Holding AG, Dirk Lohmann and Martin Kauer as defendants, and is purportedly brought as a class action on behalf of persons who purchased our securities between December 11, 2001 and July 20, 2004; Criden v. Converium Holding AG, et al., 04 CV 8060, which names Converium Holding AG, Dirk Lohmann and Martin Kauer as defendants, and is purportedly brought as a class action on behalf of persons who purchased our securities between December 11, 2001 and July 20, 2004; Taylor v. Converium Holding AG, et al., 04 CV 8038, which names Converium Holding AG, Zurich Financial Services Group, Peter C. Colombo, Georg Mehl, George G. C. Parker, Derrell J. Hendrix, Jürgen Förterer, Terry G. Clarke, Anton K. Schnyder, Dirk Lohmann, Martin Kauer, Richard E. Smith and Frank Schaar as defendants, and is purportedly brought as a class action on behalf of persons who purchased our securities between December 11, 2001 and August 30, 2004; Jakob v. Converium Holding AG, et al., which names Converium Holding AG, Zurich Financial Services Group, Peter C. Colombo, Georg Mehl, George G. C. Parker, Derrell J. Hendrix, Jürgen Förterer, Terry G. Clarke, Anton K. Schnyder, Dirk Lohmann, Martin Kauer, Richard E. Smith and Frank Schaar as defendants, and is purportedly brought as a class action on behalf of persons who purchased our securities between December 11, 2001 and August 30, 2004; Maxfield v. Converium Holding AG, et al., 04-CV-08994, which names Converium Holding AG, Peter C. Colombo, Martin Kauer and Dirk Lohmann, and is purportedly brought as a class action on behalf of persons who purchased our securities between December 11, 2001 and September 2, 2004; Bassin v. Converium Holding AG, et al., 04 CV 08295, which names Converium Holding AG, Peter C. Colombo, Martin Kauer and Dirk Lohmann as defendants, and is purportedly brought as a class action on behalf of purchasers of our securities between December 11, 2001 and September 2, 2004 (see Note 26); and Rubin v. Converium Holding AG, et al., Index No. 04-117332, which names Converium Holding AG, Zurich Financial Services Group, Peter C. Colombo, Georg Mehl, George G. C. Parker, Derrell J. Hendrix, Jürgen Förterer, Terry G. Clarke, Anton K. Schnyder, Dirk Lohmann, and Martin Kauer as defendants, and is purportedly brought as a class action on behalf of persons who purchased our securities between December 11, 2001 and August 30, 2004.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

The first five complaints, each of which was filed in the Southern District of New York, assert claims for violations of Section 10(b), Rule 10b-5 promulgated thereunder, and Section 20(a) of the Securities Exchange Act of 1934, and allege, among other things, that, contrary to representations, we did not establish adequate loss reserves to cover claims by policyholders; that our announced reserve increases prior to July 20, 2004 were insufficient; and that, as a result of the foregoing, our earnings and assets were materially overstated. Rubin v. Converium Holding AG, et al., Index No. 04-117332, was filed in New York State Court, and makes similar allegations directed at the Company’s Registration Statement and Prospectus issued in connection with the IPO under sections 11, 12, and 15 of the Securities Act of 1933. Further, certain of the complaints allege violations of Securities and Exchange Commission reporting obligations and generally accepted accounting principles. In each case, plaintiffs are seeking unspecified compensatory damages, attorney’s fees and expert fees. It is possible that additional suits alleging similar claims may be filed in the future.

We intend to defend the remaining lawsuits vigorously. The actions are in the preliminary phases; thus, the timing and outcome of these matters are not currently predictable. An unfavorable outcome could have a material effect on our financial condition, results of operations and cash flows.

U.S. Securities and Exchange Commission investigation

In August 2004, CRNA received a request for voluntary production of documents and information from the enforcement staff of the U.S. Securities and Exchange Commission (the “Commission”). As a result of that request, Converium understands that the Commission is conducting an investigation to determine whether there have been violations of the US federal securities laws in connection with transactions in Converium’s securities by certain persons, including certain of its insiders, prior to Converium’s announcement on July 20, 2004 that its second quarter 2004 earnings would fall short of expectations due to higher than modeled US casualty loss emergence primarily related to the underwriting years 1997 to 2001.

CRNA has voluntarily responded to the Commission’s request, and intends to continue to cooperate with the Commission.

Investigation by the Swiss Federal Banking Commission

In November 2004, the Federal Banking Commission requested certain information in conjunction with the sequence of events in conjunction with Converium’s announcement on July 20, 2004 that its second quarter 2004 earnings would fall short of expectations due to higher than modeled US casualty loss emergence primarily related to the underwriting years 1997 to 2001. Converium fully complied with the respective request by providing all relevant information to the Commission.

22. Regulation

As a result of the developments in the latter part of 2004, various regulatory actions have occurred, the most significant of which are set forth below:

United States

As a result of the reserve strengthening Converium recorded in 2004 and the subsequent placement of its North American business into run-off, the Connecticut Insurance Department (the “Department”) has implemented additional financial monitoring of CRNA. CRNA has entered into a letter of understanding with the Department pursuant to which CRNA will be prevented from taking a number of actions without first obtaining the Department’s approval, including:

•	Making any material change in its management or operations;

•	Making any withdrawal of monies from its bank accounts, disbursements or payments outside the ordinary course of the business run-off;

•	Incurring any debt, obligation or liability for borrowed money not related directly to the ordinary course of the business run-off;

•	Writing, assuming or issuing any new insurance policies;

•	Making any dividend payment or other payment or distribution to or engaging in any transaction, or entering into any agreement directly or indirectly with its parent company, or any affiliated company;

•	Entering into any new material reinsurance agreement; and

•	Entering into any sales, purchases, exchanges, loans, extensions of credit or investments not in the ordinary course of its run-off business.

In addition, CRNA will be required to provide to the Department written reports on a monthly basis containing detailed information on all commutations of reinsurance treaties and related activities, including specific impact on CRNA’s statutory financial statements, as well as any additional reports that the Department reasonably determines are necessary to ascertain the financial condition of the Company. The letter of understanding does not preclude the Department from initiating any further actions that it deems in its discretion to be necessary for the protection of CRNA’s policyholders, reinsureds and the public.

The foregoing requirements will continue until March 15, 2005, at which time the Department will reassess the financial condition of CRNA.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

The recent ratings downgrades as well as our decision to place CRNA into run-off have triggered “special funding” clauses in CRNA’s and CINA’s reinsurance and insurance contracts. These clauses require CRNA and CINA to provide collateral for their payment obligations under those contracts. In addition, state insurance regulators may request that CRNA and CINA make special deposits in their states or provide collateral for contracts issued to residents of their states. The approval of the Department is required before we provide such collateral. If the Department withholds its approval, we would be in default under contracts that have special funding clauses unless the other party to the contract has waived the requirement. In addition, state insurance regulators that requested special deposits or collateral could seek to revoke CRNA’s or CINA’s licenses or initiate proceedings to take possession of the property, business and affairs of CRNA or CINA in their respective states.

Switzerland

By letter dated September 27, 2004 the Federal Office of Private Insurance (“FOPI”), the insurance and reinsurance regulator in Switzerland, has requested that Converium AG provide notice on certain inter-group transactions between Converium AG and its subsidiaries including loans, guarantees, cost-sharing agreements, capital injections, and investments in subsidiaries. Furthermore the FOPI requested by letter dated October 14, 2004 certain additional information including Converium’s business strategy, planning, reserves, solvency and collateral issues. Converium is cooperating with the FOPI and is providing all required information and documentation.

In December 2004, per the FOPI’s request, Converium AG agreed to submit for approval the following inter-group transactions: inter-group loans and capital increases to subsidiaries exceeding US$ 100.0 million; guarantees exceeding US$ 10.0 million; transfer of portfolios or novations involving changes in reserves exceeding US$ 25.0 million, dividends to Converium Holding AG and all inter-group reinsurance transactions that are not at arm’s length. Absent consent of the FOPI, the inter-group transactions exceeding the thresholds could not be executed, which may in turn have an impact on the funding in conjunction with inter-group transactions.

Accounting impact of reserve strengthening and related impairment of goodwill and deferred taxes

For accounting purposes, Converium Holding AG and Converium AG are both required to perform an annual assessment of the carrying value of investments in affiliates as part of the annual statutory financial statement process. This annual impairment assessment is conducted in the fourth quarter of each calendar year when it is considered that the best financial information is available to perform this test. In order to assess the fair value of each investment, management utilizes a number of internationally recognized valuation techniques taking into account the fair value of the existing balance sheet, current projected business plans and credit rating and foreign exchange rate assumptions. Swiss law allows companies to value assets below their economic value in their local statutory accounts.

As a result of the reserve strengthening and related impairment of goodwill and deferred taxes, Converium Holdings (North America) Inc. (“CHNA”) recorded an impairment charge of US$ 571.5 million in its US GAAP accounts with regards to its participation in CRNA. This impairment did not have a material impact on the consolidated financial position or results of operations. As of December 31, 2004 CHNA reported a value of US$ 331.0 million for its investment in CRNA in its US GAAP accounts.

In respect of Converium AG’s investment in CHNA, Converium AG recorded an impairment charge of US$ 802.4 million in its US GAAP accounts and of CHF 1,332.4 million in its local statutory accounts in the fourth quarter of 2004. These impairment charges did not have a material impact on the consolidated financial position or results of operations. As of December 31, 2004 Converium AG reported a value of US$ 133.7 million for its investment in CHNA in its US GAAP accounts.

Similarly, Converium Holding AG performed an annual impairment test on its investment in Converium AG as well as on the note receivable from CRNA as part of its Swiss annual statutory financial statement process, adopting the valuation principles outlined above. In the fourth quarter of 2004, Converium Holding AG recorded an impairment charge of CHF 1,332.4 million in its local statutory accounts with regards to its participation in Converium AG, respectively of CHF 170.6 million with regards to the note receivable from CRNA.

Germany

Solvency requirements

In late 2004, in order to meet newly established solvency requirements for reinsurance companies in Germany, Converium Rückversicherung (Deutschland) AG increased its capital on a local statutory basis by Euro 100.0 million (US$ 135.9 million). This was accomplished by means of a capital contribution from Converium AG in the amount of Euro 80.0 million (US$ 108.7 million). In addition, Converium AG granted Converium Rückversicherung (Deutschland) AG a subordinated loan in the amount of Euro 20.0 million (US$ 27.2 million) for a term of twenty years.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Establishment of branch office

In November 2004, Converium AG established a branch office in Cologne, Germany. This move was made in response to the favorable legal regulatory environment in Germany as the rules regarding establishment of branch offices were slated to change as of January 1, 2005.

23. Consolidated entities

A list of operating entities and other important holdings, together with the country of incorporation, Converium’s ownership interest and the share capital of each entity, is set out below.

	Country of	% of equity		Share
	incorporation	shares held	Currency	capital

Converium Rückversicherung (Deutschland) AG	Germany	100	EUR	4,601,627

Converium Finance S.A.	Luxembourg	100	EUR	31,000

Converium Holding AG	Switzerland	100	CHF	733,447,310

Converium AG	Switzerland	100	CHF	400,000,000

Converium Holdings (North America) Inc.	US	100	US$	1

Converium Reinsurance (North America) Inc.	US	100	US$	3,500,000

Converium Insurance (North America) Inc.	US	100	US$	5,000,000

Converium Holding (UK) Ltd	UK	100	GBP	101

Converium Insurance (UK) Ltd	UK	100	GBP	60,000,000

Converium London Management Ltd	UK	100	GBP	1,000

Converium Underwriting Ltd	UK	100	GBP	2

Converium IP Management Ltd*	Bermuda	100	US$	12,000

Converium Finance (Bermuda) Ltd*	Bermuda	100	US$	12,000

*	Converium has incorporated two new companies effective as of December 17, 2004. The scope of these companies is to effectively manage Converium’s brand.

24. (Loss) earnings per share

Converium Holding AG purchased 368,463 shares and 377,650 shares during 2004 and 2003, respectively, related to share-based compensation plans.

The following table shows the average shares outstanding:

(in US$ million, except per share information)
For the years ended December 31	2004	2003	2002

Net (loss) income	–760.8	185.1	106.8

Average shares outstanding (millions)	63.4	39.8	39.9

Average diluted shares outstanding (millions)	64.1	40.3	40.5

Basic (loss) earnings per share	–12.00	2.33	1.34

Diluted (loss) earnings per share	–12.00	2.32	1.33

(Loss) earnings per share and average shares outstanding for 2004 reflect the addition of the 106,683,245 new shares issued in the Rights Offering that occurred in October 2004 (see Note 16). The (loss) earnings per share calculation is based on an adjusted number of average shares outstanding and the 2003 and 2002 amounts have been restated accordingly.

Diluted (loss) earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding is increased to include potential common shares, such as shares from non-vested stock grants and the assumed exercise of stock options, if dilutive.

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

25. Subsidiary issuer information

Presented below are the consolidating balance sheets of Converium Holding AG (the “parent guarantor”), Converium AG (the “subsidiary guarantor”) (together the “guarantor companies”), and Converium Finance S.A. (the “subsidiary issuer”), for whom the Guaranteed Subordinated Notes are guaranteed, as of December 31, 2004 and 2003, and the related condensed consolidating statements of income and condensed consolidating statements of cash flows for each of the three years in the period ended December 31, 2004. The guarantor companies have jointly and severally guaranteed payments by the subsidiary issuer on these notes. The subsidiary issuer and subsidiary guarantor are wholly owned subsidiaries of the parent guarantor.

Investments in subsidiaries are accounted for by the guarantor companies under the equity method for purposes of supplemental consolidating presentation as of the effective date of the acquisition. Earnings of subsidiaries are reflected in the investment accounts of the guarantor companies as of the effective date of the acquisition.

Information for the parent guarantor and the subsidiary issuer is only included from the date of formation.

Condensed consolidating
statements of income
				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2004	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Revenues
Net premiums written	–	2,629.8	–	923.2	–	3,553.0

Net premiums earned	–	2,534.2	–	1,150.9	–	3,685.1

Net investment income	13.4	189.4	13.4	122.1	–26.7	311.6

Net realized capital gains (losses)	–	12.6	–	33.9	–	46.5

Other income (loss)	23.5	–41.1	19.0	–4.0	–	–2.6

Total revenues	36.9	2,695.1	32.4	1,302.9	–26.7	4,040.6

Benefits, losses and expenses
Losses, loss adjustment expenses and life benefits	–	–1,968.3	–	–1,294.8	–	–3,263.1

Underwriting acquisition costs	–	–655.9	–	–186.6	–	–842.5

Other operating and administration expenses	–11.6	–103.2	–0.1	–103.0	–	–217.9

Interest expense	–10.6	–0.4	–16.5	–32.3	26.7	–33.1

Impairment of goodwill	–	–	–	–94.0	–	–94.0

Amortization of intangible assets	–	–9.9	–	–	–	–9.9

Restructuring costs	–	–0.2	–	–2.5	–	–2.7

Total benefits, losses and expenses	–22.2	–2,737.9	–16.6	–1,713.2	26.7	–4,463.2

Income (loss) before taxes	14.7	–42.8	15.8	–410.3	–	–422.6

Income tax benefit (expense)	2.5	–50.4	–0.1	–290.2	–	–338.2

Income (loss) before equity in (loss) income of subsidiaries	17.2	–93.2	15.7	–700.5	–	–760.8

Equity in (loss) income of subsidiaries	–778.0	–684.8	–	–	1,462.8	–

Net (loss) income	–760.8	–778.0	15.7	–700.5	1,462.8	–760.8

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Consolidating balance sheets
				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
December 31, 2004	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Assets
Invested assets
Fixed maturities	–	2,956.6	14.8	2,713.8	–	5,685.2

Equity securities	–	255.8	–	152.7	–	408.5

Investment in subsidiaries	1,661.5	559.4	–	–	–2,220.9	–

Notes receivable	196.7	49.2	175.0	135.9	–556.8	–

Short-term and other investments	–	306.3	–	99.3	–	405.6

Total investments	1,858.2	4,127.3	189.8	3,101.7	–2,777.7	6,499.3

Funds Withheld Asset	–	1,305.1	–	–	–	1,305.1

Total invested assets	1,858.2	5,432.4	189.8	3,101.7	–2,777.7	7,804.4

Other assets
Cash and cash equivalents	2.1	329.2	4.2	329.4	–	664.9

Premiums receivable	–	1,890.4	–	285.3	2.3	2,178.0

Reinsurance assets	–	917.6	–	2,267.3	–1,613.6	1,571.3

Funds held by reinsureds	–	1,418.1	–	717.9	–414.7	1,721.3

Deferred policy acquisition costs	–	418.2	–	66.5	–	484.7

Deferred income taxes	–	13.0	–	65.3	–	78.3

Other assets	32.5	333.8	65.8	100.6	–93.0	439.7

Total assets	1,892.8	10,752.7	259.8	6,934.0	–4,896.7	14,942.6

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	–	5,870.6	–	4,038.1	–1,131.8	8,776.9

Unearned premiums, gross	–	1,058.9	–	533.6	–280.2	1,312.3

Future life benefits, gross	–	87.7	–	549.6	–91.5	545.8

Other reinsurance liabilities	–	1,382.6	–	105.4	–112.7	1,375.3

Funds held under reinsurance contracts	–	226.7	–	567.4	–414.8	379.3

Deferred income taxes	–	90.6	–	66.6	–	157.2

Accrued expenses and other liabilities	0.6	374.1	1.4	179.2	–270.6	284.7

Notes payable	172.0	–	–	202.2	–374.2	–

Debt	–	–	193.6	197.3	–	390.9

Total liabilities	172.6	9,091.2	195.0	6,439.4	–2,675.8	13,222.4

Equity
Common stock and additional paid-in capital	1,977.8	1,941.2	–	1,286.9	–3,228.1	1,977.8

Unearned stock compensation	–7.5	–	–	–	–	–7.5

Total accumulated
comprehensive income (loss)	304.1	277.7	9.4	56.0	–343.1	304.1

Retained (deficit) earnings	–554.2	–557.4	55.4	–848.3	1,350.3	–554.2

Total equity	1,720.2	1,661.5	64.8	494.6	–2,220.9	1,720.2

Total liabilities and equity	1,892.8	10,752.7	259.8	6,934.0	–4,896.7	14,942.6

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Condensed consolidating
statements of cash flows
				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2004	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Cash provided by (used in) operating activities	41.6	634.4	2.1	–453.6	–	224.5

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	–	–214.9	–	–13.3	–	–228.2

Proceeds from sales and maturities of fixed maturities	–	936.3	–	3,179.7	–	4,116.0

Purchases of fixed maturities available-for-sale	–	–1,663.5	–	–2,756.7	–	–4,420.2

Proceeds from sales of equity securities	–	279.6	–	703.5	–	983.1

Purchases of equity securities	–	–61.6	–	–479.7	–	–541.3

Net increase in short-term investments	–	–20.4	–	–50.8	–	–71.2

Proceeds from sales of other assets	–	54.2	–	28.1	–	82.3

Purchase of other assets	–	–128.4	–	12.6	–	–115.8

Notes receivable	–46.7	–49.2	–	–135.9	231.8	–

Investment in subsidiaries	–355.1	–108.7	–	–	463.8	–

Net cash provided by (used in) investing activities	–401.8	–976.6	–	487.5	695.6	–195.3

Cash flows from financing activities
Capital contribution	–	402.9	–	108.7	–511.6	–

Notes payable	22.0	182.6	–	27.2	–231.8	–

Net purchases of common shares	–6.0	–	–	–	–	–6.0

Dividends to shareholders	–47.8	–47.8	–	–	47.8	–47.8

Proceeds from Rights Offering	428.4	–	–	–	–	428.4

Rights Offering issuance costs	–25.1	–	–	–	–	–25.1

Net cash provided by (used in) financing activities	371.5	537.7	–	135.9	–695.6	349.5

Effect of exchange rate changes on cash and cash equivalents	–10.4	11.8	–	4.0	–	5.4

Change in cash and cash equivalents	0.9	207.3	2.1	173.8	–	384.1

Cash and cash equivalents as of January 1	1.2	121.9	2.1	155.6	–	280.8

Cash and cash equivalents as of December 31	2.1	329.2	4.2	329.4	–	664.9

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Condensed consolidating
statements of income				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2003	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Revenues
Net premiums written	—	2,492.4	—	1,334.6	—	3,827.0

Net premiums earned	—	2,392.8	—	1,283.7	—	3,676.5

Net investment income	11.0	129.5	12.5	103.5	–23.5	233.0

Net realized capital (losses) gains	—	–10.7	—	29.1	—	18.4

Other income (loss)	35.0	–30.8	39.5	–5.7	–35.3	2.7

Total revenues	46.0	2,480.8	52.0	1,410.6	–58.8	3,930.6

Benefits, losses and expenses
Losses, loss adjustment expenses and life benefits	—	–1,588.9	—	–1,085.3	—	–2,674.2

Underwriting acquisition costs	—	–522.1	—	–251.1	—	–803.2

Other operating and administration expenses	–8.6	–119.1	4.1	–107.4	33.2	–197.8

Interest expense	–10.5	—	–16.5	–29.6	25.6	–31.0

Total benefits, losses and expenses	–19.1	–2,260.1	–12.4	–1,473.4	58.8	–3,706.2

Income (loss) before taxes	26.9	220.7	39.6	–62.8	—	224.4

Income tax (expense) benefit	–3.5	–32.6	—	–3.2	—	–39.3

Income (loss) before equity in income (loss) of subsidiaries	23.4	188.1	39.6	–66.0	—	185.1

Equity in income (loss) of subsidiaries	161.7	–26.4	—	—	–135.3	—

Net income (loss)	185.1	161.7	39.6	–66.0	–135.3	185.1

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Consolidating balance sheets				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
December 31, 2003	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Assets
Invested assets
Fixed maturities	—	1,925.5	14.8	2,984.3	—	4,928.6

Equity securities	—	441.8	—	398.4	—	840.2

Investment in subsidiaries	2,006.8	1,117.4	—	—	–3,124.2	—

Notes receivable	150.0	—	175.0	—	–325.0	—

Short-term and other investments	44.7	187.5	—	41.8	–44.7	229.3

Total investments	2,201.5	3,676.2	189.8	3,424.5	–3,493.9	5,998.1

Funds Withheld Asset	—	1,530.6	—	—	—	1,530.6

Total invested assets	2,201.5	5,206.8	189.8	3,424.5	–3,493.9	7,528.7

Other assets
Cash and cash equivalents	1.2	121.9	2.1	155.6	—	280.8

Premiums receivable	—	1,477.4	—	812.8	–281.9	2,008.3

Reinsurance assets	—	790.7	—	2,221.4	–1,069.5	1,942.6

Funds held by reinsureds	—	1,043.4	—	587.3	–256.7	1,374.0

Deferred policy acquisition costs	—	293.6	—	86.5	—	380.1

Deferred income taxes	—	32.7	—	312.4	—	345.1

Other assets	42.7	170.2	46.1	233.9	2.1	495.0

Total assets	2,245.4	9,136.7	238.0	7,834.4	–5,099.9	14,354.6

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	—	4,764.0	—	3,759.1	–680.3	7,842.8

Unearned premiums, gross	—	827.2	—	867.8	–227.6	1,467.4

Future life benefits, gross	—	62.4	—	496.8	–75.7	483.5

Other reinsurance liabilities	—	1,040.4	—	398.9	–352.0	1,087.3

Funds held under reinsurance contracts	—	247.7	—	538.9	–256.8	529.8

Deferred income taxes	—	71.4	—	86.9	—	158.3

Accrued expenses and other liabilities	12.1	116.8	0.8	240.2	–58.3	311.6

Notes payable	150.0	—	—	175.0	–325.0	—

Debt	—	—	193.4	197.2	—	390.6

Total liabilities	162.1	7,129.9	194.2	6,760.8	–1,975.7	12,271.3

Equity
Common stock and additional paid-in capital	1,569.7	1,546.1	—	1,169.3	–2,715.4	1,569.7

Unearned stock compensation	–6.1	—	—	—	—	–6.1

Total accumulated other comprehensive income	261.4	242.7	4.2	51.8	–298.7	261.4

Retained earnings (deficit)	258.3	218.0	39.6	–147.5	–110.1	258.3

Total equity	2,083.3	2,006.8	43.8	1,073.6	–3,124.2	2,083.3

Total liabilities and equity	2,245.4	9,136.7	238.0	7,834.4	–5,099.9	14,354.6

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Condensed consolidating
statements of cash flows				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2003	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Cash provided by (used in) operating activities	3.3	1,217.9	–1.1	45.2	—	1,265.3

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	—	–192.4	—	—	—	–192.4

Proceeds from sales and maturities of fixed maturities available-for-sale	—	904.9	—	2,908.5	—	3,813.4

Purchases of fixed maturities available-for-sale	—	–1,828.1	–14.8	–3,211.1	—	–5,054.0

Proceeds from sales of equity securities	—	47.8	—	46.5	—	94.3

Purchases of equity securities	—	–178.2	—	–66.0	—	–244.2

Net decrease (increase) in short-term investments	3.6	256.6	42.7	–25.8	—	277.1

Purchase of note receivable	—	—	–25.0	—	25.0	—

Investment in subsidiaries	29.9	–106.8	—	—	76.9	—

All other investing activity	—	–17.1	—	–4.9	—	–22.0

Net cash provided by (used in) investing activities	33.5	–1,113.3	2.9	–352.8	101.9	–1,327.8

Cash flows from financing activities
Capital contribution	—	—	—	106.8	–106.8	—

Issuance of notes payable	—	—	—	25.0	–25.0	—

Net purchases of common shares	–17.3	—	—	—	—	–17.3

Dividends to shareholders	–29.9	–29.9	—	—	29.9	–29.9

Net cash (used in) provided by financing activities	–47.2	–29.9	—	131.8	–101.9	–47.2

Effect of exchange rate changes on cash and cash equivalents	10.8	18.7	—	–0.5	—	29.0

Change in cash and cash equivalents	0.4	93.4	1.8	–176.3	—	–80.7

Cash and cash equivalents as of January 1	0.8	28.5	0.3	331.9	—	361.5

Cash and cash equivalents as of December 31	1.2	121.9	2.1	155.6	—	280.8

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Condensed consolidating
statements of income				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2002	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Revenues
Net premiums written	–	1,829.6	–	1,492.6	–	3,322.2

Net premiums earned	–	1,622.4	–	1,543.1	–	3,165.5

Net investment income	12.6	117.0	0.1	135.8	–13.7	251.8

Net realized capital (losses) gains	–	–13.9	–	3.6	–	–10.3

Other (loss) income	–0.5	11.9	–	–2.5	–10.1	–1.2

Total revenues	12.1	1,737.4	0.1	1,680.0	–23.8	3,405.8

Benefits, losses and expenses
Losses and loss adjustment expenses and life benefits	–	–1,178.7	–	–1,313.3	–	–2,492.0

Underwriting acquisition costs	–	–291.0	–	–375.7	–	–666.7

Other operating and administration expenses	20.7	–98.6	0.2	–95.6	–	–173.3

Interest expense	–10.7	–1.2	–0.3	–28.0	23.8	–16.4

Total benefits, losses and expenses	10.0	–1,569.5	–0.1	–1,812.6	23.8	–3,348.4

Income (loss) before taxes	22.1	167.9	–	–132.6	–	57.4

Income tax (expense) benefit	–2.2	0.5	–	51.1	–	49.4

Income (loss) before equity in income (loss) of subsidiaries	19.9	168.4	–	–81.5	–	106.8

Equity in income (loss) of subsidiaries	86.9	–81.5	–	–	–5.4	–

Net income (loss)	106.8	86.9	–	–81.5	–5.4	106.8

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

Condensed consolidating
statements of cash flows				Non-
(US$ million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2002	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Cash provided by operating activities	2.0	635.2	1.1	232.1	–	870.4

Cash flows from investing activities
Proceeds from sales and maturities of fixed maturities	–	476.6	–	4,096.7	–	4,573.3

Purchases of fixed maturities	–	–1,054.1	–	–4,321.2	–	–5,375.3

Proceeds from sales of equity securities	–	144.1	–	455.1	–	599.2

Purchases of equity securities	–	–284.1	–	–367.0	–	–651.1

Net (increase) decrease in short-term investments	–3.6	–264.6	–42.7	82.4	–	–228.5

Purchase of note receivable	–	–	–150.0	–	150.0	–

Investment in subsidiaries	–	–104.8	–	–	104.8	–

All other investing activity	–	–9.9	–1.8	0.8	–	–10.9

Net cash (used in) provided by investing activities	–3.6	–1,096.8	–194.5	–53.2	254.8	–1,093.3

Cash flows from financing activities
Issuance of guaranteed subordinated notes	–	–	193.7	–	–	193.7

Issuance of note payable	–	150.0	–	–	–150.0	–

Capital contribution	–	–	–	104.8	–104.8	–

Purchases of common shares	–14.7	–	–	–	–	–14.7

Net cash (used in) provided by financing activities	–14.7	150.0	193.7	104.8	–254.8	179.0

Effect of exchange rate changes on cash and cash equivalents	–	–0.6	–	–14.5	–	–15.1

Change in cash and cash equivalents	–16.3	–312.2	0.3	269.2	–	–59.0

Cash and cash equivalents as of January 1	17.1	340.7	–	62.7	–	420.5

Cash and cash equivalents as of December 31	0.8	28.5	0.3	331.9	–	361.5

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements (continued)

26. Subsequent events

Restructuring costs

As a result of the transition to a run-off entity in North America, a decision was made in January 2005 to vacate our primary office space in New York, New York and consolidate in our Stamford, Connecticut office space. We expect the effective date of the transfer to be July 1, 2005. Associated costs will be recorded as restructuring costs.

Winter Storm Erwin

Winter storm Erwin which swept across Northern Europe in January 2005 is expected to result in pre-tax losses for Converium ranging between US$ 25.0 million and US$ 40.0 million, which is reflective of the Company’s market position in the region. Total estimated industry losses of Erwin range from US$ 1.3 billion to US$ 1.8 billion.

Settlement of Superior National Matters

On January 6 and January 7, 2005, CRNA and CINA, respectively, entered into the Settlement Agreement with the Commissioner relating to the January 16, 2002 complaint that the Commissioner filed against a subsidiary of ZFS, CIC and affiliates, as well as CRNA and CINA. The Commissioner had initiated this action in the Superior Court of the State of California, County of Los Angeles, on behalf of the SNICL.

Neither CRNA nor CINA shall pay any amounts whatsoever in exchange for the full and final discharge of liabilities, as set forth in the Settlement Agreement, that the Commissioner has granted to both companies. Instead, CIC shall be making the full payment that will provide the complete release to CRNA and CINA, as well as all other parties in the complaint. At a hearing on February 17, 2005, the Settlement Agreement was approved by the court presiding over the liquidation of the estates of SNICL. As a result, CIC’s main performance under the settlement is now due 90 days from entry of the approval order. After that period has expired and CIC has performed, dismissals of the case are expected to be entered (see Note 21).

Settlement of U.S. Life Insurance Company arbitration

The arbitration initiated on November 29, 1999 by U.S. Life against SNICIL, CINA and CIC, has been settled as between U.S. Life and CINA. The settlement in January 2005 followed a December 2004 decision of the arbitration panel to reject U.S. Life’s claim for rescission and to instead reform the reinsurance treaty provided by U.S. Life to a 90% quota share as opposed to a 100% quota share. U.S. Life and CINA agreed to settle the matter with a full and final commutation of the treaty in exchange for a commutation payment by U.S. Life (see Note 21).

Class action lawsuits

On January 21, 2005, Bassin v. Converium Holding AG, et al., 04 CV 08295, a class action lawsuit against Converium and certain officers and directors was voluntarily dismissed, without prejudice, by the plaintiff in that action (see Note 21).

Appointment of Chief Executive Officer

On February 23, 2005, the Board of Directors appointed Terry G. Clarke to the position of Chief Executive Officer of Converium. Terry G. Clarke will continue to be a member of the Board of Directors (see Note 18).

Converium Holding AG
Report of the statutory auditors

To the Annual General Meeting of Converium Holding AG, Zug

As statutory auditors, we have audited the accounting records and the financial statements (statements of income, balance sheets and notes included on pages 108 to 113) of Converium Holding AG for the year ended December 31, 2004.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the Company’s Articles of Incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers Ltd

M. Frei	A. Hill

Zurich, March 4, 2005

Converium Holding AG
Principal activity and review of the year

Converium Holding AG is the holding company of Converium with primary listings on the SWX Swiss Exchange and on the NYSE New York Stock Exchange.

Converium Holding AG was incorporated on June 19, 2001 with a share capital of CHF 100,000. As part of the Transactions, Converium Holding AG was established as the holding company of Converium and its share capital was increased to CHF 400,000,000. The shares of Converium Holding AG were placed in an initial public offering in December 2001 and trading in Converium Holding AG shares started on the SWX Swiss Exchange and NYSE New York Stock Exchange on December 11, 2001.

In October 2004, Converium’s share capital was increased by CHF 533,416,225 by issuing 106,683,245 shares at CHF 5 each. The additional shares were issued, and Converium’s corresponding capital increase (and reduction of the nominal value) was recorded in the Commercial Register of the Canton of Zug (Switzerland) on October 12, 2004. After the registration of the shares in the Commercial Register of the Canton of Zug, Converium’s issued outstanding share capital was CHF 733,447,310, divided into 146,689,462 shares with a nominal value of CHF 5.

Its principal activity is the holding of affiliates and the management of the Converium brand. In late 2004, Converium Holding AG founded Converium IP Management Ltd, Bermuda, a fully owned subsidiary, established to explore the Converium brand.

The income consists mainly of dividend income, interest income and royalty fees. Going forward, Converium Holding AG’s income will no longer include royalty fees as a result of the establishment of Converium IP Management Ltd.

As a result of reserve developments, impairments, and the weakening of the US dollar against the Swiss franc, investments in affiliates was impaired by CHF 1,332.4 million as of December 31, 2004.

The net loss of Converium Holding AG was CHF 1,525.0 million for the year ended December 31, 2004.

Converium Holding AG
Statements of income

(CHF million) For the years ended December 31	Notes	2004	2003	2002

Income
Royalty fees	7	38.0	44.8	37.2

Interest income	5	16.1	17.7	20.9

Dividend income		0.2	37.0	7.0

Foreign exchange gains		2.9	1.1	7.5

Total income		57.2	100.6	72.6

Expenses
Other operating and administration expenses		–55.0	–11.5	–5.1

Interest expense	6	–13.1	–14.0	–16.6

Impairment of note receivable from Converium Reinsurance (North America) Inc. and of receivables relating to interest income of this note	5	–179.3	–	–

Impairment of investments in affiliates	4	–1,332.4	–	–

Impairment of treasury shares		–5.3	–	–

Tax income (expense)	3	2.9	–4.7	–3.3

Total expenses		–1,582.2	–30.2	–25.0

Net (loss) income		–1,525.0	70.4	47.6

The notes to the financial statements are an integral part of these financial statements.

Converium Holding AG
Balance sheets

(CHF million) Year ended December 31	Notes	2004	2003

Assets
Invested assets
Common stock treasury shares		4.3	14.9

Investments in affiliates	4	1,977.2	2,809.5

Note receivable from Converium Reinsurance (North America) Inc.	5	–	186.7

Short-term loan to Converium AG		53.1	55.6

Total invested assets		2,034.6	3,066.7

Current assets
Cash and cash equivalents		2.4	1.5

Other receivables from affiliates		28.2	50.0

Accrued income		0.1	3.0

Total current assets		30.7	54.5

Total assets		2,065.3	3,121.2

Liabilities and shareholders’ equity
Liabilities
Note payable to Converium Finance S.A., Luxembourg	6	170.6	186.7

Other payables to affiliates		26.2	5.8

Accrued expenses		33.2	41.8

Total liabilities		230.0	234.3

Shareholders’ equity
Common stock	9	733.4	400.0

Legal reserves:
General reserves	9	2,610.6	2,400.3

Reserve for treasury shares	9	9.6	14.9

Retained earnings:
Beginning of year		6.7	1.3

Net (loss) income		–1,525.0	70.4

Retained earnings, end of year		–1,518.3	71.7

Total shareholders’ equity		1,835.3	2,886.9

Total liabilities and shareholders’ equity		2,065.3	3,121.2

The notes to the financial statements are an integral part of these financial statements.

Converium Holding AG
Notes to the financial statements

1. Basis of preparation

Converium Holding AG presents its financial statements in accordance with Swiss law, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States (US GAAP). The primary differences from US GAAP are that these Swiss law statements are unconsolidated, and the investments in affiliates are carried at a value no higher than their cost less adjustments for impairment, if any, rather than at their US GAAP net equity.

2. Summary of significant accounting policies

(a) Foreign currency translation

Assets and liabilities in foreign currencies are translated at the end of period exchange rates, whereas statements of income are translated at average exchange rates for the period. The resulting exchange differences are recorded in the statement of income.

(b) Investments in affiliates

Investments in affiliates are equity interests, which are held on a long-term basis for the purpose of the holding company’s business activities. They are carried at a value no higher than their cost less adjustments for impairment, if any.

3. Taxes

As a Swiss holding company, Converium Holding AG is not subject to income taxes on its dividend income on its investments in affiliates.

4. Investments in affiliates

Investments in affiliates consist mainly of a 100% interest in Converium AG with a carrying value of CHF 1,977.2 million as of December 31, 2004 subsequent to the recording of an impairment charge of CHF 1,332.4 million and a capital contribution of CHF 500.0 million, compared to CHF 2,809.5 million as of December 31, 2003.

		Share	% of equity		Book value
Entity	Purpose	capital	shares held		(in CHF million)
			2004	2003	2004	2003

Converium AG, Zurich, Switzerland	Reinsurance	CHF 400,000,000	100%	100%	1,977.2	2,809.5

Converium Finance (Bermuda) Ltd, Bermuda	Finance	US$12,000	100%	–	–	–

Converium IP Management Ltd, Bermuda [1]	Brand management	US$12,000	100%	–	–	–

Investments in affiliates					1,977.2	2,809.5

1	It is intended to re-domicile Converium IP Management Ltd from Bermuda to Zug, Switzerland in 2005.

5. Note receivable from Converium Reinsurance (North America) Inc.

The note receivable from Converium Reinsurance (North America) Inc. had a carrying value of nil as of December 31, 2004 after recording an impairment charge of CHF 170.6 million compared to CHF 186.7 million as of December 31, 2003. It is a surplus contribution note with a principle of US$ 150.0 million bearing interest at 8.75% per annum. It was issued on October 1, 2001 and is due on October 1, 2006.

Converium Reinsurance (North America) Inc. did not pay the interest payment of US$ 7.6 million due on December 1, 2004; Converium recorded a full valuation allowance of CHF 8.7 million against the receivables relating to interest income on the surplus note.

Converium Holding AG
Notes to the financial statements (continued)

6. Note payable to Converium Finance S.A., Luxembourg

The note payable to Converium Finance S.A., Luxembourg has a principal of US$ 150.0 million with interest of 7.0% per annum. It was originally issued on October 1, 2001 and is due on October 1, 2006. It was originally payable to Converium AG but during 2002 it was transferred by Converium AG to Converium Finance S.A., Luxembourg.

7. Royalty fees

In 2002, 2003, and 2004 Converium Holding AG received royalty fees for the use of the Converium brand from Converium AG, Converium Rückversicherung (Deutschland) AG, and from Converium Reinsurance (North America) Inc. In 2004, Converium Holding AG paid the royalty fees back to Converium Rückversicherung (Deutschland) AG as a result of this legal entity’s current situation. Converium Holding AG received royalty fees for only the first half of 2004 from Converium Reinsurance (North America) Inc. as a result of this legal entity being placed into orderly run-off.

8. Guarantee

Converium Finance S.A., Luxembourg issued guaranteed subordinated notes due in 2032 of US$ 200.0 million with interest of 8.25% payable quarterly in arrears. Converium Holding AG, jointly and severally along with Converium AG, irrevocably and unconditionally guarantee on a subordinated basis payments on these notes.

9. Shareholders’ equity

(a) Changes in equity

(CHF million, except share	Number	Common	General	Reserve for	Retained	Total
information)	of shares	stock	reserves	treasury shares	earnings [1]	equity

Balance as of January 1, 2002	40,000,000	400.0	2,409.7	–	–1.5	2,808.2

Share capital increase	6,217	–	0.5	–	–	0.5

Reserve for treasury shares	–	–	–5.7	5.7	–	–

Net income	–	–	–	–	47.6	47.6

Balance as of December 31, 2002	40,006,217	400.0	2,404.5	5.7	46.1	2,856.3

Balance as of January 1, 2003	40,006,217	400.0	2,404.5	5.7	46.1	2,856.3

Reserve for treasury shares	–	–	–9.2	9.2	–	–

Dividend to shareholders	–	–	–	–	–39.8	–39.8

Allocation to reserves	–	–	5.0	–	–5.0	–

Net income	–	–	–	–	70.4	70.4

Balance as of December 31, 2003	40,006,217	400.0	2,400.3	14.9	71.7	2,886.9

Balance as of January 1, 2004	40,006,217	400.0	2,400.3	14.9	71.7	2,886.9

Decrease of nominal value	–	–200.0	200.0	–	–	–

Share capital increase	106,683,245	533.4	–	–	–	533.4

Reserve for treasury shares	–	–	5.3	–5.3	–	–

Dividend to shareholders	–	–	–	–	–60.0	–60.0

Allocation to reserves	–	–	5.0	–	–5.0	–

Net loss	–	–	–	–	–1,525.0	–1,525.0

Balance as of December 31, 2004	146,689,462	733.4	2,610.6	9.6	–1,518.3	1,835.3

1	Before appropriation of available earnings

Converium Holding AG
Notes to the financial statements (continued)

(b) Extraordinary General Meeting held on September 28, 2004

Converium’s shareholders resolved at the Extraordinary General Meeting held on September 28, 2004, to:

•	Reduce the share capital of Converium from CHF 400,062,170 by CHF 200,031,085 to CHF 200,031,085 by reducing the nominal value of CHF 10 per share by CHF 5 to CHF 5 per share;

•	Increase the share capital by CHF 533,416,225 through the issuance of 106,683,245 fully paid registered shares with a nominal value of CHF 5 per share at an issue price of CHF 5 per share; and to

•	Amend the Articles of Incorporation as a consequence to the reduction of the nominal value.

(c) Issued share capital

The share capital of CHF 400,062,170 as of December 31, 2003 and 2002 consisted of 40,006,217 fully paid in registered shares with a nominal value of CHF 10 each.

In October 2004, Converium’s share capital was increased by CHF 533,416,225 by issuing 106,683,245 shares with a nominal value of CHF 5 per share at an issue price of CHF 5 per share. The additional shares were issued, and Converium’s corresponding capital increase (and reduction of the nominal value) were recorded in the Commercial Register of the Canton of Zug (Switzerland) on October 12, 2004.

After the registration of the shares in the Commercial Register of the Canton of Zug, Converium’s issued outstanding share capital was CHF 733,447,310, divided into 146,689,462 shares with a nominal value of CHF 5 per share. All shares are entitled to receive dividends.

(d) Contingent share capital for option rights and/or conversion rights

At the Annual General Meeting of April 27, 2004, Converium amended its Articles of Incorporation and replaced the previously available contingent share capital for Converium’s obligations to employees and members of the Board of Directors under various compensation plans by contingent share capital for option rights and/or conversion rights for up to four million shares or CHF 40,000,000 in nominal share capital.

Subsequent to the reduction of the nominal value of each of Converium’s shares in October 2004, its conditional capital is now CHF 20,000,000 pursuant to which up to four million shares at a nominal value of now CHF 5 per share can be issued upon exercise of conversion or option rights allotted in connection with bonds and other financial market instruments. At December 31, 2004, none of the contingent share capital or registered shares were exercised.

	Number of shares of	Contingent share capital
	contingent share capital	(CHF)

Balance, December 31, 2002	3,993,783	39,937,830

Balance, December 31, 2003	3,993,783	39,937,830

Share capital increase resulting from the amendment of the Articles of Incorporation	6,217	62,170

Reduction of the nominal value	–	–20,000,000

Balance, December 31, 2004	4,000,000	20,000,000

(e) Authorized share capital

At the Annual General Meeting held on April 27, 2004 Converium’s shareholders resolved creation of authorized share capital of 4,000,000 shares with a nominal value of CHF 10 each. Subsequent to the reduction of the nominal value of each of Converium’s shares in October 2004, Converium’s authorized capital is now CHF 20,000,000 pursuant to which the Board is authorized to issue up to four million shares at a nominal value of now CHF 5 per share. At December 31, 2004, none of the authorized share capital or registered shares have been exercised.

	Number of shares of	Authorized share capital
	authorized share capital	(CHF)

Authorization April 27, 2004	4,000,000	40,000,000

Reduction of the nominal value	–	–20,000,000

Balance, December 31, 2004	4,000,000	20,000,000

Converium Holding AG
Notes to the financial statements (continued)

(f) Reserve for treasury shares

The table below shows the movements in treasury shares of Converium Holding AG held by Converium.

Year ended December 31	2004		2003
		Purchase/		Purchase/
	Number	sales value	Number	sales value
	of shares	(CHF million)	of shares	(CHF million)

Reserve for treasury shares
Balance, January 1	230,597	14.9	101,570	5.7

Purchases	386,775	7.7	377,650	23.3

Sales	200,796	13.0	248,623	14.1

Balance, December 31	416,576	9.6	230,597	14.9

Average purchase price	CHF 19.85		CHF 61.57

Average selling price	CHF 64.06		CHF 60.03

10. Shareholders

As of December 31, 2004, 7,162 shareholders holding 65.0 million shares were registered in the share register of Converium Holding AG. 6,529 of these shareholders were private individuals holding 7.83% of the total number of outstanding shares, 212 were foundations and pension funds holding 4.49% and 421 were other legal entities holding 21.04% of the total number of outstanding shares.

In accordance with the notification requirements as set by the SWX Swiss Exchange, the following significant share holdings were notified to Converium Holding AG as of December 31, 2004:

•	Capital Group International Inc., Los Angeles, California, United States: 5.34% (date of notification August 5, 2004).

•	Odey Asset Management, London, United Kingdom: 5.84% (date of notification October 18, 2004).

Converium Holding AG
Proposed appropriation of available earnings

	Number of	Nominal capital
Share structure	registered shares	(CHF)

For the financial year 2004

Eligible for dividend	146,689,462	733,447,310

Total shares issued	146,689,462	733,447,310

The Board of Directors proposes to the Annual General Meeting to allocate available earnings as follows:

	2004	2003
(CHF)	(Proposed)

Retained earnings brought forward from the previous year	6,702,107	1,356,497

Net (loss) income for the financial year	–1,524,993,481	70,354,936

Available earnings	–1,518,291,374	71,711,433

Dividend	–	–60,009,326

Allocation to general reserve	1,518,291,374	–5,000,000

Retained earnings carried forward	–	6,702,107

The Board of Directors proposes to the Annual General Meeting an appropriation of the available earnings in accordance with the above table.

February 25, 2005

On behalf of the Board of Directors of Converium Holding AG

Peter C. Colombo Chairman	Georg Mehl Vice Chairman

Addresses of offices

Europe

Zug
Converium Holding AG
Baarerstrasse 8
6300 Zug
Switzerland
Phone +41 1 639 9335
Fax +41 1 639 9334

Zurich
Converium AG
General Guisan-Quai 26
P.O. Box
8022 Zurich
Switzerland
Phone +41 1 639 9393
Fax +41 1 639 9090

Cologne
Converium Rückversicherung (Deutschland) AG
Clever Strasse 36
50668 Cologne
Germany
Phone +49 221 539 0
Fax +49 221 539 2022

London
Converium Insurance (UK) Ltd
Converium London Management Ltd
Converium Underwriting Ltd
London Underwriting Centre
Level 12
71 Frenchurch Street
London EC3M 4BS
United Kingdom
Phone +44 207 553 8100
Fax +44 207 553 8120

Guernsey
Converium PCC Limited
5 St James Street
St Peter Port
Guernsey GY1 2NZ
United Kingdom
Phone +44 14 8173 7120
Fax +44 14 8173 7129

Milan
Converium Rückversicherung (Deutschland) AG
Branch Office Italy
Viale Majno 15
20122 Milan
Italy
Phone +39 02 7640 9720
Fax +39 02 7631 8278

Paris
Converium Rückversicherung (Deutschland) AG
Branch Office France
18, Avenue Franklin Roosevelt
75008 Paris
France
Phone +33 1 5856 6600
Fax +33 1 5856 6606

North America

New York
Converium Reinsurance (North America) Inc.
Corporate Office
One Chase Manhattan Plaza
New York, NY 10005
United States
Phone +1 212 898 5000
Fax +1 212 898 5052
Toll-Free +1 866 900 2762

Stamford
Converium Reinsurance (North America) Inc.
Administrative Office
One Canterbury Green
P.O. Box 29
Stamford, CT 06904-0029
United States
Phone +1 203 965 8800
Fax +1 203 965 8805
Toll-Free +1 800 335 7826

Bermuda
Converium Ltd
Bermuda Branch Office
Wessex House
4th Floor
45 Reid Street
P.O. Box HM 558
Hamilton HM CX
Bermuda
Phone +1 441 295 4699
Fax +1 441 292 8986

Toronto
Converium Reinsurance (North America) Inc.
Canadian Branch
having its chief agency in Canada at
133 Richmond Street West, Suite 401
Toronto, Ontario, M5H 2L3
Canada
Phone +1 416 363 6103
Fax +1 416 363 7454

Latin America

Buenos Aires
Converium Representaciones S.A.
Carlos Pellegrini 1427, 2° piso
(C1011AAC) Buenos Aires
Argentina
Phone +54 11 5032 5400
Fax +54 11 5032 5410

Mexico
Converium Ltd
Oficina de Representación en México
Pico de Turquino 13
Col. Jardines en la Montaña
C.P. 14210 México, D.F.
Mexico
Phone +52 55 5631 3111
Fax +52 55 5631 3222

Sao Paulo
Converium Serviços Técnicos Ltda.
R. Luigi Galvani 70, Suite 121
04575-020 São Paulo – SP
Brazil
Phone +55 11 5506 4166
Fax +55 11 5505 6838

Asia Pacific

Kuala Lumpur
Converium Ltd
Regional Reinsurance Branch Office
Marketing Office
Suite 47.02, Level 47
Letter Box No.110, Bangunan AmFinance
No 8, Jalan Yap Kwan Seng
50450 Kuala Lumpur
Malaysia
Phone +60 3 2070 3933
Fax +60 3 2070 3808

Labuan
Converium Ltd
Regional Reinsurance Branch Office
Suite 3-02, 3rd Floor
Lucas Kong Building
No U0185, Jalan Merdeka
87020 Labuan F.T.
Malaysia
Phone +60 87 422 004
Fax +60 87 422 005

Singapore
Converium Ltd
Regional Reinsurance Branch Office
6 Temasek Boulevard #43-01
Suntec Tower Four
Singapore 038986
Phone +65 6333 8887
Fax +65 6333 8885

Sydney
Converium Ltd
Australian Branch
Level 21
Australia Square
264 George Street
GPO Box 3937
Sydney NSW 2001
Australia
Phone +61 2 9274 3000
Fax +61 2 9274 3055

Tokyo
Converium Ltd
Reinsurance Representative Office
Marunouchi Mitsui Building 10F
2-2, Marunouchi 2-Chome
Chiyoda-ku
Tokyo 100-0005
Japan
Phone +81 3 3201 3811
Fax +81 3 3201 3820

Glossary

Accident and Health: All types of covers that provide benefits related to an accident or to medical treatments. Accident covers provide indemnification for damages caused by an accident such as accidental death and dismemberment, disability, medical expenses and the accumulation of accident-related benefits. Medical benefits may cover hospitalization expenses and outpatient expenses caused by any reason, dental treatments or medical expenses arising while traveling abroad. Also certain types of short-term income replacements such as hospital cash benefits are considered as health business.

Agribusiness: Agribusiness (re)insurance provides coverage against depleted crop yields or the complete loss of crops due to acts of nature, and includes specialized products such as revenue covers. Converium’s largest agribusiness line is Multiple Peril Crop Insurance (MPCI), which indemnifies farmers for losses arising from yield reductions caused by insured events such as drought, freeze and hail.

Annuity: A contract that pays a periodic income benefit for the life of a person (the annuitant) or for a specified number of years, or a combination of the two, in return for a single premium payment. Immediate annuities provide income from the date the policy is taken out and deferred annuities provide income at a future specified date.

Audit Committee: The Audit Committee comprises the Chairman of the BoD and the Chairmen of the Finance, Nomination and Remuneration Committees. It reviews and approves the quarterly financial statements, except year-end results; approves and supervises the implementation of Converium’s Audit Charter, including the review of internal control systems and Converium’s risk management and auditing processes; reviews and assesses significant accounting and reporting issues; oversees external and internal auditors and the external and internal audit process; assesses the accuracy of the annual financial statements and determines that appropriate accounting principles have been applied; and liaises with Converium’s Risk Management functions to identify Converium’s areas of greatest risk and to assess management’s role in mitigating the risks.

Aviation & Space: Aviation insurance covers property and liability risks related to aircraft, airlines, aviation product manufacturers, airports, and related businesses. Space insurance covers losses during the pre-launch, launch, and in-orbit phases of satellites.

Board of Directors (BoD): Converium’s global strategy is set by its Board of Directors (BoD), the body with ultimate responsibility for Converium’s policies and management, including investment, treasury, solvency and liquidity policies. All Board members, except Terry G. Clarke1 who holds the position of Managing Director, are non-executive and independent of management. None of the Board members has ever held an executive position within Converium or any of its subsidiaries. No interlocking directorships exist between the Board members of Converium and Board members of any other company.

Branch Office: A branch office is part of the legal entity under which it operates and has its own organization and administration. It underwrites business for its assigned territory, has its own balance sheet and is subject to local regulations. Converium Ltd has branch offices in Singapore, Labuan, Bermuda and Australia. Converium Rückversicherung (Deutschland) AG has branch offices in Paris and Milan. Additionally, Converium Reinsurance (North America) Inc. has established a branch office in Canada.

Cede, Ceding Insurer, Cession: When an insurer reinsures its risk with another insurer (“cession”), it “cedes” business and is referred to as the “ceding insurer.”

Chief Risk Officer: The Chief Risk Officer (CRO) function embodies enterprise risk management within Converium. Converium’s CRO has two focal areas of responsibility: to ensure that the quantitative characteristics of each specific risk assumed are monitored through setting and controlling of the adherence to pricing, and policies and guidelines, and secondly, to ensure that the unique aggregate risks which reinsurers can amass are within defined tolerance levels.

Chief Technical Officer: The Chief Technical Officer’s (CTO) function is to ensure a consistent and profit-maximizing approach to global underwriting and claims from a qualitative perspective. The CTO is responsible for the diverse functions of Underwriting Technical Services, the Strategic Project Office, Global Claims, Run-off and Commutation. The CTO oversees the development and adherence to global underwriting and claims standards and best practices, including the conducting of internal peer reviews and external client audits.

1	Effective February 23, 2005, with the appointment of Terry G. Clarke as Chief Executive Officer, the position of Managing Director was removed, based upon a Board resolution of the same day.

Combined Ratio: The sum of the loss ratio and the expense ratio for a non-life insurance or a reinsurance company. A combined ratio below 100 generally indicates profitable underwriting. A combined ratio over 100 indicates unprofitable underwriting. An insurance company with a combined ratio over 100 may be profitable to the extent net investment results exceed underwriting losses.

Credit & Surety: Credit insurance, the insurance of commercial receivables, covers financial losses to insureds arising from debts which are uncollectable due to their customers’ insolvency. Surety insurance provides a guarantee to a third party, the beneficiary, that the principal – a construction company, for example – will fulfill an obligation to the beneficiary, who receives an indemnification if the principal fails to fulfill the obligation.

Cycle Management: Cycle Management is a process of dynamic and proactive assessment of the industry underwriting cycles, and our deployment of appropriate strategies to maximize Converium’s positioning and profitability throughout the cycles.

Engineering: Insurance covering building projects and the insurance of machinery in operation in industrial facilities.

Enterprise Risk Management: Enterprise Risk Management at Converium centers around an interdisciplinary Risk Management Committee, which includes the most senior executives from each business, support and service area. The Risk Management Committee meets on a regular basis to discuss risk management issues, including those highlighted by the Chief Risk Officer.

Expense Ratio: The ratio of non-life insurance or reinsurance operating expenses (i.e. acquisition costs and profit participation net of reinsurance commissions) to net premiums earned plus administration expenses to net premiums written.

Facultative Reinsurance: The reinsurance of part or all of the insurance provided by a single policy negotiated on a contract-by-contract basis.

Finance Committee: It approves external providers of asset management services and capital increases in subsidiaries between US$ 5 million and US$ 20 million. It submits to the Board for its approval the accounting standards framework for Converium, the annual budget and financial plans, investment and treasury policy, solvency and liquidity planning, strategic asset allocation, tax planning, the allocation of expenses to be charged to the Corporate Center, capital increases and the use of contingent or authorized capital, year-end results and dividend policy, as well as exchange listings and de-listings.

Finite Risk: Insurance and reinsurance policies under which the aggregate risk to the insurer or reinsurer is capped at a finite limit. Typically, such policies have maturities of several years and provide for sharing profits arising from the policy with the client at the policy maturity. The policy limit-to-premium ratio is frequently significantly lower than under traditional insurance and reinsurance policies.

General Third Party Liability/Casualty: General liability business covers the (re)insurance of risks arising from commercial, product, business and personal liability.

Global Business Segments: Converium’s structure comprises three global business segments, based upon which Converium pursues its financial reporting and manages its business. The three global business segments are the following: Standard Property & Casualty Reinsurance, Specialty Lines, and Life & Health Reinsurance.

Global Executive Committee (GEC): The BoD has delegated the management of Converium to the GEC. The GEC comprises an executive management team currently with seven members. It is responsible for implementing Converium’s global strategy, ensuring effective collaboration between each subsidiary, and business segment, and reviewing progress against financial and operating plans as approved by the BoD. The duties and responsibilities of the GEC are defined in the Organizational By-laws of Converium Holding AG.

Global Risk Pooling (GRP): Global Risk Pooling is the function within Converium which is responsible for purchasing all retrocession covers in accordance with risk management guidelines. Furthermore, GRP is responsible for internal risk pooling for Converium’s various legal entities.

Gross Premiums Written: Total premiums (whether or not earned) for insurance contracts written or assumed (including deposits for contracts with an insignificant amount of mortality or morbidity risk) during a specific period, without deduction for premiums ceded.

Guaranteed Minimum Death Benefit: Guaranteed Minimum Death Benefits (GMDB) are attached to Variable Annuity policies to ensure that the named beneficiary receives a specified sum if the insured person dies during the deferment period of the annuity. There are several common types of guarantees, including return of premium, maximum account value and fixed annual increases of the guaranteed death benefit. Reinsurance on this type of business usually covers account deficits if a person dies while the account value is lower than the guaranteed benefit.

Incurred But Not Reported (IBNR) Reserves: Reserves for estimated losses and loss adjustment expenses which have been incurred but not reported to the insurer or reinsurer, including future development of claims which have been reported to the insurer or reinsurer but where the established reserves may ultimately prove to be inadequate.

Internal Audit: Internal Audit is responsible for the evaluation of Converium’s risk management, control and governance processes. To perform its role, Internal Audit has unrestricted access to all information and documents for audit projects approved by the Board of Directors/Audit Committee, to which it reports directly (as stipulated in Converium’s By-laws). Internal Audit is committed to the Standards for the Professional Practice of Internal Auditing set out by the Institute of Internal Auditors.

Lapse: Termination of a policy because of surrender, failure to pay a premium or lack of sufficient cash value to maintain in-force status.

Liability: Liability insurance includes many classes of cover which provide indemnification for monetary amounts that an insured becomes legally obliged to pay to a third party.

Life and Disability: This includes all traditional and universal life covers, annuities, long-term care benefits, critical illness covers as well as all insurance types covering disability (long-term, short-term, permanent total, permanent partial, any/own occupation, etc.) caused by illness or accident.

Life & Health Reinsurance: Life & Health Reinsurance is one of the three global business segments Converium is based upon. This segment includes the following lines of business: Life and Disability, and Accident and Health.

Loss: An insured event that is the basis for submission or payment of a benefit under an insurance policy. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.

Loss Adjustment Expenses (LAE): The expenses of investigating and settling claims, including certain legal and other fees, and the expenses of administering the claims adjustment process.

Loss Ratio: Ratio of non-life insurance or reinsurance company’s net incurred losses and loss adjustment expenses to net premiums earned.

Loss Reserves: Reserves established by an insurer or reinsurer and recorded on its balance sheet to reflect the estimated cost of future payments for claims for which the insurer or reinsurer ultimately will be required to indemnify insureds or reinsureds in the future. Reserves are held in respect of losses occurred on or prior to the balance sheet date on insurance or reinsurance written and earned. Loss reserves are generally composed of individual case reserves for reported claims and IBNR reserves.

Managing Director: In order to enhance the effectiveness of strategic and operational decision-making and greater collaboration between the Board of Directors (BoD) and Converium’s management team, the BoD established the position of a Managing Director. The Managing Director serves on the BoD and has oversight over Converium’s day-to-day management. The Managing Director attends all meetings of the Global Executive Committee (GEC) and has veto power over decisions taken by the GEC.

Marine & Energy: Marine insurance includes physical damage insurance for ships, shipping, oil rigs and related activities, cargo (while being transported by land, sea or air) and related liabilities.

Motor: Motor insurance covers claims for bodily injury and property damage arising from automobile accidents.

Net Premiums Written: Gross premiums less premiums ceded for reinsurance.

Nomination Committee: It appoints and dismisses the Head of Internal Audit and outside directors of Converium companies, unless such appointment or dismissal is required by regulatory law or order, in which case such appointment or dismissal lies in the responsibility of the CEO. The Committee proposes to the Board of Directors (BoD) the appointment of Board members and the members of its Committees and their Chairmen, the Chairman and Vice Chairman of the BoD and the members of the GEC. It defines and implements procedures for the annual self-evaluation of the BoD’s and the Committees’ performance; for the annual statement of independence of the BoD and disclosure of any conflict of interests and any agreements concluded with Converium or any of its subsidiaries; and for the orientation program for new Board members.

Non-Proportional Reinsurance: Reinsurance under which the reinsurer’s participation in a claim depends on the size of the claim. Also known as “excess reinsurance”.

Participating Contracts: Insurance in which the policyholder is entitled to participate in the earnings or surplus of the insurance enterprise. The participation occurs through the distribution of dividends to policyholders.

Personal Accident: All types of benefits insured on a stand-alone basis that provide indemnification related to an accident. The covered risks include accidental death and dismemberment, disability due to an accident (short-term, permanent total, permanent partial), medical expenses caused by an accident and the accumulation of accident-related benefits.

Premiums Earned: That portion of gross premiums written in current and past periods applying to the expired portion of the policy period.

Professional Liability and other Special Liability: Insurance to protect the insured against the consequences of its liability to pay damages in respect of a breach of professional duty in the practicing of its profession.

Property: Property insurance covers the physical assets of an insured against fire, extended coverages or all risks and consequential business interruption arising therefrom.

Proportional Reinsurance: Arrangement whereby the insurer cedes to the reinsurer an agreed fixed percentage of premiums, claims and other liabilities for each policy covered on a pro rata basis.

Reinsurance: The practice whereby one insurer, called the reinsurer, in consideration for premiums received, agrees to indemnify the ceding insurer for all or a portion of the risk under a policy or policies of insurance issued by the ceding insurer. The legal rights of the insured generally are not affected by the reinsurance transaction, and the insurance enterprise issuing the insurance contract remains liable to the insured for payment of policy benefits.

Remuneration Committee: This Committee sets the compensation levels for the Global Executive Committee (except the CEO) and the Head of Internal Audit, and proposes to the Board of Directors (BoD) the overall remuneration for the CEO, for each of the members of the BoD and the Managing Director, as well as the principles of compensation, of incentive schemes, and bonus payments to employees.

Representative Office: Representative offices provide Converium’s business segments with local bases for marketing, liaison and client service. They are restricted in their activities and may not underwrite reinsurance business. Converium has representative offices in Mexico, Argentina, Brazil, Kuala Lumpur and Great Britain.

Reserves: Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments, benefits payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in accordance with the insurance or reinsurance it has written.

Retention: The amount or portion of risk which a ceding insurer retains for its own account. Losses and loss expenses paid by the ceding insurer in excess of the retention level are then reimbursed to the insurer by the reinsurer. In proportional insurance, the retention may be a percentage of the original policy’s limit. In non-proportional insurance, the retention is an amount of loss, a loss ratio or a percentage.

Retrocessional Reinsurance: An arrangement under which a reinsurer cedes to another reinsurer (the “retrocessionaire”) all or a portion of the insurance risks reinsured by the first reinsurer. Retrocessional reinsurance generally does not legally discharge the ceding reinsurer from its liability to the original ceding company.

Sarbanes-Oxley Act: As a foreign registrant listed on the New York Stock Exchange, Converium is subject to all relevant United States securities laws and regulations including the US Sarbanes-Oxley Act (the Act) of 2002. The US Congress enacted this law as a response to several large insolvencies of registered entities involving fraudulent accounting and financial reporting practices. Converium is aiming to be in compliance with the Act Section 404, a critical section regarding internal controls and procedures for financial reporting for the year ending December 31, 2005.

Specialty Lines: Specialty Lines is one of the three global business segments Converium is based upon. This segment includes the following lines of business: Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability, Excess and Surplus Lines, and Workers’ Compensation.

Standard Property & Casualty Reinsurance: Standard Property & Casualty Reinsurance is one of the three global business segments Converium is based upon. This segment includes the following lines of business: General Third Party Liability/Casualty, Motor, Property, and Personal Accident (assumed from non-life insurers).

Surrender: Many life insurance products permit the insured to withdraw a portion of the cash surrender value of the contract. Future benefits are reduced accordingly.

Survival Ratio: An industry measure of the number of years it would take a company to exhaust its asbestos and environmental reserves for losses and loss expenses based on that company’s current level of asbestos and environmental claims payments. The ratio is derived by dividing the current ending losses and loss expense reserves by the average annual payments for the prior three years. The ratio is computed based on the ending reserves for losses and loss expenses over the respective claims settlements during the fiscal year.

Tail: The period of time that elapses between the incurrence and settlement of losses under a policy. A “short-tail” insurance product is one where ultimate losses are known and settled comparatively quickly; ultimate losses under a “long-tail” insurance product are sometimes not known and settled for many years.

Term Life Insurance: Life insurance protection for a limited period which expires without maturity value if the insured survives the period specified in the policy.

Treaty Reinsurance: A type of reinsurance whereby the ceding company automatically cedes and the reinsurer automatically assumes a predetermined portion or category of specified risks underwritten by the ceding company.

Underwriting: The process whereby an insurer or reinsurer reviews applications submitted for insurance or reinsurance coverage and determines whether it will provide all or part of the coverage being requested for an agreed premium.

Underwriting Results: The pre-tax profit or loss experienced by a non-life insurance company or reinsurance company after deducting incurred losses and loss expenses and operating expenses from premiums earned. This profit and loss calculation includes reinsurance assumed and ceded but excludes investment income.

Underwriting Technical Services: The task of Underwriting Technical Services is to ensure best underwriting practice on a global level by working closely with the line-of-business segments in standardizing underwriting guidelines and underwriting authority letters, and developing audit capabilities to conduct programs for both internal peer reviews as well as external client audits.

Universal Life Insurance: A life insurance product under which premiums are generally flexible, the level of death benefits may be adjusted and expenses and other charges are specifically disclosed to the policyholder and deducted from their account balance.

Whole Life Insurance: A permanent life insurance product offering guaranteed death benefits and guaranteed cash values.

Workers’ Compensation: Workers’ compensation insurance provides payments required by law to be made to an employee who is injured or disabled in connection with work, including payments for both medical treatment and lost wages.

Converium Holding AG
Baarerstrasse 8
6300 Zug
Switzerland

Phone	+41 1 639 9335
Fax	+41 1 639 9334

Converium AG
General Guisan-Quai 26
P.O. Box
8022 Zurich
Switzerland

Phone	+41 1 639 9393
Fax	+41 1 639 9090

Converium Rückversicherung (Deutschland) AG
Clever Strasse 36
50668 Cologne
Germany

Phone	+49 221 539 0
Fax	+49 221 539 2022

Converium Reinsurance (North America) Inc.
Corporate Office
One Chase Manhattan Plaza
New York, NY 10005
US

Phone	+1 212 898 5000
Fax	+1 212 898 5052

www.converium.com